UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LOJACK CORPORATION

(Name of Subject Company)

LOJACK CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

539451104

(CUSIP Number of Class of Securities)

Randy L. Ortiz

President and Chief Executive Officer

LoJack Corporation

40 Pequot Way

Canton, Massachusetts 02021

(781) 302-4200

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Jacqueline Mercier, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is LoJack Corporation, a Massachusetts corporation (“LoJack,” the “Company,” “we” or “us”). The Company’s principal executive offices are located at 40 Pequot Way, Canton, Massachusetts 02021. The Company’s telephone number at such address is (781) 302-4200.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (each, a “Share”). As of January 29, 2016, there were 19,683,903 Shares issued and outstanding (including 714,289 Shares in respect of outstanding restricted stock awards), 1,447,866 Shares issuable upon the exercise of outstanding options, 12,010 Shares issuable upon the vesting of outstanding restricted stock unit awards and 57,164 additional Shares subject to issuance pursuant to performance-based restricted stock awards.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by Lexus Acquisition Sub, Inc., a Massachusetts corporation (“Purchaser”) and a wholly-owned subsidiary of CalAmp Corp., a Delaware corporation (“CalAmp” or “Parent,” and together with Purchaser, the “Offerors”), to purchase all of the issued and outstanding Shares at a purchase price of $6.45 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2016. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 1, 2016 (as amended or modified from to time, the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent or Purchaser and (ii) Shares held by shareholders who properly exercise appraisal rights, if available, under Massachusetts law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest. As a result of the Merger, the Shares will cease to be publicly traded and the Company will become wholly-owned by Parent.

The Offer is initially scheduled to expire at 12:00 midnight, Eastern time on Monday, March 14, 2016 (one minute after 11:59 p.m. Eastern time on Monday, March 14, 2016), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Time”). The time at which the Purchaser first accepts for payment Shares validly tendered pursuant to the Offer and not withdrawn is referred to throughout this Schedule 14D-9 as the “Acceptance Time.”

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is 1401 N. Rice Avenue, Oxnard, California 93030, and the telephone number at such principal offices is (805) 987-9000. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.lojack.com. Information contained on, or that can be accessed through, the Company’s website does not constitute part of this Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates.

Merger Agreement.

On February 1, 2016, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 12. The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. None of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Representation on the Board.

If Purchaser accepts for payment the Shares tendered into the Offer, then promptly after the Acceptance Time, Purchaser will be entitled to designate such number of directors on the Company’s board of directors (the “Board”) as will give Purchaser representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares beneficially owned by Parent or Purchaser at such time (including Shares accepted for payment in the Offer) bears to (B) the total number of Shares that are issued and outstanding on a fully diluted basis. Subject to applicable law and the rules of the SEC and the NASDAQ Stock Market, the Company will take all necessary action to elect or appoint Purchaser’s designees to the Board, including, at the option of Purchaser, by increasing the size of the Board and/or securing the resignations of such number of its incumbent directors. To the fullest extent permitted by applicable law and the rules of the NASDAQ Stock Market, the Company will also cause Purchaser’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board and on the board of directors of any wholly-owned subsidiary of the Company. The Merger Agreement provides that, from the Acceptance Time until the Effective Time, at least three existing independent directors of the Company will continue to serve on the Board. For more information see “Section 12. The Merger Agreement — The Offer — Directors” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Confidentiality Agreement.

On November 12, 2014, the Company and Parent entered into a letter agreement pursuant to which the Company and Parent agreed, subject to certain limitations, to keep confidential certain non-public information about the Company in connection with the consideration of a possible negotiated transaction between Parent and the Company (the “Possible Transaction”), and which included a customary one-year standstill provision (the “Confidentiality Agreement”). Following expiration of the standstill provision, the Company and Parent entered into an amendment to the Confidentiality Agreement to provide that the definition of Possible Transaction not be limited to negotiated transactions. The foregoing summary of the provisions of the Confidentiality Agreement and the subsequent amendment does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and such amendment, copies of which are filed as Exhibit (e)(2) hereto and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors may be deemed to have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board’s Recommendation — Reasons for the Offer and the Merger.”

For further information regarding the compensation that is based on or otherwise relates to the Offer and/or the Merger that is payable or may become payable to the Company’s named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger on Company Shares and Equity-Based Incentive Awards.

Treatment of Shares.

The Company’s directors and executive officers who tender the Shares they own (which, for this discussion, does not include Company Restricted Stock Awards as defined below) for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company shareholders who tender Shares. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s directors and executive officers that were not tendered for purchase pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company shareholders whose Shares are exchanged in the Merger. To the knowledge of the Company, all of the Company’s directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer.

The following table sets forth, as of January 29, 2016, the approximate cash consideration that each of the directors and executive officers of the Company would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. The following table does not include any Shares underlying Company Restricted Stock Awards which are described below under “— Treatment of Company Restricted Stock Awards and Restricted Stock Units.”

Name	Number of Shares	Cash Consideration for Shares
Randy L. Ortiz	134,428	$867,061
Kenneth L. Dumas	25,000	$161,250
José M. Oxholm	7,961	$51,348
Emad S. Isaac	—	$—
Harold E. Dewsnap	31,083	$200,485
Rory J. Cowan	123,209	$794,698
Marcia J. Hooper	48,467	$312,612
Gary E. Dilts	48,467	$312,612
John H. MacKinnon	104,460	$673,767
David J. Shea	49,932	$322,061
Philip Horlock	13,890	$89,591
Alan L. Bazaar	—	—
John A. Janitz	20,120	$129,774
Edward F. Davis III	—	—

Treatment of Company Stock Options.

The Merger Agreement provides that each option to purchase Shares (a “Company Stock Option”) granted under the Company’s 2008 Stock Incentive Plan, as amended (the “2008 Plan”), whether vested or unvested or exercisable or unexercisable, that is outstanding and unexercised immediately prior to the Acceptance Time, shall become fully vested and exercisable as of the Acceptance Time. Each such Company Stock Option that is outstanding prior to the Acceptance Time shall automatically be cancelled as of the Acceptance Time and converted into the right to receive (without interest) an amount in cash (less applicable tax withholdings), payable in a lump sum through the Company’s payroll system as soon as reasonably practicable (but no later than the next regularly-scheduled payroll date) after the Acceptance Time, equal to the product of (A) the excess, if any, of (x) the Offer Price minus (y) the exercise price per share of such Company Stock Option, and (B) the number of Shares underlying such Company Stock Option.

The following table sets forth, as of January 29, 2016, based upon an Offer Price of $6.45, the approximate cash consideration that each of the Company’s executive officers would be entitled to receive in exchange for cancellation of his Company Stock Options (assuming that each such executive officer does not otherwise exercise any outstanding and vested options prior to the Acceptance Time). As of January 29, 2016, no directors held any Company Stock Options.

Name	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options(1)	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options under Merger Agreement
Randy L. Ortiz	348,528	$1,108,132	92,185	$282,888	$1,391,020
Kenneth L. Dumas	6,329	$23,860	34,058	$130,596	$154,456
José M. Oxholm	49,402	$124,111	34,594	$104,468	$228,579
Emad S. Isaac	27,027	$73,823	41,115	$125,910	$199,733
Harold E. Dewsnap	41,446	$125,924	36,123	$110,255	$236,179

(1)	Includes the following number of Company Stock Options held by our executive officers that are subject to vesting in February 2016 in accordance with the existing terms of such awards: Mr. Ortiz, 17,813 Company Stock Options; Mr. Dumas, 7,550 Company Stock Options; Mr. Oxholm, 7,555 Company Stock Options; Mr. Isaac, 13,188 Company Stock Options; and Mr. Dewsnap, 8,300 Company Stock Options.

Treatment of Company Restricted Stock Awards and Restricted Stock Units.

Each award (other than a Company Stock Option or a Company RSU Award (as defined below)) with respect to Shares that are subject to a risk of forfeiture or repurchase by the Company (a “Company Restricted Stock Award”) that is outstanding as of immediately prior to the Acceptance Time shall accelerate and become fully vested such that the Company’s right of reacquisition or repurchase, as applicable, shall lapse in full effective immediately prior to, and contingent upon, the Acceptance Time. Each Share underlying such Company Restricted Stock Awards that is outstanding shall be treated as an outstanding Share, including for purposes of tendering pursuant to the Offer.

The following table sets forth, as of January 29, 2016, based upon an Offer Price of $6.45, the approximate cash consideration that each of the Company’s directors and executive officers would be entitled to receive if such individual were to tender all of the Shares underlying his or her Company Restricted Stock Awards pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares Subject to Restricted Stock Awards (1)	Cash Consideration for Restricted Stock Awards
Randy L. Ortiz	160,208	$1,033,342
Kenneth L. Dumas	38,483	$248,215
José M. Oxholm	68,637	$442,709
Emad S. Isaac	56,813	$366,444
Harold E. Dewsnap	49,773	$321,036
Rory J. Cowan	33,766	$217,791
Marcia J. Hooper	33,766	$217,791
Gary E. Dilts	33,766	$217,791
John H. MacKinnon	33,766	$217,791
David J. Shea	33,766	$217,791
Philip Horlock	33,766	$217,791
Alan L. Bazaar	22,278	$143,693
John A. Janitz	21,621	$139,455
Edward F. Davis III	18,293	$117,990

(1)	Includes the following number of Shares underlying Company Restricted Stock Awards held by our executive officers that are subject to vesting or forfeiture in February 2016 in accordance with the existing terms of such awards: Mr. Ortiz, 25,221 Shares; Mr. Dumas, 3,750 Shares; Mr. Oxholm, 9,073 Shares; Mr. Isaac, 15,442 Shares; and Mr. Dewsnap, 9,420 Shares.

The Merger Agreement also provides that each restricted stock unit award (a “Company RSU Award”), whether vested or unvested, that is outstanding and unsettled immediately prior to the Acceptance Time, shall become fully vested as of the Acceptance Time. Each such Company RSU Award that is outstanding and unsettled prior to the Acceptance Time shall automatically be cancelled as of the Acceptance Time and converted into the right to receive (without interest), an amount in cash (less applicable tax withholdings), payable in a lump sum through the Company’s payroll system as soon as reasonably practicable (but no later than the next regularly-scheduled payroll date) after the Acceptance Time, equal to the product of (A) the Offer Price and (B) the number of Shares underlying such Company RSU Award. As of January 29, 2016, no directors or executive officers held any Company RSU Awards.

The following table sets forth the approximate amount of the aggregate payments that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement as a result of their equity interests held as of January 29, 2016.

Name	Cash Consideration for Shares	Cash Consideration for Stock Options	Cash Consideration for Restricted Stock Awards	Total Cash Consideration under Merger Agreement
Randy L. Ortiz	$867,061	$1,391,020	$1,033,342	$3,291,423
Kenneth L. Dumas	$161,250	$154,456	$248,215	$563,921
José M. Oxholm	$51,348	$228,579	$442,709	$722,636
Emad S. Isaac	$—	$199,733	$366,444	$566,177
Harold E. Dewsnap	$200,485	$236,179	$321,036	$757,700
Rory J. Cowan	$794,698	—	$217,791	$1,012,489
Marcia J. Hooper	$312,612	—	$217,791	$530,403
Gary E. Dilts	$312,612	—	$217,791	$530,403
John H. MacKinnon	$673,767	—	$217,791	$891,558
David J. Shea	$322,061	—	$217,791	$539,852
Philip Horlock	$89,591	—	$217,791	$307,382
Alan L. Bazaar	—	—	$143,693	$143,693
John A. Janitz	$129,774	—	$139,455	$269,229
Edward F. Davis III	—	—	$117,990	$117,990

Change-in-Control and Severance Arrangements.

The Company has pre-existing change-in-control agreements with certain of its executive officers, as described in more detail below under “Item 8. Additional Information — Golden Parachute Compensation” and in Annex A, which descriptions are incorporated into this Item 3 by reference. In addition, the award agreements with respect to the Company Restricted Stock Awards issued to our non-employee directors under the 2008 Plan provide for accelerated vesting of such Company Restricted Stock Awards under certain circumstances, including in the event of a change in control of LoJack.

The Company also maintains a severance policy in which officers who are not party to a change-in-control agreement and other employees are eligible to participate. Under the policy, individuals with the title of vice president and above are entitled to two weeks of base pay per year of service plus five weeks (ten weeks in the case of individuals with the title of senior vice president or higher) additional base pay (with a cap at 52 weeks). Individuals with the title of director are entitled to two weeks base pay per year of service (with a cap at 26 weeks) and individuals through manager level are entitled to one week minimum per year (capped at 16 weeks). The severance policy also provides other customary benefits, including outplacement services.

Employee Matters Following Closing.

The Merger Agreement provides that, for a period beginning at the earlier of the Effective Time and such time as Purchaser’s designees to the Board constitute at least a majority of the Board (such earlier date, the “Control Time”) and ending on December 31, 2016, Company employees who continue to be employed by the Surviving Corporation or any subsidiary of the Surviving Corporation following the Acceptance Time (“Continuing Employees”) will be provided with base salary or base hourly rate, in each case in an amount at least equal to the level that was provided to each such Continuing Employee immediately prior to the Control Time and employee benefits (other than equity awards) that are no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Control Time. Parent has also agreed to certain base salary and base hourly rate merit increases effective as of June 1, 2016.

In addition, each Continuing Employee shall be eligible to receive the severance benefits provided under the Company’s severance policy in the event such Continuing Employee is terminated without cause at any time before the first anniversary of the Control Time. Parent has also agreed to assume and honor the terms of the change-in-control agreements the Company has in place with certain of its executive officers. These arrangements are described below in “Item 8. Additional Information — Golden Parachute Compensation.”

Parent has also agreed that, from and after the Control Time, it will cause the service of each Continuing Employee to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under each compensation, retirement, vacation, fringe or other welfare benefit plan, program or arrangement of Parent or its affiliates (other than under any equity compensation plans) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company employee plan immediately prior to the Control Time (and to the extent such credit would not result in a duplication of benefits). For dental, medical or vision benefits in which any Continuing Employee is or becomes eligible to participate, Parent has agreed to use commercially reasonable efforts to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions to the same extent as under the corresponding Company employee plan, to the extent permitted under the terms and conditions of applicable insurance contracts.

As of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with the Offerors or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Purchaser, the Surviving Corporation or any of its subsidiaries. Although it is possible that certain members of the Company’s current management team may enter into arrangements with the Offerors or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no agreements have been reached between members of the Company’s current management and representatives of the Offerors or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach any such agreement.

Indemnification; Directors’ and Officers’ Insurance.

Indemnification Agreements.

The Company has entered into indemnification agreements with each of its directors (the “Indemnification Agreements”). The Indemnification Agreements clarify the process and procedures concerning indemnification rights and obligations of the directors and the Company included in the Company’s articles of organization. The Indemnification Agreements provide, among other matters, that the Company will indemnify each director to the fullest extent permitted by law, advance to such director all related expenses (subject to reimbursement if it is subsequently determined that indemnification is not permitted), and reimburse such director for expenses as a witness or in connection with a subpoena for a proceeding in which such director is not a party. The foregoing summary of the provisions of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Agreements in the Merger Agreement.

Parent has agreed that, for six years after the Effective Time, it will maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; however, Parent will not be obligated to pay annual premiums in excess of 250% of the amount per policy period the Company paid in its last full fiscal year prior to the date of the Merger Agreement, and if such premiums for such insurance would at any time exceed such maximum amount, then Parent will maintain policies of insurance that, in its good faith judgment, provide the maximum coverage available at an annual premium equal to such maximum amount.

Parent has also agreed that, from and after the Effective Time for a period of six years, it will: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or one of its subsidiaries (an “Indemnified Party”) for any and all costs and expenses (including reasonable fees and expenses of legal counsel, which shall be advanced as they are incurred, provided that the Indemnified Party made an undertaking, if required by applicable law, to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification), judgments, fines, penalties, taxes or liabilities (including amounts paid in settlements or compromises) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any legal proceeding (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or otherwise in connection with any action taken or not taken at the request of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as director, officer, employee, agent, trustee or fiduciary at the request of the Company or any subsidiary of the Company (including in any capacity with respect to any employee benefit plan) to the fullest extent permitted under applicable law; and (ii) fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to: (x) each indemnification agreement in effect between the Company or any of its subsidiaries and any Indemnified Party as of the date of the Merger Agreement; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the articles of organization, bylaws or resolutions of the Company as in effect on the date of the Merger Agreement.

Continuing Directors.

The Merger Agreement provides that, from the Acceptance Time until the Effective Time, at least three existing independent directors of the Company will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 12. The Merger Agreement — The Offer — Directors” in the Offer to Purchase.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on February 1, 2016, the Board unanimously:

(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are in the best interests of the Company’s shareholders;

(ii) adopted the Merger Agreement and approved and declared advisable the Offer, the Merger and the other transactions contemplated by the Merger Agreement, each in accordance with the MBCA;

(iii) resolved to recommend that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger Agreement (if required by applicable law);

(iv) authorized and approved the grant of the top-up option (as defined below) to Purchaser and the issuance of the top-up shares (as defined below) upon exercise thereof;

(v) determined that the consideration for the top-up shares is adequate; and

(vi) took all actions necessary so that the restrictions on take-over bids, share acquisitions, business combinations and shareholder vote requirements and other actions contained in Chapters 110C, 110D and 110F of the Massachusetts General Laws will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby.

Background and Reasons for the Board’s Recommendation.

Background of the Offer and the Merger.

Our Board and management periodically review our long-term strategy and objectives in light of developments in the markets in which we operate and our financial condition. This process has included evaluating prospects and options pertaining to our business, the markets in which we operate, organic initiatives, and possible strategic transactions, such as acquisitions, financings and business combination transactions, in each case with a view towards enhancing shareholder value.

On October 20, 2014, Michael Burdiek, President and Chief Executive Officer of CalAmp, contacted Randy Ortiz, President and Chief Executive Officer of LoJack, and indicated that he would be sending a non-binding proposal to Mr. Ortiz that would outline the proposed terms of a strategic transaction between CalAmp and LoJack. Thereafter, we received a written, non-binding proposal from CalAmp to acquire all of the outstanding shares of LoJack at a price of $6.00 per share in cash, with no financing contingency. The proposal was subject to completion of due diligence, negotiation of a definitive merger agreement, and receipt of board, shareholder and regulatory approvals. The proposal letter was accompanied by a form of confidentiality agreement and an exclusivity agreement providing for exclusive negotiations between the parties for a 45-day period. The letter requested a formal response by October 27, 2014.

On October 22, 2014, our Board held a regularly scheduled in-person meeting at the offices of Goodwin Procter LLP, outside counsel to LoJack, located in Boston, Massachusetts, at which members of management and representatives of Goodwin Procter were present. At this meeting, Mr. Ortiz reviewed with the Board his recent conversation with Mr. Burdiek, and the Board engaged in a preliminary discussion regarding CalAmp’s October 20th proposal. Representatives of Goodwin Procter also led a discussion concerning the fiduciary duties of the directors in the context of their consideration of the proposal from CalAmp. The Board requested management to prepare a long-range plan for presentation to the Board to assist the Board in evaluating our long-term prospects and to engage a financial advisory firm to provide valuation advice to the Board. The Board also authorized LoJack to enter into a confidentiality agreement with CalAmp to facilitate preliminary discussions between the parties while these items were pending.

On October 31, 2014, we provided a proposed form of confidentiality agreement to CalAmp that included a standstill provision. Thereafter, the parties and their respective counsel negotiated the terms of the confidentiality agreement.

On November 12, 2014, we entered into a confidentiality agreement with CalAmp pursuant to which CalAmp agreed to keep confidential certain non-public information about LoJack in connection with the consideration of a possible negotiated transaction between the parties. The confidentiality agreement had a two-year term and included a customary one-year standstill provision.

On November 21, 2014, members of LoJack management, including Mr. Ortiz, met with members of CalAmp’s management, including Mr. Burdiek, at the offices of Goodwin Procter in Boston, Massachusetts. At this meeting, LoJack management provided an overview of our company, products and technology, as well as a review of key financial highlights. The parties did not discuss price or any other terms for a possible strategic transaction during this meeting.

On December 1, 2014, we formally engaged Black Point Partners, Inc. for purposes of providing financial advice to our Board.

On December 11, 2014, our Board held a regularly scheduled in-person meeting at the offices of Goodwin Procter in Boston, Massachusetts, at which members of management and representatives of Goodwin Procter and Black Point Partners were present. At this meeting, our Board continued its discussion of CalAmp’s October 20th proposal, including a review of management’s long-range plan and certain preliminary financial analyses prepared by Black Point Partners. The representatives of Goodwin Procter also reviewed the Board’s fiduciary duties. The Board considered the operational and financial challenges that had adversely impacted our recent operating results and stock price, including restructuring programs to reduce costs and consolidate operations, on-going international market volatility, the loss of business in Brazil as a result of litigation with our Brazilian licensee, and the impact of our quality assurance program and business concessions related to issues affecting certain battery-powered LoJack units. The Board also considered the potential diversion of management’s attention from the business at this critical time, and the opportunities, especially in the telematics space, that we expected to pursue after resolution of these issues. Following discussion of these matters, the Board decided that it was not a favorable time to sell the Company and it was in the best interests of our shareholders to continue to pursue management’s long-range plan until these issues could be addressed and the long-term potential of the Company better assessed.

On December 30, 2014, Rory Cowan, Chairman of the LoJack Board, and Mr. Ortiz contacted Mr. Burdiek to convey the Board’s rejection of CalAmp’s October 20th proposal.

On January 6, 2015, Mr. Burdiek sent a letter to Mr. Cowan requesting that our Board provide an opportunity for Mr. Burdiek and Bert Moyer, Chairman of the CalAmp Board, to deliver an in-person presentation to our Board at its next scheduled meeting to state their case and explain the strategic rationale of their proposal.

On January 13, 2015, Mr. Cowan sent a letter to Mr. Burdiek responding to his January 6th request and reiterating our Board’s position. The letter noted, however, that we would contact CalAmp in the event that the Board determined to consider a potential strategic transaction involving the Company in the future.

On January 15, 2015, Mr. Burdiek sent a letter to Mr. Cowan expressing his disappointment in our Board’s position. The letter indicated that if LoJack was not prepared to begin a due diligence process within two weeks from the date of the letter, CalAmp would be forced to consider formally withdrawing its October 20th proposal and would be considering all of its other options.

On January 27, 2015, Mr. Cowan sent a letter to Mr. Burdiek formally rejecting CalAmp’s October 20th proposal and reminding CalAmp of its standstill obligations under the confidentiality agreement.

On January 28, 2015, Mr. Burdiek sent a letter to Mr. Cowan formally withdrawing CalAmp’s October 20th proposal.

On March 25, 2015, Mr. Burdiek contacted Mr. Ortiz and indicated that he would be sending another non-binding proposal regarding a potential strategic transaction between CalAmp and LoJack. Thereafter, we received a written, non-binding proposal from CalAmp to acquire all of the outstanding shares of LoJack at a price of $5.25 per share in cash, with no financing contingency and subject to similar terms and conditions as the October 20th proposal. CalAmp again requested that the parties enter into a 45-day period of exclusive negotiations. The letter requested a written response by April 14, 2015, and noted that CalAmp reserved its right to make the letter public at a later date in accordance with the terms of the existing confidentiality agreement between the parties.

On March 31, 2015, our Board held a telephonic meeting at which members of management and representatives of Goodwin Procter were present. Mr. Ortiz reviewed with the Board his recent conversation with Mr. Burdiek, and the Board engaged in a preliminary discussion regarding the March 25th proposal from CalAmp. Our Board discussed certain risks and opportunities for LoJack’s business, and requested that management revisit the long-range plan reviewed by the Board in December 2014 and provide an updated plan to the Board for its consideration.

On April 14, 2015, our Board held a telephonic meeting at which members of management and representatives of Goodwin Procter and Black Point Partners were present. Management presented the Company’s updated long-range plan, noting that the plan had been revised to take into account recent events and trends regarding the business such as the lack of revenue growth, on-going international market volatility, cost reduction initiatives and our progress in the telematics markets to date. The representative of Black Point Partners also reviewed certain preliminary financial analyses based on the financial projections presented by management in the updated long-range plan. The representatives of Goodwin Procter reviewed the Board’s fiduciary duties. The Board considered the opportunities and risks if LoJack were to remain independent, including the operational and financial challenges that were continuing to adversely impact our operating results and stock price, the $0.75 reduction in the price being offered by CalAmp in the March 25th proposal, and the preliminary financial analyses related to CalAmp’s proposal. Following discussion of these matters, the Board again decided that it was not a favorable time to sell the Company and it was in the best interests of our shareholders to continue to pursue management’s long-range plan.

Also on April 14, 2015, Mr. Cowan sent a letter to Mr. Burdiek formally rejecting CalAmp’s March 25th proposal.

On April 15, 2015, Messrs. Burdiek and Moyer contacted Messrs. Ortiz and Cowan to request a meeting with our Board. Messrs. Ortiz and Cowan declined the request given our Board’s decision to pursue management’s long-range plan.

On August 7, 2015, Mr. Burdiek contacted Mr. Ortiz to request a dinner meeting with Mr. Ortiz in Boston, Massachusetts during the week of August 10, 2015. Mr. Ortiz declined the request due to his previously-scheduled commitments with international visitors during that week.

On November 10, 2015, Mr. Burdiek contacted Mr. Ortiz and indicated that he would be sending another non-binding proposal regarding a potential strategic transaction between CalAmp and LoJack. Thereafter, we received a written, non-binding proposal from CalAmp to acquire all of the outstanding shares of LoJack at a price of $5.50 per share in cash, with no financing contingency and subject to similar terms and conditions as were included in CalAmp’s prior proposals. CalAmp again requested that the parties enter into a 45-day period of exclusive negotiations. The letter requested a written response by November 17, 2015, and noted that if we did not timely engage in substantive discussions regarding the proposed transaction, CalAmp was prepared to proceed promptly with presenting its case publicly to our shareholders after the standstill provision in our confidentiality agreement expired.

On November 12, 2015, the standstill provision included in the confidentiality agreement between CalAmp and LoJack expired.

On November 13, 2015, our Board held a telephonic meeting at which members of management and representatives of Goodwin Procter were present. Mr. Ortiz reviewed with the Board his recent conversation with Mr. Burdiek, and the representatives of Goodwin Procter reviewed the fiduciary duties of the directors with respect to their consideration of CalAmp’s November 10th proposal. The Board noted the resolution of many of the financial and operational challenges that had been facing the Company at the time of CalAmp’s prior proposals; however, our revenue growth and stock price were lagging and we had limited traction in the telematics space to date. Although CalAmp’s November 10th proposal represented a significant premium to the then current trading price of our stock, the Board determined that CalAmp’s November 10th proposal should be evaluated in the context of a broader review of LoJack’s strategic alternatives, including remaining as a stand-alone company. The Board also discussed the general universe of other potential strategic partners, and considered the potential disruptions to our business, the risk of leaks that might arise from making contact with other parties in the industry, and the potential impact on our business of such leaks, including the loss of customers, partners and employees. The Board determined that it should engage a nationally-recognized financial advisor to provide advice with respect to this strategic alternatives process, including with respect to valuation matters and the determination of the most likely parties potentially interested in a strategic transaction with LoJack, and also directed management to update its long-range plan for presentation to the Board at an upcoming meeting. In addition, our Board discussed a response to CalAmp given the deadline set forth in the November 10th proposal, and directed Goodwin Procter to contact CalAmp’s counsel to communicate the Board’s position.

Also at the November 13th meeting, our Board formed a Transaction Committee to manage day-to-day matters related to the strategic review process in order to provide an efficient manner in which to actively supervise the process and to have the ability to meet as often as needed. The Transaction Committee also was charged with recommending to the Board the selection and engagement of a financial advisor to assist the Board in considering CalAmp’s November 10th proposal and other strategic alternatives that might be available to LoJack. The Transaction Committee consisted of Rory Cowan (Chairman), Alan Bazaar, Philip Horlock, Randy Ortiz and David Shea.

On November 16, 2015, a representative from Goodwin Procter contacted a representative of Gibson, Dunn & Crutcher LLP, counsel to CalAmp, on behalf of LoJack and indicated that LoJack would be commencing a formal process to review strategic alternatives for LoJack, including a potential business combination with CalAmp. On the same day, Mr. Ortiz contacted Mr. Burdiek to deliver the same message.

On November 18, 2015, a representative from Gibson Dunn contacted Goodwin Procter on behalf of CalAmp requesting a written confirmation from LoJack no later than November 23, 2015 that LoJack would enter into exclusive negotiations with CalAmp with respect to its November 10th proposal. The representative from Gibson Dunn indicated that CalAmp would be open to considering a “go shop” provision in a definitive agreement for the transaction that would allow LoJack to explore strategic alternatives on a post-signing basis. Later in the day, Mr. Burdiek sent an e-mail to Mr. Ortiz with the same message.

On November 19, 2015, a representative from Canaccord Genuity Inc., CalAmp’s financial advisor, discussed with Mr. Cowan the status of CalAmp’s November 10th proposal and CalAmp’s desire to engage on an exclusive basis. On the same day, a representative from Gibson Dunn contacted Goodwin Procter and communicated that CalAmp wanted to make it clear that they would not enter into a further standstill agreement with LoJack. Mr. Burdiek sent another e-mail to Mr. Ortiz reiterating these messages.

Also on November 19, 2015, the Transaction Committee held a telephonic meeting at which representatives of Goodwin Procter were present. Messrs. Cowan and Ortiz and the representatives of Goodwin Procter updated the Transaction Committee on recent events, including the recent interactions with CalAmp and its advisors and the status of the financial advisor selection process. The Transaction Committee discussed potential responses to CalAmp’s request for engagement on an exclusive basis and its unwillingness to enter into a further standstill agreement with LoJack. The Transaction Committee agreed that any such response should be further discussed with the full Board.

In addition, on November 19, 2015, Pacific Crest Securities (“Pacific Crest”), a division of KeyBanc Capital Markets Inc. (“KBCM”), made a presentation to LoJack management for purposes of a potential engagement in connection with our strategic alternatives process.

On November 23, 2015, our Board held a telephonic meeting at which members of management and representatives of Goodwin Procter were present. Messrs. Cowan and Ortiz and the representatives of Goodwin Procter updated the Board on recent events, including the status of the financial advisor selection process and CalAmp’s request for engagement on an exclusive basis and its unwillingness to enter into a standstill agreement. The Board discussed various alternative responses to CalAmp and the impact that an exclusivity arrangement could have on shareholder value at this stage of the process. Following this discussion, the Board determined that Mr. Cowan should send a response letter to CalAmp formally inviting CalAmp to participate in LoJack’s strategic alternatives process and communicating that LoJack was not willing to enter into an exclusivity arrangement at this time. Our Board also determined that it was in the best interests of our shareholders to facilitate engagement with CalAmp regarding CalAmp’s November 10th proposal given the execution risks in our strategic plan and, therefore, after considering the potential benefits and detriments, the Board decided to move forward with discussions with CalAmp despite the expiration of the standstill provision.

Also on November 23, 2015, Mr. Cowan sent a letter to Mr. Burdiek conveying the messages discussed at the Board meeting held earlier in the day.

In addition, on November 23, 2015, a second financial advisor candidate made a presentation to LoJack management for purposes of a potential engagement in connection with our strategic alternatives process.

On November 24, 2015, the Transaction Committee held a telephonic meeting at which representatives of management and Goodwin Procter were present. At this meeting, the Transaction Committee considered Pacific Crest and the second financial advisory firm based on management’s interviews, and noted the benefit of engaging a financial advisor expeditiously. Both firms also had provided information to the Transaction Committee regarding their experience and capabilities, as well as proposed fee structures. We had determined to approach Pacific Crest regarding the potential engagement due to that firm’s qualifications, industry experience (including experience in both the transportation and technology sectors), and depth of experience with technology M&A. The Transaction Committee determined to recommend to the Board that Pacific Crest be engaged as LoJack’s financial advisor to assist the Board in its evaluation of LoJack’s strategic alternatives, including CalAmp’s November 10th proposal.

On November 25, 2015, our Board held a telephonic meeting at which representatives of management and Goodwin Procter were present. At this meeting, the Board considered the recommendation of the Transaction Committee to engage Pacific Crest, as well as other potential investment banking firms and the proposed fee structure. Goodwin Procter reviewed the other material terms of a potential engagement letter with Pacific Crest. Following discussion, our Board determined to engage Pacific Crest as LoJack’s financial advisor to assist the Board in its evaluation of the Company’s strategic alternatives, including the November 10th proposal from CalAmp, subject to the satisfactory negotiation of an engagement letter with Pacific Crest on the terms discussed at the meeting.

On November 30, 2015, our Board engaged Pacific Crest as its financial advisor pursuant to a formal engagement letter as authorized during the November 25th meeting of our Board. Prior to engaging Pacific Crest, we confirmed that Pacific Crest (and KBCM) had no conflicts of interest with respect to CalAmp. Following our engagement of Pacific Crest, Pacific Crest took certain actions on behalf of LoJack as described in the remainder of this section at the direction of the Board, the Special Committee formed by the Board or our management acting in accordance with the instructions of the Board or the Special Committee.

Also on November 30, 2015, representatives from Pacific Crest contacted Canaccord Genuity to advise them that Pacific Crest had been retained by our Board. The representative from Canaccord Genuity reiterated that CalAmp wanted to move forward on an immediate and exclusive basis based on its November 10th proposal, which CalAmp believed to be compelling. The representative from Canaccord Genuity also noted that CalAmp was considering all of its options in light of the expired standstill provision. The representatives from Pacific Crest indicated that they would revert to Canaccord Genuity shortly with a proposal for next steps.

On December 1, 2015, Mr. Burdiek left a voicemail message for Mr. Ortiz indicating again that CalAmp was frustrated with the timing and was considering all of its options.

On December 2, 2015, Mr. Ortiz returned Mr. Burdiek’s telephone call from the previous day. During that call, Mr. Ortiz reiterated that CalAmp was invited to participate in LoJack’s strategic alternatives process, that a financial advisor had been engaged by our Board, and that we would be providing further information to CalAmp shortly.

On December 4, 2015, representatives of Pacific Crest contacted Canaccord Genuity and proposed a meeting between the management teams for December 21st or 22nd.

On December 5, 2015, representatives from Canaccord Genuity contacted Pacific Crest and indicated that CalAmp would be declining LoJack’s offer for a meeting unless we agreed to accept CalAmp’s November 10th proposal and enter into an agreement providing for exclusive negotiations between the parties.

On December 9, 2015, our stock price closed at $3.48 per share.

On December 9-10, 2015, our Board held a regularly scheduled in-person meeting at the offices of Goodwin Procter in Boston, Massachusetts. The Transaction Committee was scheduled to continue its discussion of LoJack’s strategic alternatives process and CalAmp’s November 10th proposal with representatives from Pacific Crest and Goodwin Procter on the morning of December 10th, which would be followed by a full Board session on such topics.

On December 10, 2015, Mr. Burdiek sent another letter to Mr. Ortiz reiterating CalAmp’s non-binding proposal to acquire all of the outstanding shares of LoJack at a price of $5.50 per share in cash, with no financing contingency. CalAmp made this letter public through a press release prior to the opening of the U.S. stock markets on December 10th and during the LoJack Transaction Committee meeting being held that morning. Upon learning of such publication, the Transaction Committee meeting was adjourned and the full Board held a meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, the Board discussed: (1) CalAmp’s November 10th proposal as confirmed and publicly released earlier in the day; (2) the potential impact of the public offer on LoJack’s business, including the reaction of shareholders, customers, licensees, partners, employees and other constituencies; (3) the opportunities and risks if LoJack were to remain independent; (4) timing considerations with respect to the Company’s strategic alternatives process; and (5) certain preliminary financial analyses presented by Pacific Crest. After review of these matters, the Board engaged in a discussion about approaching other parties regarding a potential sale transaction as a means by which to deliver value to LoJack shareholders, including the possibility that LoJack would receive unsolicited indications of interest as a result of CalAmp’s public offer. The Board continued to consider the general universe of other potential acquirors that might be contacted given the risks associated with commencing a public process were now outside of LoJack’s control. Thereafter, the Board, with the assistance of Pacific Crest and input from management, discussed a list of potential acquirors, including both strategic acquirors and financial sponsors, to be contacted about their potential interest in a strategic transaction with LoJack. The Board discussed timing considerations, including the potential timing for outreach to these parties and management meetings, and maintaining engagement with CalAmp during this process. Goodwin Procter also led a discussion concerning the fiduciary duties of the directors and potential steps the Board might take to protect shareholder interests in the event of any further hostile action by CalAmp. In addition, the Board discussed an appropriate response to CalAmp’s public offer and reviewed a press release to be issued by LoJack following the meeting.

Also at the December 10th meeting, our Board discussed what role members of LoJack management should have in connection with the Board’s consideration of strategic alternatives. Following this discussion, our Board reconstituted the Transaction Committee (thereafter referred to as the Special Committee) to include only independent and disinterested directors given that the Board had determined to approach certain financial sponsors as part of our strategic alternatives process. The Special Committee was authorized to consider and evaluate the proposal from CalAmp, and any other proposals that might be received by LoJack, participate in and direct the negotiation of the material terms and conditions of any such transaction, and recommend to the Board the advisability of entering into any such transaction or pursuing another alternative. The Special Committee consisted of Rory Cowan (Chairman), Alan Bazaar, Philip Horlock and David Shea.

Subsequently on December 10, 2015, LoJack issued a press release confirming that it had received the unsolicited proposal from CalAmp to acquire all of LoJack’s outstanding shares for $5.50 per share in cash and announcing that the Board had previously commenced a formal process for conducting a review of LoJack’s strategic alternatives to maximize shareholder value. Following LoJack’s press release, CalAmp issued another press release noting its disappointment that LoJack had not moved forward with its proposal and indicating that it was ready to engage in discussions to negotiate a definitive agreement.

On December 11, 2015, Pacific Crest commenced a process to solicit interest in LoJack from the list of potentially interested parties discussed by the Board at its December 10th meeting. Thereafter, during December 2015 and January 2016, forty-one (41) parties were contacted as part of the sales process, which included ten (10) parties that made inbound contact to either LoJack or Pacific Crest following CalAmp’s public offer and LoJack’s press release disclosing our pending strategic alternatives process. These forty-one (41) parties included strategic acquirors in the technology, telematics and transportation sectors, as well as financial sponsors. Eleven (11) of those parties expressed interest and were provided with a form of confidentiality agreement. Of those parties, two (2) parties passed on the opportunity prior to executing a confidentiality agreement, and nine (9) parties entered into confidentiality agreements with LoJack containing customary standstill provisions. These nine (9) parties (whom we refer to as Party A, B, C, D, E, F, G, H and I) consisted of two (2) strategic acquirors and seven (7) financial sponsors, including financial sponsors with portfolio companies complementary to LoJack’s business.

Also on December 11, 2015, representatives from Pacific Crest contacted Canaccord Genuity to reiterate LoJack’s invitation for CalAmp to participate in our strategic alternatives process.

On December 15, 2015, representatives from Pacific Crest contacted Canaccord Genuity to invite CalAmp to attend a LoJack management presentation in early January 2016.

On December 16, 2015, our Special Committee held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Pacific Crest provided an update on the status of the sales process and interactions with CalAmp and other third parties. Mr. Ortiz also provided an update on the reaction of various constituencies to CalAmp’s public offer, including shareholders, customers, licensees, partners and employees.

Also on December 16, 2015, representatives of Canaccord Genuity and Pacific Crest again discussed the possibility of scheduling a management meeting with representatives of CalAmp and LoJack.

On December 17, 2015, Party A entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

In addition, on December 17, 2015, representatives from Canaccord Genuity contacted Pacific Crest and indicated that CalAmp would accept LoJack’s invitation for a management meeting in early January 2016, subject to LoJack agreeing to certain amendments to the existing confidentiality agreement between the parties.

On December 18, 2015, representatives of Gibson Dunn contacted Goodwin Procter to discuss CalAmp’s proposed amendments to the confidentiality agreement. Later that day, Gibson Dunn provided a draft amendment to the confidentiality agreement to Goodwin Procter to facilitate a proposed due diligence meeting between representatives of CalAmp and LoJack. As a result of this amendment, CalAmp would be allowed to use LoJack’s confidential information (including any such information provided to CalAmp at the proposed management meeting) for the purpose of pursuing either a negotiated or hostile acquisition of LoJack.

Also on December 18, 2015, Party B entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

On December 22, 2015, Party C entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

On December 23, 2015, the Special Committee held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Goodwin Procter reviewed CalAmp’s request for amendments to the confidentiality agreement. The Special Committee discussed the proposed amendments, the alternative courses of action that CalAmp could take if LoJack did not agree to proceed with such amendments, and the importance of engaging with CalAmp regarding the business in order to maximize value for LoJack shareholders. Pacific Crest also provided an update on the status of the sales process and interactions with other third parties. At the conclusion of these discussions, the Special Committee determined that it was in the best interests of our shareholders to amend the confidentiality agreement with CalAmp to facilitate the proposed management meeting between the parties.

Subsequently on December 23, 2015, Goodwin Procter provided a revised draft of the proposed amendment to the confidentiality agreement to Gibson Dunn. Thereafter, the parties and their respective counsel negotiated the terms of such amendment to the confidentiality agreement.

On December 24, 2015, Party D entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

On December 27, 2015, Party E entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

On December 29, 2015, we entered into the amendment to the confidentiality agreement with CalAmp allowing for the use of our confidential information as proposed by CalAmp and the parties confirmed a management meeting between the parties to be held on January 6, 2016.

On December 30, 2015, our Board held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, management presented the Company’s long-range plan, which had been revised from the April 2015 plan to take into account recent events and trends regarding the business such as the continuing lack of revenue growth, our progress in the telematics markets to date and our actual results for the first three quarters of 2015, and the related methodologies and assumptions. Pacific Crest reviewed certain preliminary financial analyses based on the financial projections included in our management’s long-range plan and CalAmp’s December 10th proposal. The Board discussed certain opportunities and risks facing LoJack in the context of the long-range plan, including our progress in the telematics space to date. Following discussion of these matters, the Board approved the use of the long-range plan as presented for purposes of providing projected financial information to the various interested parties and for Pacific Crest’s valuation analyses. See the section entitled “— Projected Financial Information” for further information. Pacific Crest also provided an update on the status of the sales process and interactions with CalAmp and other third parties.

On January 4, 2016, Party F entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

On January 5, 2016, our Special Committee held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Pacific Crest provided an update on the status of the sales process and interactions with third parties. In addition, the Special Committee continued their discussion of certain opportunities and risks facing LoJack, and received a status update on LoJack’s pending arbitration proceedings against its former battery manufacturer from outside litigation counsel. The Special Committee considered the impact of the pending arbitration matter and LoJack’s related insurance claim on the Company, including the potential for monetary recovery as well as the inherent uncertainties associated with litigation that may frustrate the Company’s ability to recover any damages. The Special Committee also considered potential alternatives for further engagement with CalAmp, and agreed to reconvene following the meeting with CalAmp scheduled for the next day.

Also on January 5, 2016, Party B informed representatives of Pacific Crest that, after internal discussion and consideration of CalAmp’s public offer of $5.50 per share, Party B was not interested in pursuing a strategic transaction with LoJack.

In addition, on January 5, 2016, members of our management and representatives of Pacific Crest met with representatives of Party D at the offices of Goodwin Procter in Boston, Massachusetts, during which management provided an overview of our business, operations and financial matters.

Subsequently on January 5, 2016, members of our management and representatives of Pacific Crest had dinner with representatives of CalAmp. The parties did not discuss price or any other terms for a possible strategic transaction during this dinner.

On January 6, 2016, members of our management and representatives of Pacific Crest met with representatives of CalAmp at the offices of Goodwin Procter in Boston, Massachusetts, during which management provided an overview of our business, operations and financial matters. The parties did not discuss price or any other terms for a possible strategic transaction during this meeting, although CalAmp reiterated its desire to engage in exclusive negotiations with LoJack.

Subsequently on January 6, 2016, members of our management and representatives of Pacific Crest met with representatives of Party C at the offices of Goodwin Procter in Boston, Massachusetts, during which management provided an overview of our business, operations and financial matters.

Also, on January 6, 2016, Party D informed representatives of Pacific Crest that, after internal discussion and consideration of the size of our telematics business and levels of recurring revenue and profitability, Party D was not interested in pursuing a strategic transaction with LoJack.

On January 7, 2016, our Special Committee held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Pacific Crest provided an update on the status of the sales process and interactions with CalAmp and other third parties, including the management meeting and dinner with CalAmp, the management meetings with Party C and Party D, and the decisions of Party B and Party D not to continue in the process. Mr. Ortiz reported on his interactions with the CalAmp representatives at the management meeting and dinner, and the Special Committee considered potential alternatives for maximizing shareholder value through the sales process.

Also on January 7, 2016, representatives of Pacific Crest and Canaccord Genuity discussed timing and next steps in the process.

In addition, on January 7, 2016, Party G entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

On January 8, 2016, Party A informed representatives of Pacific Crest that, after internal discussion and consideration of the size and timing of a potential transaction, Party A was not interested in pursuing a strategic transaction with LoJack.

On January 12, 2016, members of our management and representatives of Pacific Crest met with representatives of Party E at the offices of Goodwin Procter in Boston, Massachusetts, during which management provided an overview of our business, operations and financial matters.

On January 13, 2016, representatives of Pacific Crest and Canaccord Genuity discussed timing and next steps in the process. During this call, the representatives of Canaccord Genuity indicated that CalAmp was prepared to move expeditiously and could be in a position to sign a definitive agreement in a few weeks.

Also on January 13, 2016, Party H entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

On January 14, 2016, our Special Committee held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Pacific Crest provided an update on the status of the sales process and interactions with CalAmp and other third parties, including the management meeting with Party E and the decision of Party A not to continue in the process. Mr. Cowan noted that he would be meeting with representatives of Party G later in the day. The Special Committee also discussed recent developments in the equity and debt markets and the potential impact of these developments on the ability of financial sponsor bidders to finance a potential acquisition of LoJack. The Special Committee discussed the current status of the sales process, and directed Pacific Crest to provide formal bid letters to the remaining participants, including CalAmp, setting forth preliminary and final bid dates and other process instructions. The Special Committee also determined to allow CalAmp to commence its confirmatory due diligence.

Subsequently on January 14, 2016, Mr. Cowan had a meeting with representatives of Party G and provided an overview of the Company. Mr. Cowan also indicated to Party G that the process could move quickly. Representatives from Pacific Crest had a follow-up conversation with Party G during which they encouraged Party G to schedule a management meeting to obtain further information.

Also on January 14, 2016, Party C informed representatives of Pacific Crest that, after internal discussion and consideration of our business model, Party C was not interested in pursuing a strategic transaction with LoJack.

On January 15, 2016, representatives of Canaccord Genuity contacted Pacific Crest and indicated that CalAmp was frustrated with the pace of LoJack’s process and, as a result, CalAmp was considering its options, including public actions. Pacific Crest informed Canaccord Genuity of the process timeline as determined by the Special Committee at its meeting held on the previous day, and the opportunity for CalAmp to commence its confirmatory due diligence. Pacific Crest noted, however, that the Board did not believe that CalAmp’s current proposal of $5.50 per share provided adequate value to our shareholders to preempt this process.

Also on January 15, 2016, Party E informed representatives of Pacific Crest that, while they continued to be potentially interested in pursuing a strategic transaction with LoJack, they could not dedicate attention to this process until mid-February.

In addition, on January 15, 2016, Pacific Crest distributed formal bid letters on behalf of LoJack to CalAmp, Party F, Party G and Party H as discussed at the January 14th meeting of the Special Committee. The bid letters requested preliminary indications of interest by January 29, 2016, with the expectation that parties who proceeded to the second round would perform due diligence and submit final proposals by February 12, 2016.

Subsequently on January 15, 2016, we received a revised written, non-binding proposal from CalAmp to acquire all of the outstanding shares of LoJack at a price of $6.10 per share in cash, with no financing contingency and subject to similar terms and conditions as the December 10th proposal. The letter indicated that CalAmp’s proposal was intended to be preemptive, and requested that the parties enter into a 10-day period of exclusive negotiations. The letter also indicated that, unless we provided written confirmation by January 20th that we would proceed on the terms outlined in the letter, CalAmp would immediately initiate the next steps to take its offer directly to our shareholders.

On January 18, 2016, our Special Committee held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Pacific Crest provided an update on the status of the sales process and interactions with CalAmp and other third parties, including the decisions of Party C and Party E not to continue in the process. Mr. Cowan also provided an update on his meeting with representatives of Party G. The Special Committee discussed the status of the sales process and CalAmp’s January 15th proposal, including the increase in price from $5.50 to $6.10 per share. The Special Committee agreed that the increased price proposed by CalAmp appeared to provide substantial value for LoJack shareholders, particularly when considering the execution risks in LoJack’s long-range plan as well as in our industry and markets more generally. The Special Committee also discussed potential alternatives for further enhancing shareholder value. Following these discussions, the Special Committee directed Pacific Crest to contact Canaccord Genuity to determine whether CalAmp would be willing to offer a better price for our shareholders in exchange for entering into an exclusivity arrangement with LoJack.

On January 19, 2016, representatives of Pacific Crest contacted Canaccord Genuity several times to discuss CalAmp’s January 15th proposal and request for exclusivity and next steps in the process. During these conversations, Pacific Crest and Canaccord Genuity agreed to schedule a call for the following day, including the principals of both LoJack and CalAmp, to attempt to reach an agreement on price.

Also on January 19, 2016, Party I entered into a confidentiality agreement with LoJack, which included a customary standstill provision, and was thereafter provided with an informational package for the purpose of formulating a preliminary indication of interest.

In addition, on January 19, 2016, Party H informed representatives of Pacific Crest that, after internal discussion and consideration of CalAmp’s public offer of $5.50 per share as well as market conditions, Party H was not interested in pursuing a strategic transaction with LoJack.

On January 20, 2016, our Board held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Pacific Crest provided an update on the status of the sales process and interactions with CalAmp and other third parties, including the decision of Party H not to continue in the process, and the call among LoJack, CalAmp and their financial advisors scheduled for later in the day. Mr. Cowan also provided an update on his meeting with Party G. The Board then discussed CalAmp’s January 15th proposal and its request for a period of exclusive negotiations. The Board agreed that the increased price proposed by CalAmp appeared to provide substantial value for LoJack shareholders, particularly when considering the execution risks in LoJack’s long-range plan as well as in our industry and markets more generally. The Board also considered the pending arbitration matter with LoJack’s former battery manufacturer and weighed the certainty of realizing substantial value in the proposed transaction with CalAmp compared to the inherent uncertainty associated with litigation proceedings. The Board noted: (1) the shorter period of exclusivity being requested by CalAmp (10 days as compared to previous requests of 45 days); (2) the lack of commitment that Party F had shown with respect to the process; (3) Party G’s reluctance to schedule a management meeting and the lack of specific guidance on whether it would be participating in the process; and (4) Party I’s late entry into the process and its potential inability to commit to a proposed transaction at a price greater than CalAmp’s January 15th proposal given its size and resources. After discussion of these matters, the Board agreed that Messrs. Cowan and Ortiz should attempt to negotiate a higher price from CalAmp during the call scheduled for later that day, and authorized Messrs. Cowan and Ortiz to negotiate the terms of an exclusivity agreement with CalAmp at a negotiated price in excess of $6.10 per share.

Subsequently on January 20, 2016, Messrs. Cowan and Ortiz and representatives of Pacific Crest had a call with Messrs. Burdiek and Moyer and representatives of Canaccord Genuity. During this call, the parties discussed CalAmp’s January 15th proposal, certain opportunities and risks facing LoJack, and the price at which LoJack might be willing to enter into exclusive negotiations with CalAmp. Messrs. Cowan and Ortiz proposed a price of $6.75 per share, and CalAmp countered with a price of $6.30 per share. Messrs. Cowan and Ortiz proposed a potential contingent payment to LoJack shareholders in the event of the successful resolution of LoJack’s pending arbitration matter in an effort to further increase the price to LoJack shareholders, which structure was rejected by CalAmp. Following these discussions, it was agreed that, subject to the approval of CalAmp’s board of directors and negotiation of an exclusivity agreement acceptable to the parties, CalAmp and LoJack would proceed with discussions on an exclusive basis for a 10-day period to finalize a transaction in which CalAmp would acquire all of LoJack’s outstanding shares on a fully diluted basis at a price of $6.45 per share in cash. Later in the day, the parties exchanged letters confirming this understanding, including the approval of CalAmp’s board of directors. Thereafter, Goodwin Procter provided a draft exclusivity agreement to Gibson Dunn, which the parties and their counsel proceeded to negotiate through the following day.

Also, on January 20, 2016, members of our management and representatives of Pacific Crest met with representatives of Party I at the offices of Goodwin Procter in Boston, Massachusetts, during which management provided an overview of our business, operations and financial matters. Pacific Crest also indicated to Party I during this meeting that the process could move quickly.

In addition, on January 20, 2016, Party G informed representatives of Pacific Crest that, after internal discussion and consideration of our business model, Party G was not interested in pursuing a strategic transaction with LoJack.

On January 21, 2016, our Board held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Mr. Cowan updated the Board on the recent interactions with CalAmp, including the negotiations from the previous day that resulted in CalAmp offering an increased price of $6.45 per share. The Board discussed the expected entry into the exclusivity agreement with CalAmp and next steps in the process.

Subsequently on January 21, 2016, the parties executed the exclusivity agreement, which provided for an exclusive negotiation period through 11:59 p.m. Eastern time on January 31, 2016, subject to certain conditions, including that CalAmp would not (1) reduce, or propose a reduction, in the purchase price offered by CalAmp of $6.45 per share in cash for all outstanding shares on a fully diluted basis, or change, or propose to change, the form of such consideration, or (2) make a public offer to acquire our securities or any other public statement regarding a potential transaction.

On January 22, 2016, we provided CalAmp and its advisors with access to a virtual data room containing business and legal due diligence materials. Thereafter, the parties and their advisors had numerous discussions, and LoJack provided answers to numerous questions posed by CalAmp and its advisors, regarding the due diligence materials provided by LoJack and related matters.

Also on January 22, 2016, Goodwin Procter provided an initial draft of the merger agreement to Gibson Dunn. The draft merger agreement provided for, among other things, a transaction structure consisting of an all cash tender offer with a second-step merger, the right of LoJack to terminate the merger agreement to accept a superior proposal, and a termination fee equal to 2% of the equity value of the proposed transaction.

On January 25, 2016, Gibson Dunn provided comments to the initial draft of the merger agreement on behalf of CalAmp. Thereafter, from January 25 to February 1, 2016, the parties and their counsel had discussions regarding a number of issues in the merger agreement. These issues included: (1) the scope of LoJack’s representations and warranties and operating covenants; (2) the definition of “material adverse effect;” (3) the triggers for payment of the termination fee by LoJack; (4) the size of the termination fee (CalAmp initially proposed $5.0 million or 3.8% of equity value, and the parties negotiated a final termination fee of $4.5 million or 3.4% of equity value); (5) the treatment of LoJack’s outstanding equity awards; (6) CalAmp’s obligations with respect to LoJack’s employees; and (7) CalAmp’s obligations to obtain necessary regulatory approvals.

On January 26, 2016, Party I sent an e-mail to Mr. Ortiz and Pacific Crest informing them that, after internal discussion and consideration of the information provided by LoJack and the expected synergies and benefits of a potential strategic transaction with LoJack, they could not support a transaction at a price that met or exceeded CalAmp’s public offer price of $5.50 per share.

On January 26 and 27, 2016, members of our management team and representatives of CalAmp held meetings at the offices of Goodwin Procter in Boston, Massachusetts, to conduct confirmatory due diligence. Representatives from Pacific Crest and Canaccord Genuity were present at the meetings held on January 27th.

On January 29, 2016, the preliminary bid deadline set forth in the bid letters distributed by Pacific Crest on January 15th passed without any further contact by any third party who received such a bid letter.

On January 31, 2016, our Board held a telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Goodwin Procter provided an overview of the negotiation process to date with CalAmp’s advisors, as well as a presentation regarding the terms of the proposed merger agreement. Management updated the Board on the status of CalAmp’s confirmatory due diligence and the recent meetings between the parties. Goodwin Procter again led a discussion concerning the fiduciary duties of the directors in the context of their consideration of the proposed transaction with CalAmp. Pacific Crest also reviewed with the Board its preliminary analyses of the consideration offered in the proposed transaction from a financial point of view, including a comparable public company analysis, a precedent transaction analysis, a discounted cash flow analysis, and a leveraged buyout analysis. The Board considered the advantages and risks of the proposed transaction as described in the section entitled “— Reasons for the Offer and the Merger.” Management and the representatives of Pacific Crest and Goodwin Procter also reviewed the process to date, including the fact that the other parties contacted during the process had either indicated that they did not wish to pursue a strategic transaction with LoJack at this time or had made no further contact, and the proposed timing for signing and completing a transaction with CalAmp. The Board agreed to an extension of the end date in the exclusivity agreement with CalAmp until the end of the following day to provide the parties with time to finalize negotiations of the definitive agreement.

Subsequently on January 31, 2016, LoJack and CalAmp executed a letter agreement extending the end date in the exclusivity agreement to 11:59 p.m. Eastern time on February 1, 2016.

On January 31, 2016 and February 1, 2016, the parties and their counsel had various telephonic meetings to negotiate the unresolved issues in the merger agreement, as well as to finalize CalAmp’s confirmatory due diligence.

On February 1, 2016, the Special Committee and our Board held a joint telephonic meeting at which representatives of management, Pacific Crest and Goodwin Procter were present. At this meeting, Goodwin Procter provided an update on the final negotiations with CalAmp and Gibson Dunn, and Pacific Crest reviewed with the Board its final analyses of the consideration offered in the proposed transaction from a financial point of view. Pacific Crest then provided its oral opinion, subsequently confirmed in writing, to the effect that, as of February 1, 2016 and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received pursuant to the merger agreement is fair, from a financial point of view, to the shareholders of LoJack. After discussion, and upon recommendation of the Special Committee, the Board unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the shareholders of LoJack, (2) adopting the Merger Agreement and approving and declaring advisable the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (3) recommending to LoJack shareholders that they accept the Offer, tender their Shares pursuant to the Offer and approve the Merger Agreement (if required by applicable law).

Subsequently on February 1, 2016, following the closing of the U.S. stock markets, LoJack and CalAmp executed the Merger Agreement and issued a joint press release regarding the transaction.

Reasons for the Offer and the Merger.

During the course of its deliberations on the Offer and the Merger, our Board held numerous meetings and consulted with our senior management, financial advisor and legal counsel, and reviewed, evaluated and considered numerous factors and a significant amount of information and data, including the following:

•	information concerning our business, financial performance (both past and prospective) and our financial condition, results of operations (both past and prospective), and business and strategic objectives, as well as the risks of accomplishing those objectives;

•	our business and financial prospects if we were to remain an independent company and the growth and scale required to effectively compete in the telematics industry;

•	the possible alternatives to the Offer and the Merger (including the option of continuing to operate our business independently), the timing and likelihood of accomplishing the business plans and strategic objectives of those alternatives, and potential benefits and risks of those alternatives;

•	the results of our discussions with certain third parties that would reasonably be expected to have interest in acquiring LoJack relating to a possible strategic transaction with us, and our ability under the terms of the Merger Agreement to negotiate with third parties concerning certain unsolicited competing acquisition proposals if we receive such a proposal during the pendency of the Offer;

•	the terms of the Merger Agreement that would reasonably be expected to have an impact on the likelihood we will receive an unsolicited competing acquisition proposal during the pendency of the Offer (including the termination fee that would be payable); and

•	the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties.

In reaching its decision to adopt the Merger Agreement and to approve the Offer and the Merger, and to recommend that our shareholders tender their shares into the Offer and approve the Merger Agreement (if required), our Board determined that the following were positive reasons to support the Merger Agreement and the Offer and the Merger:

•	the fact that the price of $6.45 per share in cash payable in the Offer and the Merger provides certainty, immediate value and liquidity to our shareholders;

•	the fact that the price of $6.45 per share to be received by our shareholders in the Offer and the Merger represents:

•	a 85.6% premium to the closing price of our shares on December 9, 2015, the day before CalAmp made public its offer to acquire LoJack’s shares;

•	a 97.9% premium to the trailing average price of our shares for the 30-day period ended on December 9, 2015;

•	a 108.7% premium to the trailing average price of our shares for the 60-day period ended on December 9, 2015;

•	a 103.5% premium to the trailing average price of our shares for the 90-day period ended on December 9, 2015;

•	a 52.5% premium over the 52-week high price of our shares prior to December 9, 2015; and

•	a 205.7% premium over the 52-week low price of our shares prior to December 9, 2015.

•	the financial presentation and oral opinion of Pacific Crest rendered to our Board, and subsequently confirmed in writing, to the effect that, as of February 1, 2016 and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to our shareholders;

•	the belief of our Board that the consideration of $6.45 per share to be received by our shareholders in the Offer and the Merger provides greater certainty of value and less risk to our shareholders relative to the potential trading price of our shares over the long-term after accounting for the risks to our business resulting from operational execution risk and evolving industry dynamics, including lower stolen vehicle rates in certain parts of the United States, our progress in the telematics markets to date, the volatility of our international markets, and the potential recurrence of the types of operational and financial challenges that we have historically faced;

•	the form of consideration in the Offer and the Merger, consisting solely of cash, which provides certainty of value to our shareholders;

•	the likelihood that the proposed acquisition would be consummated in light of the limited conditions to closing set forth in the Merger Agreement and the financial capabilities of CalAmp;

•	the process through which LoJack, with the assistance of its financial advisor, engaged in or sought to engage in discussions with other parties, both strategic acquirors and financial sponsors, believed to be the most likely candidates to pursue a potential strategic transaction with LoJack;

•	the belief of our Board that, after negotiations with CalAmp and its representatives, we had obtained the highest price reasonably obtainable on the date of signing of the Merger Agreement;

•	the fact that the Merger Agreement provides our Board with flexibility to furnish information to and conduct negotiations with third parties in certain circumstances and, upon payment by LoJack to CalAmp of a termination fee of $4.5 million (which our Board believes is reasonable under the circumstances), to terminate the Merger Agreement to accept a superior proposal;

•	the other terms and conditions of the Merger Agreement, including, among other things, (1) the size of the termination fee and the circumstances when that fee may be payable, (2) the limited number and nature of the conditions to CalAmp’s obligations to complete the Offer and the Merger, including the absence of a financing condition, and (3) the definition of “material adverse effect” and the exceptions for what constitutes a material adverse effect for purposes of the Merger Agreement;

•	the strong likelihood of consummation of the second-step Merger contemplated by the Merger Agreement after the acceptance for payment of Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction; and

•

the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow holders of shares to receive the Offer Price in a relatively short time frame, followed by the Merger in which holders of our Shares will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer.

In the course of its deliberations, our Board also considered, among other things, the following negative factors:

•	the fact that our shareholders will not participate in any future growth potential or benefit from any future increase in the value of the Company (whether through organic growth, extraordinary events, litigation proceeds, or otherwise);

•	the possibility that the Offer and the Merger will not be consummated and the potential negative effect of the public announcement of the transaction with CalAmp on our sales, operating results and stock price, our ability to retain key management, sales and marketing, technical and other personnel, and our relationships with customers, licensees, vendors and other commercial partners;

•	the restrictions on the conduct of our business prior to the completion of the Offer, requiring us to conduct our business in the ordinary course and preventing us from taking certain specified actions, subject to specific limitations, all of which may delay or prevent us from undertaking business opportunities pending completion of the Offer;

•	the risk of diverting management’s focus and resources from other strategic opportunities and from operational matters while working to implement the Offer and the Merger, and the possibility of other management and employee disruption associated with these transactions, including the possible loss of key management, sales and marketing, technical or other personnel;

•	the conditions to CalAmp’s obligations to complete the Offer and the Merger and the right of CalAmp to terminate the Merger Agreement under certain circumstances;

•	the possibility that we may be obligated to pay CalAmp a termination fee of $4.5 million if the Merger Agreement is terminated under certain circumstances;

•	the fact that the transaction consideration consists of cash and will therefore be taxable to our shareholders who are subject to taxation for U.S. federal income tax purposes; and

•	the interests that certain of our directors and executive officers may have with respect to the Offer and the Merger, in addition to their interests as shareholders of LoJack generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

The preceding discussion of the information and factors considered by our Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the complexity of these matters, our Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, our Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of our Board, but rather our Board conducted an overall analysis of the factors described above, including discussions with and questioning of our senior management, legal counsel and financial advisor.

Intent to Tender.

Although none of our directors or executive officers is party to any tender and support agreement with Parent or Purchaser, to the Company’s knowledge, all of the Company’s directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer. Shares held by directors and executive officers that are eligible to be tendered into the Offer represent, in the aggregate, approximately 6.3% of Shares outstanding on January 29, 2016.

Opinion of the Company’s Financial Advisor.

Pacific Crest, a division of KBCM, was asked by the Board to render an opinion to the Board as to the fairness, from a financial point of view, to the holders of the issued and outstanding Shares of the consideration to be received in connection with the Merger Agreement. On February 1, 2016, Pacific Crest delivered to the Board its opinion that, as of such date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the consideration to be received by the shareholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of the Company.

The full text of the written opinion of Pacific Crest is attached to this Schedule 14D-9 as Annex B and incorporated into this Schedule 14D-9 by reference. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

Pacific Crest was retained to serve as an advisor to the Board and not as an advisor to or agent of any shareholder of the Company. Pacific Crest’s opinion was prepared for the information and assistance of the Board and is directed only to the fairness, from a financial point of view, as of the date of the opinion, of the consideration to be received by the shareholders of the Company in connection with the Merger Agreement and does not address the Company’s underlying business decision to effect the Merger or Offer or any other terms of the Merger or Offer. Pacific Crest’s opinion does not constitute a recommendation to any Company shareholder as to whether such shareholder should tender its Shares into the Offer contemplated by the Merger Agreement or how such shareholder should vote at any meeting of the shareholders of the Company. In addition, Pacific Crest does not express any opinion as to the fairness of the amount or the nature of the compensation now paid or to be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to public shareholders of the Company.

In rendering its opinion, Pacific Crest reviewed, among other things:

•	a draft of the Merger Agreement, dated February 1, 2016;

•	certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three-year period ended December 31, 2014, and the Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

•	certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to Pacific Crest by the Company for purposes of Pacific Crest’s analysis (for a discussion of the projections, see “—Projected Financial Information” below);

•	certain publicly available information concerning the trading of, and the trading market for, the Shares;

•	certain publicly available information concerning Parent and its financing sources;

•	certain publicly available information with respect to certain other publicly traded companies that Pacific Crest believed to be comparable to the Company and the trading markets for certain of such other companies’ securities; and

•	certain publicly available information concerning the nature and terms of certain other transactions that Pacific Crest considered relevant to its inquiry.

Pacific Crest also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters Pacific Crest believed were relevant to its inquiry. Pacific Crest also considered such other data and information that it judged necessary to render its opinion.

You should note that, in its review and analysis and in arriving at its opinion, Pacific Crest assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with Pacific Crest or publicly available and have assumed and relied upon the representations and warranties of the Company, Parent and Purchaser, contained in the Merger Agreement. Pacific Crest was not engaged to, and did not independently attempt to, verify any of such information. Pacific Crest also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to it and, with the Board’s consent, Pacific Crest assumed that such projections were reasonably prepared and reflected the best currently available estimates and judgments of the Company. Pacific Crest was not engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and expressed no view as to such projections or assumptions. In addition, Pacific Crest did not conduct a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor was Pacific Crest furnished with any such evaluation or appraisal. Pacific Crest also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger or Offer will be obtained without a material adverse effect on the Company or the Merger or Offer.

Pacific Crest’s opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date of its opinion and does not address any matters after such date. Although subsequent developments may affect its opinion, Pacific Crest does not have the obligation to update, revise or reaffirm its opinion. Pacific Crest’s opinion was approved by a fairness committee of KBCM.

Pacific Crest was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form of the Merger or Offer. Pacific Crest, with the consent of the Board, assumed that the final executed form of the Merger Agreement does not differ in any material respect from the draft that Pacific Crest examined in rendering its opinion, and that the conditions to the Merger and Offer as set forth in the Merger Agreement would be satisfied and that the Merger and Offer would be consummated on a timely basis in the manner contemplated by the Merger Agreement.

The following is a brief summary of the analyses performed by Pacific Crest in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by Pacific Crest but includes all material factors considered by Pacific Crest in rendering its opinion. Pacific Crest drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessments.

Each analysis performed by Pacific Crest is a common methodology utilized in determining valuations. Pacific Crest believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Pacific Crest’s analyses and opinion. Pacific Crest made qualitative judgments as to the significance and relevance of each factor and method of analysis for purposes of its opinion and arrived at its ultimate opinion based on the results of all such factors and analyses assessed as a whole. Although other valuation techniques may exist, Pacific Crest believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Pacific Crest to arrive at its opinion.

Historical Stock Trading Analysis.

Pacific Crest reviewed the performance of the Shares based on a historical analysis of closing prices and trading volumes for the 30-day, one-year and four-year periods ended December 9, 2015 (the last day prior to Purchaser’s public announcement of its offer to acquire the Company). Pacific Crest noted that the Shares never traded above the proposed Offer Price of $6.45 per Share in the 30-day or one-year periods and traded above the proposed Offer Price only 0.8% of the days in the four-year period.

Comparable Public Company Analysis.

Pacific Crest reviewed and compared certain financial data, ratios and trading multiples for comparable publicly traded companies in the telematics and industrial hardware industry. No company used in the analysis was identical to the Company and as such, Pacific Crest selected public comparable companies based on industry, products and services, customers and end markets, distribution channels and size and capitalization. The comparable companies chosen by Pacific Crest included:

Company Name	EV / Adjusted EBITDA LTM	EV/Adjusted EBITDA 2016P
CalAmp Corp.	9.6x	10.1x
Garmin Ltd.	8.1x	9.1x
Ituran Location & Control Ltd.	6.6x	N/A
MiX Telematics Limited	2.9x	2.5x
ORBCOMM Inc.	16.0x	10.9x
Pointer Telocation Ltd.	4.4x	N/A
Stoneridge Inc.	8.5x	6.1x
TomTom NV	19.0x	16.6x
Trimble Navigation Limited	12.3x	10.0x

For each of these comparable companies, Pacific Crest calculated the ratio of the comparable companies’ (i) total enterprise value (“EV,” which was calculated as the equity value based on closing stock prices on January 29, 2016, plus total debt, preferred stock and minority interest, less cash and cash equivalents) to (ii) last twelve months (“LTM”) as of September 30, 2015 of earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation and other non-recurring items (“Adjusted EBITDA”). All multiples for the comparable public companies were based on available public information such as SEC filings and third-party equity research reports.

Pacific Crest then determined the median and mean multiples of EV to LTM Adjusted EBITDA and EV to 2016 projected Adjusted EBITDA for the comparable public companies. Next, Pacific Crest estimated a range of LTM Adjusted EBITDA multiples (7.5x to 9.5x) of comparable public companies around the median of the EV to LTM Adjusted EBITDA multiple (8.5x) of the comparable public companies. Pacific Crest also estimated a range of 2016 projected Adjusted EBITDA multiples (9.0x to 11.0x) of comparable public companies around the median of the EV to 2016 projected Adjusted EBITDA multiple (10.0x) of the comparable public companies.

Pacific Crest then estimated a range of EVs for the Company by multiplying the endpoints of the Adjusted EBITDA multiple range by the Company’s estimated LTM Adjusted EBITDA of $8.0 million as of the quarter ending September 30, 2015 and 2016 projected Adjusted EBITDA of $10.5 million. These estimated EV ranges correspond to a per share value of approximately $3.66 to $4.45 in connection with the LTM Adjusted EBITDA and $5.37 to $6.40 in connection with the 2016 projected Adjusted EBITDA. Pacific Crest then compared the range of per share values for the Shares calculated by Pacific Crest based on the comparable public companies against the Offer Price of $6.45 per Share.

No company utilized in the comparable public company analysis is identical to the Company. Pacific Crest made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Mathematical analysis of comparable public companies (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Precedent Transaction Analysis.

Precedent Transaction Analysis — Telematics.

Pacific Crest reviewed and analyzed certain financial data and company EVs given the purchase price paid in comparable merger and acquisition transactions closed after February 2011 for which relevant information was publicly available. No company or transaction used in the analysis was identical to the Company, Merger or Offer, and as such, Pacific Crest selected comparable transactions based on industry and financial profile. The companies Pacific Crest chose included:

Announced	Target Name	Buyer Name	EV / LTM Adjusted EBITDA
December 2015	Novero	Laird	7.1x
July 2015	M/A-COM	Autoliv	Not meaningful*
November 2014	SkyWave	ORBCOMM	7.4x
June 2014	Cobra Automotive Technologies	Vodafone	7.8x
June 2014	Sascar Tecnologia Automotiva	Michelin	14.7x
February 2014	Transics	WABCO	8.6x
February 2014	Octo	Renova	NA
April 2013	Telular	Avista Capital	11.4x
December 2012	Wireless Matrix	CalAmp	Not meaningful*
December 2011	SkyBitz	Telular	7.3x
November 2011	PST Electronica	Stoneridge	5.8x
February 2011	StarTrak Systems	ORBCOMM	16.9x

*	The ratios for these two transactions were either not meaningful (in the case of the Wireless Matrix/CalAmp transaction, in which the target had an insignificant EBITDA) or available (in the case of the M/A-Com/Autoliv transaction, in which the cost structure information that was reported was incomplete).

For each of these transactions, Pacific Crest calculated the ratio of the target companies’ (i) EV to (ii) LTM Adjusted EBITDA. All multiples for the comparable transactions were based on available public information, SEC filings, press releases and industry research reports.

Pacific Crest then determined the median and mean multiples of EV to LTM Adjusted EBITDA for the selected precedent transactions. Next Pacific Crest estimated a range of EV to LTM Adjusted EBITDA multiples (6.8x to 8.8x) for the Company around the median of the EV to LTM Adjusted EBITDA multiple (7.8x) of the precedent transactions.

Pacific Crest then estimated a range of EVs for the Company by multiplying the endpoints of the EV to LTM Adjusted EBITDA multiple range by the Company’s estimated Adjusted EBITDA of $8.0 million as of the most recent quarter ending September 30, 2015. These estimated EV ranges correspond to a per share value of approximately $3.41 to $4.20. Pacific Crest then compared the range of per share values for the Shares calculated by Pacific Crest based on precedent transactions against the Offer Price of $6.45 per Share.

No transaction utilized in the precedent M&A transaction analysis is identical to the proposed Merger or Offer. In evaluating the transactions, Pacific Crest made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pacific Crest or the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Precedent Transaction Analysis — Premiums Paid for Other Technology Companies.

Using publicly available information, Pacific Crest reviewed and analyzed the stock price premiums in 46 transactions involving targets that were public technology companies with deal values (calculated on an EV basis) less than $500 million from January 1, 2014 to December 31, 2015.

For each of the target companies involved in the 46 transactions, Pacific Crest calculated the share price premiums paid relative to the trailing average price per share 30 days prior and trailing average price per share 60 days prior to the public disclosure of an offer or similar event. Pacific Crest then compared the premiums paid in the selected comparable transactions with the premium calculated in connection with the Merger Agreement. The results are set forth in the chart below. The asterisk in each column denotes the placement of the Company trailing average premium (97.9% for the 30-day trailing average and 108.7% for the 60-day trailing average).

Premium Paid Over Trailing Average 30 Days and 60 Days Prior

	30 Day Average		60 Day Average
<20%	8		11
20 – 40%	17		15
40 – 60%	9		7
60 – 80%	5		6
80 – 100%	4	*	3
>100%	3		4	*

Then Pacific Crest determined the median premiums observed for each of the examined time periods. Next Pacific Crest estimated a range of premiums (25.4% – 45.4% for the 30-day premium, 27.6% – 47.6% for the 60-day premium) for the Company around the medians of the premiums (35.4% for the 30-day premium, 37.6% for the 60-day premium) of the precedent transactions.

Pacific Crest then estimated a range of EVs for the Company by multiplying the endpoints of the 30-day and 60-day premium ranges by the Company’s average stock prices during the 30-day and 60-day periods, respectively, prior to Parent’s public disclosure of its offer on December 10, 2015. These estimated EV ranges correspond to per share values of approximately (1) $4.09 to $4.74 in connection with the 30-day premium and (2) $3.95 to $4.57 in connection with the 60-day premium. Pacific Crest then compared the ranges of per share values for the Shares calculated by Pacific Crest based on precedent transaction premiums against the Offer Price of $6.45 per Share.

No transaction utilized in the premiums paid analysis is identical to the Merger or Offer. In evaluating the precedent transactions, Pacific Crest made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Discounted Cash Flow Analysis.

Pacific Crest performed a discounted cash flow analysis on the Company to calculate the implied present value, which is a representation of the current value of a sum that is to be received some time in the future, of the Company’s free cash flows. The free cash flow estimates utilized financial projections for the years ending December 31, 2016, 2017 and 2018 (see below under “—Projected Financial Information”) that were prepared and furnished to Pacific Crest by the Company, including the Company’s long range strategic plans, which were used to arrive at the unlevered free cash flows (which is calculated as earnings before interest and tax, less tax on earnings before interest and tax, plus non-cash expenses, less capital investments) for each year. These projected free cash flows for the years 2016, 2017 and 2018 were approximately $3,852.9 thousand, $5,337.6 thousand and

$14,100.5 thousand, respectively. Pacific Crest discounted to the present all of the Company’s projected cash flows and calculated a terminal value by multiplying the 2018 projected Adjusted EBITDA by an exit multiple (7.8x), the median EV to LTM Adjusted EBITDA multiple of the precedent transactions, giving a terminal EV of $179 million and applying a discount factor as described below.

Pacific Crest calculated a 25% discount rate based on (1) a weighted average cost of capital, which is the theoretical cost of capital as derived from recent trading performance, capital structure and borrowing costs, of 16.3% from an analysis of comparable public companies and (2) the inclusion of a premium due to the Company’s history of declining revenues, inconsistent Adjusted EBITDA results and execution risk in the Company’s long range strategic plans. Next Pacific Crest performed sensitivity analysis on the terminal values using a range of Adjusted EBITDA multiples (7.25x to 8.50x) around the median Adjusted EBITDA multiple (7.8x) and a range of discount rates (17.5% to 27.5%) around the 25% discount rate referenced in the preceding sentence. Resulting price per share values ranged from $5.32 to $7.43. Pacific Crest then compared the range of per share values for the Shares calculated by Pacific Crest against the Offer Price of $6.45 per Share.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates, and for companies with limited visibility to future cash flow streams in particular, its applicability is also limited. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

Leveraged Buyout Analysis.

Pacific Crest’s leveraged buyout analysis was performed to arrive at a range of entry price per share levels. Pacific Crest’s model reviewed a range of exit multiples and internal rates of return, and Pacific Crest utilized a three-year exit EBITDA multiple range of 7.5x to 8.5x and an internal rate of return range of 24% to 28% to arrive at the indicative price per share range. Pacific Crest also assumed the following:

•	Management’s projections derived from Company estimates and the Company’s Long Range Plan as of December 29, 2015;

•	Effective tax rate of 35% based on U.S. corporate tax structure;

•	Minimum cash of $15 million for operations;

•	Leverage of 3.0x EBITDA with financing rate of 5.0%, reflecting current market conditions;

•	Management team awarded 12.5% of the equity value in options; and

•	Exit at conclusion of FY2018.

Pacific Crest’s analysis produced a per share range of $4.71 per share to $5.57 per share based on a hypothetical EV / LTM Adjusted EBITDA (as of December 31, 2018, the time of exit) range of 7.5x to 8.5x. Pacific Crest then compared this per share range to the Offer Price of $6.45 per Share.

Pacific Crest noted that in conducting its leveraged buyout analysis, Pacific Crest made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Leveraged buyout analysis in isolation from other analyses is not an effective method of evaluating transactions.

Conclusion.

The summary set forth above describes the principal analyses performed by Pacific Crest in connection with its opinion delivered to the Board on February 1, 2016. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by Pacific Crest was carried out in order to provide a different perspective on the Merger and add to the total mix of information available. Pacific Crest did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Pacific Crest considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, Pacific Crest did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, Pacific Crest believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Pacific Crest made numerous assumptions with respect to industry performance, business and economic conditions and other matters. Due in part to the inherent unpredictability of industry performance, business conditions and economic conditions, the analyses performed by Pacific Crest are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Miscellaneous.

Pursuant to the terms of an engagement letter dated November 30, 2015, the Company agreed to pay Pacific Crest fees for rendering its opinion to the Board. In accordance with the terms of the engagement letter, the Company has paid Pacific Crest a non-refundable fee of $400,000 upon the delivery of Pacific Crest’s fairness opinion, $200,000 of which will be credited against any additional fee earned for Pacific Crest for its role as financial advisor to the Company in connection with the Merger. This fee was payable independent of the conclusion reached in the opinion and was not contingent on consummation of the Offer or the Merger. Pursuant to the terms of the engagement letter, the Company also will pay Pacific Crest a success fee on completion of the Merger for its role as financial advisor to the Company in connection with the Merger. This success fee, net of the $200,000 of the opinion fee already paid, is estimated to be approximately $1.9 million. The Company also agreed to pay Pacific Crest a breakup fee in the event that a potential transaction is terminated and the Company receives a termination fee. This breakup fee would be 20% of the amount by which the termination fee exceeds the Company’s out-of-pocket expenses in connection with the transaction, and against which $200,000 of the opinion fee would be credited.

The Company also agreed to reimburse Pacific Crest for its reasonable out-of-pocket expenses up to $50,000 and to indemnify Pacific Crest and related persons against liabilities in connection with its engagement. The terms of the fee arrangement with Pacific Crest were negotiated at arm’s length between the Company and Pacific Crest. In the past two years, KBCM and its affiliates (including Pacific Crest) have not provided financial advisory or financial services to the Company, Purchaser or Parent. In the ordinary course of its business, Pacific Crest may actively trade securities of the Company, Purchaser or Parent for its own account for customer facilitation and market making purposes and otherwise for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Projected Financial Information.

The Company does not, as a matter of course, publicly disclose forecasts or projections of its expected future financial performance, earnings or other results because of, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.

In connection with the Offer and the Merger, however, the Company’s management prepared certain unaudited prospective financial information for the Company on a standalone basis based on the Company’s long range plan, without giving effect to the Offer and the Merger (the “Projections”). The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm, or any other independent accountants, did not compile, examine, audit, or perform any procedures with respect to the Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The following table presents a summary of the Projections for the years ending December 31, 2016 through December 31, 2018 as prepared by the Company’s management and provided to the Board in its evaluation of the Offer and the Merger and to Pacific Crest for its use and reliance in connection with its financial analyses and opinion to the Board as described above under the heading “— Opinion of the Company’s Financial Advisor.” The Company also provided the Projections to Parent. This summary of the Projections is included solely to give the Company’s shareholders access to certain financial projections that were made available to the Board, Pacific Crest and Parent, and is not included in this Schedule 14D-9 to influence any Company shareholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and the achievability of the Projections include, but are not limited to, general economic conditions and disruptions in the financial, debt, capital, credit or securities markets, changes in the automotive industry and other industries in which the Company operates, the Company’s ability to obtain financing, volatility in the Company’s international markets, acceptance of the Company’s products and services, competition and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. The Projections assume no material additional costs associated with the Company’s previously disclosed battery evaluation matter involving certain self-powered LoJack units and, due to their inherently speculative and uncertain nature, do not include any amounts that the Company may recover in the future from third parties with respect to such matter. In addition, the Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Projections. There can be no assurance that the financial results in the Projections will be realized, or that future actual financial results will not materially vary from those in the Projections.

The inclusion of the Projections should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. None of the Company or its affiliates, officers, directors, advisors or other representatives gives any shareholder of the Company or any other person any assurance that actual results will not differ materially from the Projections, and, except as otherwise required by law, the Company and its affiliates undertake no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s shareholders are cautioned not to place undue, if any, reliance on such Projections.

The following is a summary of the Projections (in thousands):

	2016P	2017P	2018P
Net Revenue	$127,750	$154,518	$178,484
Gross Profit	67,189	77,220	89,226
Operating Expenses	63,300	70,121	74,360
Operating Income	3,889	7,099	14,866
Net Income	2,403	5,214	12,653
EBITDA(1)	8,544	12,219	20,498
Adjusted EBITDA(2)	10,455	14,419	22,998

(1)	EBITDA means net income plus interest expense, taxes, depreciation and amortization.
(2)	Adjusted EBITDA excludes the impact of stock-based compensation expense.

The Company’s management also provided estimated financial information for the year ending December 31, 2015 to the Board and Pacific Crest in connection with the evaluation of the Offer and the Merger, including: net revenue of approximately $128.7 million; gross profit of approximately $70.3 million; operating expenses of approximately $66.7 million; operating income of approximately $3.5 million; EBITDA of approximately $9.8 million; and adjusted EBITDA of approximately $9.1 million (which was adjusted for estimated stock-based compensation expense and non-recurring items). This information was not prepared with a view toward public disclosure, and actual results may differ from the estimates provided.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Pacific Crest in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the grant of the top-up option pursuant to the Merger Agreement and the withholding or forfeiture of Shares upon vesting of awards under the 2008 Plan to meet tax withholding requirements. On January 16, 2016, 3,689 Shares were forfeited to satisfy a tax withholding obligation of Mr. Dewsnap upon vesting of a stock award on such date.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Annexes and Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Further, the Merger Agreement includes a so-called “no shop” covenant whereby the Company has agreed that it will not, nor will it authorize any representatives to, and the Company will not publicly propose to, directly or indirectly (other than with respect to Parent and Purchaser):

•	solicit, initiate, facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an acquisition proposal from a third party;

•	engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an acquisition proposal, or furnish to any third party information or provide access to the businesses, properties, assets or Company personnel for the purpose of encouraging or facilitating an acquisition proposal; or

•	enter into any letter of intent or other commitment or agreement in principle with respect to an acquisition proposal (other than certain permitted confidentiality agreements) or enter into any agreement or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement.

The restrictions above are subject to certain important exceptions, including if, at any time prior to the Acceptance Time we receive a written acquisition proposal, such proposal did not result from a material breach of the Merger Agreement, the Board determines in good faith, after consultation with its advisors that such proposal constitutes, or could reasonably be expected to lead to, a proposal that is superior to the Offer and the Merger, and the Board determines in good faith after consultation with outside legal counsel that the failure to take the actions referred to below would constitute a breach of its fiduciary duties to our shareholders under applicable law. Under such circumstances, we may furnish information and data with respect to the Company and access to the business to the third party making such acquisition proposal, and participate in discussions or negotiations regarding such acquisition proposal, provided that we do not furnish any non-public information except pursuant to an acceptable confidentiality agreement and that we promptly provide to Parent any material non-public information or access provided to such third party which was not previously provided to Parent. For a more detailed summary of the no shop provision, please refer to “Section 12. The Merger Agreement — Covenants — No Solicitation” in the Offer to Purchase.

ITEM 8. ADDITIONAL INFORMATION.

Regulatory Approvals and Antitrust.

The Offer is conditioned on satisfaction of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) shall have expired or been terminated. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Department of Justice (the “DOJ”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. The FTC and the DOJ will consider the legality under the antitrust laws of Parent’s proposed acquisition of the Company.

Under the HSR Act, and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the DOJ. The parties filed the Premerger Notification and Report Forms with the FTC and the DOJ in connection with the purchase of the Shares in the Offer and the Merger on February 8, 2016. The required waiting period with respect to the Offer and the Merger was scheduled to expire at 11:59 p.m., New York City time, on February 23, 2016, unless the FTC or the DOJ issued a request for additional information and documentary material prior to that time. On February 12, 2016, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the Company believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the DOJ or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

See “Section 16. Certain Legal Matters; Regulatory Approvals; Appraisal Rights — Antitrust” in the Offer to Purchase.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. In addition, under Massachusetts law shareholders who continue to own their Shares at the time of the Merger may not be entitled to appraisal rights in connection with the Merger. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, subject to certain exceptions. One of the exceptions to this general rule that appraisal rights are available applies to a merger in which cash is the sole consideration received by the shareholders, provided that no director, officer or controlling shareholder of the corporation has a direct or indirect material financial interest in the merger other than in (i) his, her or its capacity as a shareholder of the corporation, (ii) his, her or its capacity as a director, officer, employee or consultant of the corporation or the acquiring company pursuant to bona fide arrangements with the corporation or the acquiring company or (iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

The Company believes that this exception to the general rule that appraisal rights are available is applicable in this transaction and that the Company’s shareholders are not entitled to appraisal rights in connection with the Merger. However, the MBCA took effect on July 1, 2004, and to date Section 13.02 has not been the subject of judicial interpretation in these circumstances. Accordingly, it is possible that a court could conclude that this exception is not applicable and that the Company’s shareholders are entitled to appraisal rights under Massachusetts law. Any shareholder who believes that he, she or it is or may be entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which sets forth the procedures to be complied with in perfecting any such rights, and should consult their own legal and other advisors with respect to the same. Failure to strictly comply with the procedures specified in Part 13 of the MBCA would result in the loss of any appraisal rights to which the Company’s shareholders may be entitled. To the extent any holder of Shares outstanding immediately prior to the Merger seeks to assert appraisal rights but is determined by a court to not be entitled to such appraisal rights (or was entitled to exercise such appraisal rights but fails to take all necessary action to perfect them or effectively withdraws or loses them), such holder will be entitled to receive the Offer Price, without interest.

If appraisal rights are determined by a court of competent jurisdiction to be available and in the event that the top-up option is exercised, as provided in the Merger Agreement, the Surviving Corporation following the Merger shall not assert that the top-up option, the top-up shares or any cash and/or promissory note delivered to the Company in payment for such top-up shares should be considered in determining fair value for the dissenting Shares in accordance with Part 13 of the MBCA.

The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights which may be available under Massachusetts law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Massachusetts law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger to be provided under the MBCA. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Massachusetts law and is qualified in its entirety by reference to Massachusetts law.

Shareholders cannot exercise any appraisal rights at this time. The information provided above is for informational purposes only with respect to the possible alternatives of shareholders if and when the Merger is consummated. If shareholders sell their Shares in the Offer (or otherwise prior to the Merger), such holders will not be entitled to exercise appraisal rights, if any, which may be available with respect to such Shares in connection with the Merger.

Anti-Takeover Statutes.

The Company is incorporated under the laws of the Commonwealth of Massachusetts. Chapters 110C, 110D and 110F of the Massachusetts General Laws are generally applicable to any “take-over” of a Massachusetts corporation. The Company has taken and will take all actions necessary so that the restrictions contained in Chapters 110C, 110D and 110F will not apply to the Offer, the Merger or any of the transactions contemplated by the Merger Agreement. Accordingly, none of these laws is applicable to the proposed transactions.

In general, Chapter 110F of the Massachusetts General Laws prevents an “interested stockholder” (including certain persons who own or have the right to acquire 5% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Massachusetts corporation for a period of three years following the date that such person became an interested stockholder unless, among other things:

(i)	prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii)	on or subsequent to the date the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In accordance with the provisions of Chapter 110F, the Board has approved the Merger Agreement, the Merger, the Offer, the top-up option and the other transactions contemplated by the Merger Agreement and has taken all appropriate action so that the restrictions on business combinations set forth in Chapter 110F, with respect to the Company, will not be applicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Chapter 110D of the Massachusetts General Laws restricts the voting rights of shares acquired in a control share acquisition, unless, among other things, the articles of organization or by-laws of a Massachusetts corporation provide that such restrictions are inapplicable. In accordance with the provisions of Chapter 110D, the Board has approved the Merger Agreement, the Merger, the Offer, the top-up option and the other transactions contemplated by the Merger Agreement and has taken all appropriate action so that the provisions of Chapter 110D will not be applicable to Purchaser’s acquisition of Shares pursuant to the Offer or the other transactions contemplated by the Merger Agreement.

Chapter 110C of the Massachusetts General Laws subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a “take-over bid,” defined to include any acquisition of or offer to acquire more than ten percent of the issued and outstanding equity securities of a target company. The Board has recommended the Merger Agreement and the transactions contemplated thereby to the Company’s shareholders, and has taken all appropriate additional action so that the Offer, the Merger and the other transactions contemplated under the Merger Agreement will be excluded from the definition of a “take-over bid” under Chapter 110C, and its requirements will not be applicable to Parent and Purchaser or the transactions contemplated by the Merger Agreement.

The foregoing discussion is not a complete statement of Massachusetts law and is qualified in its entirety by reference to Chapter 110F, Chapter 110D, Chapter 110C and the MBCA. The Company and the Board have agreed to take such actions as are necessary to render any other takeover statutes inapplicable to the Offer, the Merger and the other transactions contemplated under the Merger Agreement.

Vote Required to Approve the Merger Agreement.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. If Purchaser holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) and upon exercise of the top-up option described below, Purchaser will merge with and into the Company under the “short-form” merger provisions of the MBCA, without prior notice to, or any action by, any other shareholder of the Company. If Purchaser holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote of the holders of at least two-thirds of the issued and outstanding Shares to approve the Merger Agreement will be required under the MBCA to effect the Merger. After the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own at least two-thirds of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “top-up option”), for so long as the Merger Agreement has not been terminated, if Purchaser acquires less than 90% of the Shares outstanding, to purchase from the Company, subject to certain limitations, the number of authorized and not outstanding Shares (the “top-up shares”) equal to the number of additional Shares sufficient to cause Purchaser to own the number of Shares necessary for Purchaser to be merged into the Company without a vote or consent of the Company’s shareholders, or at least 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the top-up option. The top-up option shall be exercised by Purchaser, in whole but not in part, promptly (but in no event later than one Business Day) after the Acceptance Time or the expiration of a subsequent offering period, if after giving effect to the exercise of the top-up option, Purchaser would own the number of Shares necessary for Purchaser to be merged into the Company without a vote or consent of the Company’s shareholders (after giving effect to the issuance of the top-up shares). The obligation of the Company to issue Shares upon the exercise of the top-up option is subject only to the conditions that (i) no legal restraint or order that has the effect of preventing the exercise of the top-up option or the issuance and delivery of the top-up option Shares in respect of such exercise shall be in effect and (ii) the number of top-up shares would not exceed the number of the authorized and unissued shares of the common stock of the Company (and that are not subscribed for or otherwise reserved for issuance).

The purchase price for the top-up shares will be paid by Purchaser as follows: (x) the portion of the aggregate purchase price equal to the par value of the top-up shares will be paid in cash and (y) the balance of the remaining aggregate purchase price may be paid, by Purchaser, at its election, (i) in cash or (ii) by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the remaining aggregate purchase price, or some combination thereof. Any such promissory note will be due one year from the date the top-up shares are issued, bear interest at an annual rate of 3% and may be prepaid without premium or penalty. The Board has determined that such consideration for the top-up shares is adequate.

If, following the Acceptance Time, with or without the exercise of the top-up option, Purchaser owns at least 90% of the issued and outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of holders of Shares in accordance with Section 11.05 of the MBCA. The parties have agreed that Shares issued pursuant to the top-up option and the consideration received therefor will not be considered in any statutory appraisal proceeding to the extent appraisal rights are available.

This summary of the top-up option is qualified in its entirety by reference to the Merger Agreement.

Section 14(f) Information Statement.

The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the Acceptance Time.

Golden Parachute Compensation.

Background.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

Mr. Ortiz, Mr. Dumas, Mr. Oxholm, Mr. Isaac and Mr. Dewsnap are the Company’s current named executive officers. The Company has pre-existing change-in-control agreements with each of these executives (the “Change-in-Control Agreements”), as described below.

The terms of the Merger Agreement provide for vesting of all outstanding Company equity awards in connection with the transactions as of the Acceptance Time. All outstanding Company Stock Options will become fully vested and exercisable as of the Acceptance Time and will be converted into the right to receive an amount in cash promptly after the Acceptance Time (without interest and less any applicable withholding taxes) equal to the product of (i) the excess, if any, of (A) the Offer Price minus (B) the per share exercise price for such option, and (ii) the total number of Shares underlying such option. Similarly, any vesting conditions or restrictions applicable to any outstanding Company Restricted Stock Awards will lapse as of the Acceptance Time, and Shares subject to the Company Restricted Stock Awards will be treated in the same manner as the Shares, subject to any applicable tax withholding requirements, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger on Company Shares and Equity-Based Incentive Awards.”

Aggregate Amounts of Potential Compensation.

The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from the Company under the Change-in-Control Agreements if the Offer is consummated and, for certain payments and benefits, if the named executive officer thereafter incurs certain termination of employment, as discussed below.

For purposes of calculating such potential golden parachute compensation, we have assumed an Acceptance Time of March 14, 2016, including with respect to calculating the portion of equity awards subject to accelerated vesting, and have further assumed that the employment of each named executive officer will be terminated by the Company without cause or by the named executive officer for good reason on such date, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Section 409A of the Code and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Sections 4999 of the Code to such payments. The amounts set forth in the table are estimates based on the $6.45 per Share Offer Price. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table.

	Golden Parachute Compensation
Name	Cash ($)(1)(2)	Equity ($)(3)	Perquisites/Benefits ($)(4)	Total ($)
Randy L. Ortiz	$1,767,950	$1,082,303	$161,497	$3,011,750
Kenneth L. Dumas	$661,080	$325,786	$146,397	$1,133,263
José M. Oxholm	$635,345	$460,071	$144,807	$1,240,223
Emad S. Isaac	$662,261	$346,421	$144,807	$1,153,488
Harold E. Dewsnap	$649,556	$339,512	$115,338	$1,104,406

(1)

Amounts in this column represent the estimated amounts to be paid as cash severance payments under the Change-in-Control Agreements. If within 12 months after a change in control of the Company, the named executive officer’s employment is terminated by the Company other than for cause, death or disability, or by the named executive officer for Good Reason (described below), then such individual is entitled to an amount equal to two (with respect to Mr. Ortiz) or 1.5 (with respect to each other named executive officer) times the sum of (a) his current base salary and (b) the highest of his target bonus for the current year or the actual bonus paid during either of the prior two years (which for this purpose includes his estimated bonus for the year ended December 31, 2015).
(2)	The Change-in-Control Agreements provide that the Company shall pay 50% of any payment due in a lump sum on the 60th day after the date of termination and 1/24th (with respect to Mr. Ortiz) or 1/18th (with respect to each other named executive officer) of the remaining 50% on a monthly basis, with a final lump sum payment of the unpaid balance to be paid no later than March 15th of the calendar year following the calendar year in which the date of termination occurs.
(3)	Pursuant to the Merger Agreement, all Company Stock Options and Company Restricted Stock Awards that are unvested and outstanding as of the Acceptance Time will automatically accelerate in full as of the Acceptance Time, and all Company Stock Options and Company Restricted Stock Awards (whether vested or unvested) will be entitled to a cash payment of the value of such awards following the Acceptance Time. A termination of employment is not required before payment of these amounts can occur. Cash amounts to be paid to named executive officers in respect of their Company equity-based incentive awards that were fully vested as of March 14, 2016 are not required to be included in the above table and, accordingly, have not been included. The value attributable to (i) Company Stock Options and (ii) Company Restricted Stock Awards, in each case that will vest and become exercisable or nonforfeitable at the Acceptance Time are set forth in the table below.

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Awards ($)	Total ($)
Randy L. Ortiz	$211,636	$870,666	$1,082,303
Kenneth L. Dumas	$101,758	$224,028	$325,786
José M. Oxholm	$75,883	$384,188	$460,071
Emad S. Isaac	$79,578	$266,843	$346,421
Harold E. Dewsnap	$79,235	$260,277	$339,512

(4)	Amounts in this column represent amounts payable pursuant to the Change-in-Control Agreements to provide the named executive officer with group health, dental and prescription drug benefits for 24 months following a termination of employment within 12 months after a change in control of the Company either by the Company other than for cause, death or disability, or by the named executive officer for Good Reason. Amounts also include $100,000, the maximum amount payable for legal fee and related expense reimbursement afforded under the Change-in-Control Agreements and assumes $15,000 for outplacement services. For Mr. Ortiz, such amount also includes $15,100 for housing that Parent has agreed to maintain for a period of two months post-termination.

For purposes of the Change-in-Control Agreements, a change in control is deemed to occur, subject to limited exceptions, if: (a) any person becomes the beneficial owner of 50% or more of the Company’s then outstanding stock; (b) there is consummation of any transaction contemplated by a resolution of the Board approving an agreement of consolidation of the Company with, or a merger into, another corporation or business entity, unless following the consolidation or merger more than 50% of the outstanding voting securities are then beneficially owned by all or substantially all of the same individuals or entities who held such shares immediately before the consolidation or merger, no person (excluding any person beneficially owning 50% or more of the outstanding voting securities, directly or indirectly, immediately prior to such consolidation or merger) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding voting securities of such corporation or business entity entitled to vote generally in the election of directors, and at least a majority of the board consists of incumbent directors of the Company; or (c) there is consummation of a sale of all or substantially all of the Company’s assets to an unaffiliated entity. As such, a change in control will be deemed to occur upon the Acceptance Time.

“Good Reason” is defined as termination based on, subject to limited exceptions: (a) a material and adverse change in the named executive officer’s status or position as an officer or management employee of the Company, the assignment of duties or responsibilities that are materially inconsistent with such status or position, or any failure to re-appoint or re-elect him to such position; (b) a reduction by the Company in his base salary (other than a 10% or less reduction imposed on all senior executives); (c) the Company’s requirement that he be based at an office that is both more than 50 miles from his then current office and further from his then current residence; or (d) the failure by the Company to obtain from any successor the assent to such change-in-control agreement. With respect to Mr. Ortiz and Mr. Dumas, “Good Reason” also includes termination of his employment with the Company after a change in control of the Company if either (1) he is no longer serving in the office held prior to the change in control, or (2) the surviving entity’s equity securities are not publicly-traded on an established securities market such as the New York Stock Exchange or NASDAQ. In addition, a termination by him for any reason during the 12th month following any change in control of the Company shall be deemed to be a termination for Good Reason under such Change-in-Control Agreements.

The Change-in-Control Agreements provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Offer or the Merger that may be made to the executive officers could be reduced pursuant to such executive officer’s Change-in-Control Agreement. No Change-in-Control Agreements include a tax “gross-up” provision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Acceptance Time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; general economic conditions and disruptions in the financial, debt, capital, credit or securities markets; changes in the automotive industry and other industries in which the Company operates; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.lojack.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(1)	Offer to Purchase, dated February 16, 2016	Schedule TO	2/16/16	(a)(1)(A)

(a)(2)	Form of Letter of Transmittal (including Form W-9)	Schedule TO	2/16/16	(a)(1)(B)

(a)(3)	Joint Press Release issued by the Company and Parent, dated February 1, 2016	8-K	2/2/16	99.1

(a)(4)	Opinion of Pacific Crest Securities, a division of KeyBanc Capital Markets Inc., dated February 1, 2016 (included as Annex B to this Schedule 14D-9)				X

(a)(5)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9)				X

(a)(6)	Form of Notice of Guaranteed Delivery	Schedule TO	2/16/16	(a)(1)(C)

(a)(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	2/16/16	(a)(1)(D)

(a)(8)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	2/16/16	(a)(1)(E)

(a)(9)	Form of summary advertisement	Schedule TO	2/16/16	(a)(1)(F)

(a)(10)	Joint Press Release issued by the Company and Parent, dated February 16, 2016	Schedule TO	2/16/16	(a)(5)(A)

(e)(1)	Agreement and Plan of Merger, dated as of February 1, 2016 between the Company, Parent and Purchaser	8-K	2/2/16	2.1

(e)(2)	Confidentiality Agreement, dated as of November 12, 2014, between the Company and Parent, as amended on December 29, 2015				X

(e)(3)	Restated Articles of Organization	8-K	10/13/04	3.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(4)	Amended and Restated By-Laws	8-K	2/17/11	3.1

(e)(5)	Amendment to the Amended and Restated By-Laws of the Company, adopted February 1, 2016	8-K	2/2/16	3.1

(e)(6)	Form of Indemnification Agreement between the Company and its Directors	8-K	2/2/16	10.1

(e)(7)	Form of Change-in-Control Agreement for Chief Executive Officer/Chief Financial Officer*	10-Q	8/9/13	10.6

(e)(8)	Form of Change of Control Agreement for Non-CEO/CFO Executive Officers*	10-Q	8/9/13	10.7

(e)(9)	2008 Stock Incentive Plan, as Amended and Restated, together with amendments thereto*				X

(e)(10)	Form of 2008 Stock Incentive Plan Stock Option Agreement*	10-Q	8/9/13	10.1

(e)(11)	Form of 2008 Stock Incentive Plan Restricted Stock Agreement*	10-Q	8/9/13	10.2

(e)(12)	Form of 2008 Stock Incentive Plan Restricted Stock Agreement (Incentive Stock)*	10-Q	8/9/13	10.3

(e)(13)	Form of 2008 Stock Incentive Plan Restricted Stock Agreement (Director Grants)*				X

(e)(14)	Short-Term Incentive Plan (as amended and restated)*	10-Q	8/9/13	10.5

*	Represents management contract or compensatory plan arrangements.

Annex A — Information Statement, dated February 16, 2016

Annex B — Opinion of Pacific Crest Securities, a division of KeyBanc Capital Markets Inc., dated February 1, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

LOJACK CORPORATION

Dated: February 16, 2016	By:	/s/ Randy L. Ortiz
	Name:	Randy L. Ortiz
	Title:	President and Chief Executive Officer

Annex A

LOJACK CORPORATION

40 Pequot Way

Canton, Massachusetts 02021

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about February 16, 2016 to holders of record of common stock, par value $0.01 per share (“Shares” or “Common Stock”), of LoJack Corporation, a Massachusetts corporation (“LoJack” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Lexus Acquisition Sub, Inc., a Massachusetts corporation (“Purchaser”) and a wholly-owned subsidiary of CalAmp Corp., a Delaware corporation (“Parent,” and together with Purchaser, the “Offerors”), to purchase all Shares that are issued and outstanding. The Shares will be purchased by the Purchaser. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of holders of Shares to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of February 1, 2016, by and among the Company, Parent and Purchaser (as such agreement may be amended, supplemented or modified from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on February 16, 2016 to purchase all Shares that are issued and outstanding, at a price per Share of $6.45 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 16, 2016, and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO, filed by the Offerors with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2016.

The Merger Agreement provides, among other things, that within two business days following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent. The Merger Agreement provides that the Merger may not be consummated unless the Acceptance Time (as defined below) has occurred. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent or Purchaser or (ii) Shares held by shareholders who properly exercise appraisal rights, if any, under Massachusetts law) will be cancelled and converted into the right to receive an amount per Share in cash equal to the Offer Price paid in the Offer, without interest and less any applicable withholding taxes.

The Offer is initially scheduled to expire at 12:00 midnight Eastern time on Monday, March 14, 2016 (one minute after 11:59 p.m. Eastern time, on Monday, March 14, 2016), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Following the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Purchaser shall be entitled to designate such number of directors on the Board as will give Purchaser representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board (after giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent or Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding on a fully diluted basis. The Company will, upon request by Purchaser, promptly increase the size of the Board or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will use commercially reasonable efforts to cause the Purchaser’s designees to be so elected or appointed. To the extent permitted by applicable law and the rules of the SEC and NASDAQ, the Company will use commercially reasonably efforts to cause Purchaser’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board and on the board of directors of any wholly-owned subsidiary of the Company. The Merger Agreement provides that, until the Effective Time, at least three existing independent directors of the Company will continue to serve on the Board.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning the Offerors and their designees has been furnished to the Company by the Offerors, and the Company assumes no responsibility for the accuracy or completeness of such information concerning the Offerors and their designees.

OFFERORS’ DESIGNEES TO THE BOARD

Information with Respect to the Designees

The Offerors have informed the Company that they will choose their designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of the Offerors has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of the Offerors has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that the designees of the Offerors may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than March 14, 2016, and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of February 16, 2016, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is 1401 N. Rice Avenue, Oxnard, California 93030.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
A.J. Moyer	72	A.J. “Bert” Moyer, a director of CalAmp since 2004, is currently a business consultant and private investor. He previously served as Executive Vice President and Chief Financial Officer of QAD Inc., a publicly held software company that is a provider of enterprise resource planning software applications, from 1998 until 2000. Prior to joining QAD in 1998, Mr. Moyer served as Chief Financial Officer of Allergan Inc., a specialty pharmaceutical company based in Irvine, California, from 1995 to 1998. Earlier in his career Mr. Moyer served as Chief Financial Officer of Western Digital, National Semiconductor and Coldwell Banker. Mr. Moyer currently serves on the boards of Collectors Universe, Inc., a company engaged in authentication and grading services for high-end collectibles, and MaxLinear, Inc., a provider of semiconductor products for broadband communications. During the past five years he has also served on the boards of Virco Manufacturing Corporation, RedFlex Holdings Limited, Lasercard and Occam Networks. Mr. Moyer received a BS degree in Finance from Duquesne University and graduated from the Advanced Management Program at the University of Texas, Austin. Mr. Moyer holds a Masters Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.

Michael Burdiek	56	Michael Burdiek joined CalAmp in June 2006 and was appointed President of CalAmp’s Wireless DataCom segment in March 2007. He was appointed Chief Operating Officer of CalAmp in June 2008 and was promoted to President and Chief Operating Officer in April 2010. Effective June 1, 2011, Mr. Burdiek was appointed President and Chief Executive Officer of CalAmp and was also appointed to the Board of Directors. Mr. Burdiek also serves on the board of directors of Five9, a leading provider of cloud contact center software. Prior to joining CalAmp, Mr. Burdiek was the President and Chief Executive Officer of Telenetics Corporation, a manufacturer of data communications products. From 1987 to 2003, Mr. Burdiek held a variety of technical and executive management roles with Comarco, Inc., a provider of test solutions to the wireless industry. Mr. Burdiek began his career as a design engineer with Hughes Aircraft Company. He holds MBA and MSEE degrees from California State University—Fullerton, and a BS degree in Electrical Engineering from Kansas State University.

Kimberly Alexy	45	Kimberly Alexy was appointed a director of CalAmp in 2008. She is the Principal of Alexy Capital Management, a private investment management firm that she founded in 2005. From 1998 to 2003, she was senior vice president and managing director of equity research for Prudential Securities, where she served as principal technology hardware analyst for the firm. Prior to joining Prudential, Ms. Alexy was vice president of equity research at Lehman Brothers, where she covered the computer hardware sector, and assistant vice president of corporate finance at Wachovia Bank. Ms. Alexy currently serves on the board of directors of Five9, Inc., VIZIO Holdings, Inc., and FireEye, Inc. During the past five years, Ms. Alexy also served on the boards of Dot Hill Systems Corp., SouthWest Water Company and SMART Modular Technologies (WWH), Inc. Ms. Alexy is a

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years

		Chartered Financial Analyst (CFA), and holds a BA degree in Psychology from Emory University and an MBA with a concentration in Finance and Accounting from the College of William and Mary.

Amal Johnson	63	Amal Johnson was appointed a director of CalAmp in December 2013. Ms. Johnson is currently the Executive Chairman of Author-IT Inc., a Software as a Service private company that provides a platform for creating, maintaining, and distributing single-sourced technical content. Prior to joining Author-IT, Ms. Johnson led MarketTools, Inc. a software and services company as Chief Executive Officer from 2005 to 2008, and then as Chairman of the Board until the company was acquired in January 2012. Prior to MarketTools, Ms. Johnson was a general partner at Lightspeed Venture Partners, focusing on enterprise software and infrastructure, from March 1999 to March 2004. Previously, Ms. Johnson was President of Baan Supply Chain Solutions, President of Baan Affiliates, and President of Baan Americas, from October 1994 to January 1999. Prior to that, Ms. Johnson served as President of ASK Manufacturing Systems from August 1993 to July 1994 and held executive positions at IBM from 1977 to June 1993. Ms. Johnson holds a BA degree in Mathematics from Montclair State University and studied Computer Science at Stevens Institute of Technology graduate school of engineering. Ms. Johnson also serves as a director of Intuitive Surgical, Inc. and Mellanox Technologies, Ltd.

Larry Wolfe	65	Larry Wolfe was appointed a director of CalAmp in 2008. From 2006 to 2010, Mr. Wolfe was the President and Chief Executive Officer of Taxcient, Inc., a privately held provider of sales and use tax compliance software and services that merged with Avalara, Inc. in 2010. In conjunction with this merger, Mr. Wolfe joined Avalara’s Board and served as a director of that company until April 2014. Mr. Wolfe also served as a director of QAD Inc. from 2002 to 2006. From 1987 until 2001, Mr. Wolfe was employed by Intuit Inc. and certain predecessor companies, most recently as senior vice president responsible for the tax division. In addition to his role as senior vice president, Mr. Wolfe was vice president and general manager of Intuit’s Personal Tax Group where he guided the successful launch of the online version of TurboTax for web-based tax return preparation and filing services. Mr. Wolfe is also a former board member of the San Diego Software Industry Council. Earlier in his career, Mr. Wolfe was a managing partner at two certified public accounting firms, Wolfe & Co. and Strand Wolfe & Lutton. He began his career at the accounting firm Deloitte Haskins & Sells, where he earned his CPA license. Mr. Wolfe received a BS degree in Business Administration from the University of Southern California.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 35,000,000 shares designated as common stock, par value $0.01 per share, and 10,000,000 shares designated as preferred stock, par value $0.01 per share. The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s shareholders are the Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of January 29, 2016, there were 19,683,903 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are the beneficial or record owners of approximately 850,100 Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors of the Company, their ages, and the positions held by each such person with the Company on February 16, 2016. Each director’s current term is set to expire at the next annual meeting of shareholders.

Name	Age	Present Principal Employer and Prior Business Experience
Rory J. Cowan	63

Mr. Cowan serves as Chairman of the Board. He has served as a director of the Company since 2007 and as Lead Director from February 2011 to May 2012 when he was elected Chairman. He is Chief Executive Officer and Chairman of the Board of Lionbridge Technologies, Inc., a publicly held company that provides language, development and testing solutions. Prior to founding Lionbridge in 1996, Mr. Cowan was Executive Vice President and member of the Management Committee for R.R. Donnelley & Sons, a provider of commercial print and print-related services. He was also Chief Executive Officer of Stream International, Inc., a division of R.R. Donnelley & Sons. Mr. Cowan also currently serves as a director of Costar Technologies Inc. (CSTI).

Mr. Cowan’s current experience as Chief Executive Officer of a public technology company with a significant international presence enables him to contribute insight into our domestic and international markets, and in particular on matters relating to our capital and liquidity.

Alan L. Bazaar	45

Mr. Bazaar has served as a director of the Company since March 2015. Mr. Bazaar is currently the Chief Executive Officer of Hollow Brook Wealth Management LLC, a position he has held since November 2013, where he is responsible for firm-wide operations, investment research, and portfolio management. Mr. Bazaar is currently Chairman of the board of directors of Wireless Telecom Group, Inc. (NYSEMKT:WTT), which designs and manufactures radio frequency and microwave-based products for wireless and advanced communications industries, and a director of Hudson Global, Inc., a leading global talent solutions company. Mr. Bazaar was formerly a director of NTS, and served from December 2012 until the completion of its sale in June 2014. From 2004 until April 2008, Mr. Bazaar served as a director of Media Sciences International, Inc. (OTC: MSII), which manufactured and distributed business color printer supplies and industrial ink applications in the United States. From July 1999 until December 2009, Mr. Bazaar was a Managing Director and Portfolio Manager at Richard L. Scott Investments, LLC where he co-managed the public equity portfolio and was responsible for all elements of due diligence. Previously, Mr. Bazaar served as a director of Airco Industries, Inc., a privately held manufacturer of aerospace products, and was employed by Arthur Andersen LLP in the Assurance and Financial Buyer’s Practices group and in the Business Fraud and Investigation Services Unit. Mr. Bazaar is a Certified Public Accountant.

Mr. Bazaar’s successful track record as an accomplished business leader with significant experience as Chief Executive Officer and membership on public boards enables him to provide the Board with strong leadership and operational and financial acumen.

Name	Age	Present Principal Employer and Prior Business Experience
Edward F. Davis III	59

Mr. Davis has served as a director and member of the Audit Committee since 2015. He is the founder and CEO of Edward Davis, LLC, a security services and business strategy firm that specializes in crisis response, risk management, product strategy, convergence of cyber and physical security, audit and compliance, thought leadership and policy. Mr. Davis retired from law enforcement after 34 years. He served as the Police Commissioner of the City of Boston for six years. While there, he administered six world championship celebrations and led the successful response to the Boston Marathon bombing. His success in organizational change resulted from a strong commitment to Community Policing and interagency collaboration. He holds a Professional Director Certification from the American College of Corporate Directors, a public company directors’ education and credentialing organization. Past and current board and advisory appointments include: Police Executive Research Forum (PERF), Mark 43, Cybric, Inc., Raytheon Cyber, Uber, Shooter Detection Systems, Sarcos, Sensity, Mutualink, NetBio and American Gaming Association.

Mr. Davis’s vast experience in law enforcement, oversight and compliance, interagency collaboration, risk management and organizational change provides unique leadership insight to the Board.

Gary E. Dilts	65

Mr. Dilts has served as a director of the Company since 2011 and as Chairperson of the Nominating/Corporate Governance Committee since December 2014. He is a Principal of Automotive Command LLC, an automotive consulting group. Previously, he served as Senior Vice President — Global Automotive at J.D. Power and Associates (“J.D. Power”), from 2007 to 2010. Before joining J.D. Power, Mr. Dilts spent 29 years at DaimlerChrysler, most recently serving as its Senior Vice President — U.S. Sales from 2001 to 2006.

Mr. Dilts’ more than 30 years of experience in the automotive industry enables him to provide us with a great deal of insight and experience, particularly as to original equipment manufacturers and automotive dealers.

Marcia J. Hooper	61

Ms. Hooper has served as a director of the Company since 2011. She is President of HooperLewis, LLC, a private investment and advisory firm, and was General Partner of Castile Ventures, an early-stage venture capital firm, from 2002 to 2007. Previously, she was a partner of Advent International from 1996 to 2002, General Partner of Viking Capital from 1995 to 1996, General Partner of Ampersand Ventures/Paine Webber Ventures from 1985 to 1993, and a regional marketing support representative of IBM Corporation from 1979 to 1983. Ms. Hooper formerly served on the board of publicly held Bowne & Company from 2002 until its acquisition by R.R. Donnelley & Sons in 2010, Polymedica, Inc. from 1989 until its acquisition by Medco in 2007, and Wang Global from 1994 until its acquisition by Getronics in 1999. Ms. Hooper also currently serves as a director of several privately held companies, including Iontera, Inc., Yummly, Inc. and Crowdly, Inc.

Ms. Hooper’s vast experience with technology development firms focused on software and services expands the breadth of technology experience on the Board.

Name	Age	Present Principal Employer and Prior Business Experience
Philip Horlock	59

Mr. Horlock has served as a director of the Company since June 2013. Mr. Horlock is President and Chief Executive Officer of Blue Bird Corporation. Mr. Horlock joined Blue Bird in January 2010 as Chief Financial Officer and was appointed to President and Chief Executive Officer in April 2011. During his tenure, Mr. Horlock has overseen the company’s restructuring and growth activities and led the transition of Blue Bird from a private to publicly-traded company in February 2015. Prior to joining Blue Bird, Mr. Horlock spent more than 30 years at Ford Motor Company, where he held positions of increasing responsibility in worldwide Finance and Operations.

Mr. Horlock’s extensive transportation industry background, market insights, financial acumen and strategic expertise enable him to provide the Board with strong leadership and industry perspective.

John A. Janitz	73

Mr. Janitz has served as a director of the Company since April 2015. Mr. Janitz is Chairman and Co-Founding Partner of Evergreen Capital Partners, a financial advisor and investment manager. In this role he also serves as a senior advisor to the private equity firm The Gores Group, where he sources investment opportunities and advises on strategy, technology, manufacturing and operational matters in the industrial sector. Prior to forming Evergreen Capital Partners, Mr. Janitz served as Co-Managing Principal for Questor Partners Funds, a private equity turnaround fund. Mr. Janitz previously served as Chairman — Global Industrial Partners at Credit Suisse, as a member of the Board and Chief Operating Officer of NYSE-listed Textron, Inc., as President of Gulf & Western Manufacturing Co., and as Executive Vice President of global automotive technology company TRW Inc. He began his career at Ford Motor Company. Mr. Janitz is a director of two other public companies, NYSE-listed STR Holdings, Inc. (STRT) and NASDAQ listed Eastman Kodak Company (KODK). He is also a director for three privately held companies, Consolidated Structural Plastics, US Farathane and Taco Corporation.

Mr. Janitz’s significant financial, investment and operating experience, as well as his membership on public and private boards, allows him to contribute strong leadership to the Board and insights into strategic, capital and operational matters.

John H. MacKinnon	75

Mr. MacKinnon has served as a director of the Company since 2000 and as Chairperson of the Audit Committee since 2000. Mr. MacKinnon joined PricewaterhouseCoopers LLP in 1968 and was a partner from 1978 until his retirement in 1999. Mr. MacKinnon is a Certified Public Accountant and is active in community affairs, including serving on the Boards of Trustees of Emmanuel College, Blessed John XXIII National Seminary and Laboure College.

Mr. MacKinnon’s extensive experience as a partner with PricewaterhouseCoopers LLP is invaluable in his role as Chairperson of the Audit Committee and to our Board’s discussions of the Company’s financial and accounting matters.

Name	Age	Present Principal Employer and Prior Business Experience
Randy L. Ortiz	57

Mr. Ortiz has served as President and Chief Executive Officer of the Company since November 2011. He has also served as a director of the Company since November 2011. Prior to accepting his position with the Company, he served as Chief Executive Officer of Carmoza LLC, an auto transport services company, from November 2010 to October 2011, and as director of Carmoza LLC from April 2010 to October 2011. From 2002 until his retirement in 2010, Mr. Ortiz held a variety of senior executive positions at Ford Motor Company. He served as Executive Director and General Manager of Ford’s Worldwide Export Operations from 2002 to 2005, General Manager of Sales for Ford’s Customer Service Division in 2006, and General Manager at Ford and Lincoln-Mercury Sales Operations from 2007 until March 2010, and various other management positions from 1982 through 2002.

Mr. Ortiz’s more than 30 years of experience in the automotive industry, together with his executive leadership and knowledge of our company through his role as Chief Executive Officer, enables him to provide unique insight into our markets and detailed knowledge of our technology, operations, challenges and opportunities.

David J. Shea	60

Mr. Shea has served as a director of the Company since 2013 and as Chairperson of the Compensation, Organization and Succession Committee since May 2014. Mr. Shea served as Chairman and Chief Executive Officer of Bowne & Company, a provider of commercial print and print-related services, until its sale to R.R. Donnelly & Sons in 2010. Mr. Shea joined Bowne & Company in 1998 as Executive Vice President of Business Development and Strategic Technology. From August 2004 until January 2007, Mr. Shea served as Bowne & Company’s President and Chief Operating Officer before he was promoted to lead Bowne & Company as Chairman and Chief Executive Officer. Mr. Shea also served on the board of privately held Document Technologies Inc. (DTI), a Harvest Partners portfolio company, from 2012 until its acquisition by OMERS Private Equity Inc. in August 2014.

Mr. Shea’s experience as Chairman and Chief Executive Officer of a public company, as well as his other management roles, enables him to provide the Board with strong leadership and valuable insight into strategic, operating and corporate governance matters.

Executive Officers of the Company

Information concerning our executive officers is set forth below.

Name	Age	Title
Randy L. Ortiz	57	President and Chief Executive Officer

Kenneth L. Dumas	44	Senior Vice President, Chief Financial Officer and Treasurer

Emad S. Isaac	50	Senior Vice President and Chief Technology Officer

Harold E. Dewsnap	55	Senior Vice President and General Manager (U.S. Sales and Marketing)

José M. Oxholm	49	Senior Vice President, General Counsel and Secretary

Mr. Ortiz was appointed as LoJack’s Chief Executive Officer and President effective November 1, 2011. Prior to joining LoJack, Mr. Ortiz served as Chief Executive Officer of Carmoza LLC from November 2010 to October 2011, and as director of Carmoza LLC from April 2010 to October 2011. From 2007 through March 2010, Mr. Ortiz served as General Manager, Ford and Lincoln-Mercury Sales Operations, a division of Ford Motor Company. From 2002 to 2006, Mr. Ortiz served as General Sales Manager, Ford Customer Service Division, General Manager, Ford Worldwide Export Operations and held various other management positions with Ford Motor Company from 1982 to 2002.

Mr. Dumas joined LoJack in November 2014 as our Senior Vice President, Chief Financial Officer and Treasurer. Prior to joining LoJack, Mr. Dumas served as Chief Financial Officer and Treasurer at Chase Corporation, a NYSE traded multinational manufacturing company producing specialty tapes, coatings and laminates for high reliability applications. Before becoming Chief Financial Officer in 2007, Mr. Dumas served Chase Corporation as Director of Finance and Corporate Controller. From 1993 to 2003, Mr. Dumas worked for PricewaterhouseCoopers LLP, where he was a Senior Manager in the firm’s Assurance Practice.

Mr. Isaac joined LoJack in February 2013 as our Senior Vice President and Chief Technology Officer. Prior to joining LoJack, Mr. Isaac served as Senior Vice President and Chief Technology Officer at Rand McNally, where he created product roadmaps and portfolios for the telematics, navigation, and digital media businesses. He also was responsible for the overall technology direction, manufacturing operations and strategy, advising the CEO and board of directors on technology matters and product offerings. Prior to Rand McNally, Mr. Isaac was Chief Technology Officer at Morey Corporation, an electronics manufacturing services company, from 2005 to 2011. From 2000 to 2005, Mr. Isaac was Systems Architect and Distinguished Member of the Technical Staff at Motorola and has also served in engineering roles at Navistar International, CAE Electronics and Paramax Defense Systems.

Mr. Dewsnap joined LoJack in January 2013 as our Senior Vice President and General Manager of U.S. Sales. Mr. Dewsnap also assumed responsibility for our marketing organization in July 2014. Prior to joining the Company, he served as Regional Sales, Service and Parts Manager of Boston for the Ford Motor Company covering New England. From 2005 to 2010, Mr. Dewsnap was Ford’s Los Angeles Regional Sales Manager, responsible for overall sales and market representation operations in the state of California. In addition, Mr. Dewsnap has served as Ford’s Vice President and District Manager in Puerto Rico and Marketing Manager for the Middle East District for Ford’s Worldwide Direct Market Operations.

Mr. Oxholm joined LoJack in April 2012 as our Senior Vice President, General Counsel and Secretary. Most recently, Mr. Oxholm was the Associate General Counsel for The Goodyear Tire & Rubber Company from July 2010 to April 2012, where he primarily focused on legal affairs for Latin America. From October 2005 to June 2010, he held the position of Director, Latin America Legal Affairs at Goodyear. Before joining Goodyear, Mr. Oxholm held various legal counsel positions at Ford Motor Company between September 2000 and September 2005, serving clients in the United States, Europe, Middle East, Africa and Latin America. Before entering the corporate environment, Mr. Oxholm served at the law firms of Akin, Gump, Strauss, Hauer & Feld, LLP in New York and Thompson Hine LLP in Cleveland.

There are no arrangements or understandings pursuant to which any executive officer was or is to be selected for appointment, election or reelection. There are no family relationships among any directors or executive officers.

CORPORATE GOVERNANCE

Board Leadership Structure

Since November 2011, our Board has separated the roles of Chairman and Chief Executive Officer. Since May 2012, Rory J. Cowan has served in the role of Chairman of the Board. As the non-executive Chairman, Mr. Cowan’s principal duties, in addition to his regular duties as a director, are to preside at all meetings of the directors, to coordinate the agenda for Board meetings with the Chief Executive Officer, to convene and preside at meetings of the independent directors, and to perform such other non-executive Board administrative duties as the Board may from time to time determine.

Our Board believes that the current structure provides an efficient and effective leadership model for the Company and balances the need for our Chief Executive Officer to run the Company on a day-to-day basis, with the benefit provided to us by significant involvement of an independent member of the Board. In addition, this structure facilitates efficient communication between our directors and management team who frequently and directly work together and share information and ideas.

Role of Board of Directors in Risk Oversight

One of the responsibilities of our Board is to review and evaluate the process used to assess major risks facing the Company and to periodically review assessments prepared by our senior management of such risks, as well as options for their mitigation. We believe that our Board leadership structure assists in this effort, as our Chief Executive Officer is able to provide insight to the Board concerning risks facing the Company while our independent Chairman provides independent leadership of the Board’s risk oversight responsibilities. Communications between our Board and senior management regarding long-term strategic planning and short-term operational practices include matters of material risk inherent in our business.

The Board also plays an active role, as a whole and at the committee level, in overseeing management of the Company’s risks. The entire Board is formally apprised at least annually of the Company’s enterprise risk management efforts. The Board reviews information regarding the Company’s credit, liquidity and operations, as well as the risks associated with each category. The committees of the Board execute their oversight responsibility for risk management as follows:

•	the Audit Committee is responsible for overseeing the management of financial and accounting risks;

•	the Compensation, Organization and Succession Committee (the “Compensation Committee”), is responsible for overseeing the management of risks relating to executive compensation plans and arrangements; and

•	the Nominating/Corporate Governance Committee is responsible for overseeing the management of risks associated with director independence and conflicts of interest.

While each committee is responsible for the evaluation and oversight of such risks, the entire Board is regularly informed through committee reports.

Compensation-Related Risk Assessment

The Compensation Committee oversees the Company’s compensation policies and practices with respect to all employees. In setting such compensation policies and practices, the Compensation Committee considers the appropriate metrics to be used to set compensation and incentive types and amounts. In certain business units, such as domestic or international sales, employees are compensated and incentivized based on financial metrics for product sold during a specified period. The Compensation Committee believes this practice is reasonable and appropriate for such business units.

The Compensation Committee seeks to minimize unnecessary risk-taking by paying for performance which is sustainable and consistent with both the short-term and long-term interests of our shareholders. The Compensation Committee reviewed and considered potential risks arising from the Company’s compensation policies and practices for its employees. Based on this assessment, the Compensation Committee does not believe that the Company’s compensation program encourages excessive or inappropriate risk taking for the following reasons:

•	pay is a mix of both fixed and variable compensation, with the fixed portion (i.e., base salary) providing a steady income to our employees regardless of the performance of the Company;

•	annual incentive cash compensation and performance-based stock awards are based upon pre-existing, defined goals determined in conjunction with the Company’s overall budget process;

•	such goals contain multiple financial targets (e.g., revenue and EBITDA) to encourage a balanced approach to performance;

•	performance goals include achievement against both single-year and multi-year metrics;

•	annual incentive and long-term equity programs include maximum payouts or “caps”, which limit payouts even if we dramatically exceed our financial targets;

•	achievement of metrics once the applicable threshold is met is generally on a graduated basis based on performance against the stated target;

•	equity awards vest over multiple years, thereby aligning the interests of our executive officers to long-term shareholder interests, and take into account the volatility in our stock price; and

•	equity awards include both restricted stock awards and stock options, with restricted stock retaining value even if our stock price declines.

Meetings of the Board and Committees

The Board met 12 times during the fiscal year ended December 31, 2015. The Board has the following standing committees: Audit Committee; Compensation Committee; and Nominating/Corporate Governance Committee. During the fiscal year ended December 31, 2015, each director attended 75% or more of the aggregate of (1) the total number of meetings of the Board held during the period for which he or she served as a director and (2) the total number of meetings of all committees on which he or she served during the period that he or she served on such committee.

The following members of the Board have been determined by the Board to be “independent” based on the application of the Company’s independence standards and under applicable rules and regulations of the SEC and NASDAQ: Rory J. Cowan; Alan L. Bazaar; Edward F. Davis; Gary E. Dilts; Marcia J. Hooper; Philip Horlock; John A. Janitz; John H. MacKinnon; and David J. Shea. The Board has determined that to be considered “independent”, a director may not have any direct or indirect material relationships with the Company. In making a determination of whether a material relationship exists, the Board considers all relevant facts and circumstances, including but not limited to such director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. Consistent with these considerations, the Board has reviewed all relationships between the Company and the members of the Board and has affirmatively determined that all of the non-management directors are “independent.”

Our general policy with regard to Board members’ attendance at annual meetings is that Board members are expected to attend. Ordinarily a Board meeting is held before or immediately following the annual meeting of shareholders. In 2015, we did not hold a Board meeting in conjunction with the annual meeting. Messrs. Cowan and Ortiz attended last year’s annual meeting of shareholders.

Executive Sessions of Independent Directors

Executive sessions of the independent directors are held at least five times a year as part of regularly scheduled in-person meetings of our Board of Directors. The Chairman of the Board is responsible for chairing the executive sessions.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are John H. MacKinnon (Chairperson), Marcia J. Hooper, David J. Shea, John A. Janitz and Edward F. Davis III, each of whom is an “independent” director. The

Board has determined that Mr. MacKinnon is an “audit committee financial expert” as that term is defined in the rules of the SEC.

The primary purpose of the Audit Committee is to oversee management’s conduct and the integrity of the Company’s accounting and financial reporting process, the system of internal control over financial reporting, the audits of the financial statements of the Company, and the Company’s processes for monitoring compliance with laws and regulations and its Code of Business Conduct and Ethics. The Audit Committee appoints and confers with our independent registered public accounting firm, or independent auditors, regarding the scope and adequacy of annual audits, reviews reports from the independent auditors and meets with such independent auditors and with our financial personnel to review the adequacy of our accounting principles, financial controls and policies.

The Board has adopted a written charter for the Audit Committee which is reviewed and reassessed on an annual basis. The Audit Committee charter is available at our website at www.lojack.com under the heading “Investor Relations.” The Audit Committee held six meetings during the fiscal year ended December 31, 2015.

Nominating/Corporate Governance Committee

The members of the Nominating/Corporate Governance Committee are Gary E. Dilts (Chairperson), John H. MacKinnon, Philip Horlock, Alan L. Bazaar and Edward F. Davis III, each of whom is an “independent” director.

The Nominating/Corporate Governance Committee leads the Board’s effort at ensuring we have qualified directors by:

•	identifying individuals qualified to become Board members consistent with criteria approved by the Board and recommending to the Board a group of director nominees for each annual meeting of shareholders;

•	recommending nominees to fill any vacancies which may occur during the year;

•	considering candidates for nominees as directors of the Company who are recommended by shareholders entitled to do so under our Bylaws; and

•	ensuring that the Audit, Compensation and Nominating/Corporate Governance Committees of the Board have qualified and experienced “independent” directors.

In addition, the Nominating/Corporate Governance Committee develops and monitors a set of effective corporate governance policies and procedures applicable to the Company and leads the Board through the annual evaluation of the performance of committees and of the Board as a whole. The Company’s Corporate Governance Guidelines are available at our website at www.lojack.com under the heading “Investor Relations.” These Guidelines describe our corporate governance practices and address corporate governance issues such as Board composition and responsibilities, qualification and compensation of directors and succession planning. The Board has adopted a written charter for the Nominating/Corporate Governance Committee, which is also available at our website at www.lojack.com under the heading “Investor Relations.” The Nominating/Corporate Governance Committee met five times during the fiscal year ended December 31, 2015.

In the event that the Nominating/Corporate Governance Committee or the Board identifies the need to fill a vacancy or to add a new member to fill a newly created position on the Board with specific criteria, the Nominating/Corporate Governance Committee initiates a search process and keeps the Board apprised of its progress. The Nominating/Corporate Governance Committee may seek input from members of the Board, the Chief Executive Officer and other management personnel and, if necessary, hire a search firm. In addition, as a matter of policy, the Nominating/Corporate Governance Committee will consider candidates for Board membership properly recommended by shareholders. The initial candidate or candidates, including anyone recommended by a shareholder, who satisfies the specific criteria for Board membership and otherwise qualify for membership on the Board are reviewed and evaluated by the Nominating/Corporate Governance Committee. The evaluation process for candidates recommended by shareholders is the same as the process used to evaluate candidates recommended by any other source.

To be considered by the Nominating/Corporate Governance Committee, a shareholder recommendation for a nominee must be made by written notice to the Chairperson of the Nominating/Corporate Governance Committee and the Secretary of the Company, containing, at a minimum, the name, appropriate biographical information and qualifications of the nominee. In considering shareholder recommendations for nominees, the Nominating/Corporate Governance Committee may request additional information concerning the nominee or the applicable shareholder or shareholders.

Although the Company does not have a formal policy regarding diversity in identifying nominees for directors, the Nominating/Corporate Governance Committee has identified a set of characteristics that it believes are necessary to have the most qualified individuals serving on our Board. To that end, the Nominating/Corporate Governance Committee continuously monitors the composition of the Board in relation to that set of characteristics and seeks to ensure that the Board is comprised of individuals that, in the aggregate, possess that set of characteristics identified by our Nominating/Corporate Governance Committee. Generally, the characteristics include: the candidate’s character; integrity; business judgment; experience; technical expertise; age; gender; public company board experience; industry experience; and familiarity with national, international and competitive issues facing the Company. The Board believes these characteristics are effective in identifying and assessing nominees for the Company’s Board.

Our directors bring to our Board a variety of skills and leadership experience. Certain qualifications and skills of our directors that contribute to the Board’s effectiveness as a whole are described under “Directors and Executive Officers” above. The process undertaken by the Nominating/Corporate Governance Committee in recommending qualified director candidates is described above.

Compensation, Organization and Succession Committee

The members of the Compensation Committee are David J. Shea (Chairperson), Marcia J. Hooper, Gary E. Dilts and Philip Horlock. The Board has determined that all of the members of the Compensation Committee are “independent.” The primary functions of the Compensation Committee are to:

•	review our compensation philosophy and programs and exercise authority with respect to the payment of annual salary, bonuses and stock-based incentives to directors and executive officers;

•	review and approve the establishment of, changes in, or delegations of authority with respect to our stock incentive plan, deferred compensation plan, 401(k) retirement plan, health plans, change-in-control agreements and any other perquisites;

•	annually review and discuss with management the Compensation Discussion and Analysis to be included in our Annual Report on Form 10-K and annual proxy statement; and

•	oversee the development and implementation of our senior management succession plan.

The Compensation Committee believes that actively engaging in the succession planning process is a critical part of the Company’s long-term management continuity preparedness. Succession planning is an ongoing process with respect to management positions across the Company, and is an integral part of the Company’s normal personnel planning activities. Each year, the entire Board participates in a full review of the succession plan for senior management positions and reviews the Company’s leadership development program. In addition, on a regular basis, the entire Board is updated on this process during the executive session of Board meetings.

Each year, the Compensation Committee conducts a full review of our executive compensation program in light of Company performance, competitive practices and corporate governance trends. In 2015, the Compensation Committee’s process to determine executive compensation consisted of three main elements: (a) reviewing a summary, for each executive officer, of all components of executive compensation prepared by our human resources department; (b) benchmarking against data compiled with respect to a group of peer companies based on the Company’s industry and size; and (c) soliciting information from and about the performance of each of our executive officers and the Company, including against targets established in advance by the Compensation Committee.

The Compensation Committee has the authority to obtain advice and seek assistance from both internal and external legal, accounting, compensation and other advisors and consultants. As part of the full review of our executive compensation program, the Compensation Committee periodically obtains the input and expertise of a compensation consultant. During 2012, the Compensation Committee engaged PricewaterhouseCoopers LLP (“PwC”), as its compensation consultant in connection with a formal executive compensation study intended to assist the Compensation Committee in evaluating the compensation of our executive officers beginning with fiscal year 2013. The Compensation Committee continued to engage with PwC on a limited basis in 2015 to update the Committee on trends in executive compensation. The Company also conducted an informal study through Equilar, an executive compensation data provider.

The Compensation Committee considers input from management and often has the opportunity to meet with executive officers at various times during the year, which allows the Compensation Committee to form its own assessment of each individual executive officer’s performance. Although the compensation process is managed, driven and decided by the Compensation Committee, the views of certain executive officers are taken into account in connection with setting the compensation of other executive officers. For example, the Chief Executive Officer generally reports to the Compensation Committee on his evaluation of each executive officer other than himself. These evaluations include a formal review of each executive officer’s contribution and performance over the prior year and an assessment of his strengths and development opportunities. In evaluating the Chief Executive Officer’s performance, the Compensation Committee reviews and discusses written evaluations prepared by each of the independent directors.

The Board has adopted a written charter for the Compensation Committee which is reviewed and reassessed on an annual basis and is available at our website at www.lojack.com under the heading “Investor Relations.” The Compensation Committee met five times during the fiscal year ended December 31, 2015.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2015, David J. Shea, Marcia J. Hooper, Gary E. Dilts, Philip Horlock and Robert J. Murray served on the Compensation Committee. No such member of the Compensation Committee (a) was, or had previously been, an executive officer or employee of the Company or any of our subsidiaries nor (b) had any material interest in a transaction of the Company or a business relationship with, or any indebtedness to, the Company, in each case that would require disclosure under applicable rules of the SEC. No other interlocking relationship existed between any member of the Compensation Committee or an executive officer of the Company, on the one hand, and any member of the Compensation Committee (or committee performing equivalent functions or, in the absence of any such committee, the full board of directors) or an executive officer of any other entity, on the other hand.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Purpose of Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides comprehensive information about our executive compensation philosophy and practices as well as the 2015 compensation for the following executive officers (who we refer to as our Named Executive Officers):

•	Randy L. Ortiz, President and Chief Executive Officer

•	Kenneth L. Dumas, Senior Vice President, Chief Financial Officer and Treasurer

•	José M. Oxholm, Senior Vice President, General Counsel and Secretary

•	Emad S. Isaac, Senior Vice President and Chief Technology Officer

•	Harold E. Dewsnap, Senior Vice President and General Manager (U.S. Sales and Marketing)

Executive Compensation Philosophy

Our compensation strategy focuses on providing a total compensation program that will ensure we continue to attract and retain motivated, experienced and capable individuals with the skills and dedication to grow and oversee our long-term success. It is important for us to align management and shareholder interests over the short- and long-term future of our business. A large component of our Named Executive Officer’s compensation includes ‘at risk’, performance-based incentives; thus delivering long-term value creation for executives when results are achieved, while ensuring our leaders’ incentives are directly tied to the success and growth of the Company.

In order to achieve these objectives, the Compensation Committee establishes our compensation philosophy and determines the forms of compensation and benefits for all employees, including our executive officers.

The Compensation Committee structures our compensation program to be centered upon:

•	creating an employment value proposition that attracts and develops exceptionally talented individuals;

•	engaging, motivating, and rewarding performance at the highest levels; and

•	maintaining a ‘pay-for-performance’ culture by linking executive incentives to results. The funding of our annual incentive cash plan is entirely dependent on the achievement of financial results. The Company’s Long-Term Incentive Program issues 40% of the equity awards as performance-based stock; such stock having no value to the executive officer unless there is achievement of pre-determined goals and defined financial targets measured over a two-year period.

In evaluating our 2015 executive compensation program, the Compensation Committee also considered the shareholder advisory (“Say-on-Pay”) vote on our executive compensation for fiscal year 2014, which was approved by approximately 87.8% of the votes cast. Based on the results of the vote, the Compensation Committee did not take any specific actions; however, the Compensation Committee regularly reviews the compensation programs for our executive officers to ensure that they achieve the desired goal of aligning our executive compensation structure with our shareholders’ interests. If the Offer and the Merger are not completed, we will hold a Say-on-Pay vote on an annual basis until the next required advisory vote on the frequency of shareholder votes occurs or until the Board of Directors otherwise determines that a different frequency for such advisory votes is in the best interests of shareholders. The next required advisory vote on the frequency of Say-on-Pay votes would occur no later than 2017.

Process for Determining Executive Compensation

Each year, the Compensation Committee conducts a comprehensive review of our executive compensation program for our Named Executive Officers in light of Company and individual executive performance and competitive market and economic trends, as well as corporate governance trends. In 2015, the Compensation Committee’s process to determine executive compensation consisted of three main elements:

•	reviewing a summary, for each executive officer, of all components of executive compensation prepared by our human resources department;

•	benchmarking against data compiled with respect to a group of peer companies based on the Company’s industry and size; and

•	soliciting information from and about the performance of each of our executive officers and the Company, including against targets established in advance by the Compensation Committee.

In addition, the Compensation Committee has the authority to obtain advice and seek assistance from both internal and external legal, accounting, compensation and other advisors and consultants. The Compensation Committee continued to engage with PwC, as its compensation consultant, on a limited basis in 2015 and leverage the formal compensation study performed by PwC in 2012. PwC reported directly to the Compensation Committee for purposes of advising the Committee on executive compensation matters. The Company also conducted an informal study through Equilar, an executive compensation data provider.

The Compensation Committee periodically conducts a review of the compensation paid to our Named Executive Officers. The analysis for 2015 measured the compensation opportunities for our executive officers and actual compensation paid against information from the following sources:

•	a summary of executive compensation prepared by our human resources department, which identified all components of each executive officer’s total compensation for the prior three years, including:

•	base salary and cash incentive compensation;

•	equity grant amount and Black-Scholes value for stock options issued;

•	equity grant amount and grant values of restricted stock issued (time-based and performance-based); and

•	a benchmarking analysis for a group of peer companies identified by the Compensation Committee with the assistance of PwC, and other market and survey data.

With assistance from PwC and approval from the Compensation Committee, the Company constructed a revised peer group for fiscal year 2013 based on certain criteria, including company size (including both revenue and market capitalization) and industry and including a mix of service and product-based companies. Since 2013, we have periodically updated our peer group based on this criteria. As of December 31, 2015, our current peer group consists of the following nine companies:

• CalAmp Corp.	• PCTEL, Inc.
• Digi International Inc.	• Sparton Corporation
• Identive Group, Inc.	• STRATTEC SECURITY CORPORATION
• KVH Industries, Inc.	• VASCO Data Security International, Inc.
• NAPCO Security Technologies, Inc.

The Compensation Committee’s continuous review of the Company’s executive compensation program ensures that the elements of our executive officers’ total compensation are designed with a significant amount of incentive tied to company performance. The Committee continues to leverage a comprehensive compensation benchmark study and analysis performed in late 2012 as one of several factors that informs the Compensation Committee’s judgment of appropriate parameters for base salary, incentive cash compensation and long-term incentive equity compensation.

Our senior management participates in reviewing and refining our executive compensation program. On an annual basis, Mr. Ortiz, our President and Chief Executive Officer, conducts performance reviews, assessing the individual performance of each of the Named Executive Officers based on their direct contributions to company results. Each of the executive reviews are discussed with the Compensation Committee at which time, Mr. Ortiz makes recommendations with respect to the appropriate base salary, annual cash incentive and grants of long-term equity incentive awards. In evaluating the Chief Executive Officer’s performance, the Compensation Committee reviews and discusses written evaluations prepared by each of the independent directors. Based in part on these recommendations and other considerations discussed below, the Compensation Committee reviews and approves the annual compensation package of each Named Executive Officer.

Elements of Executive Compensation

The principal elements of our executive compensation program include: (a) base salary; (b) incentive cash compensation; (c) long-term incentive equity compensation; and (d) limited benefits and perquisites.

Base Salary

Base salary is intended to provide a fixed base level of compensation to executive officers at a level which is appropriate for their position, consistent with the officer’s experience, capabilities and actual performance, and in an amount that is competitive with the level of compensation paid by companies of similar size, complexity, revenue and growth potential. The Compensation Committee annually reviews base salary information relative to peer company data, as well as internal positions to ensure internal equity and alignment of base salaries within the Company. While we have historically targeted the median of our peer group when determining annual base salary, the Compensation Committee has determined to continue to align the base salary of our executive officers closer to the 75th percentile of our peer group to attract and retain top talent to the organization.

For fiscal year 2015, the Compensation Committee determined that it was appropriate to keep the base salary levels of our Named Executive Officers unchanged from fiscal year 2014. Each of the Named Executive Officers had a base salary in 2014 and 2015 as follows:

Name	Base Salary
Randy L. Ortiz	$475,000
Kenneth L. Dumas	$280,000
José M. Oxholm	$269,100
Emad S. Isaac	$280,500
Harold E. Dewsnap	$280,000

Incentive Cash Compensation

Incentive cash compensation under our Annual Short-Term Incentive Plan (the “Annual Incentive Plan”), is intended to encourage and reward short-term performance of the Company. The plan is designed to include: (a) performance measures that align with the Company’s corporate strategy; (b) funding measures linked to performance metrics to reward for performance of both Revenue and EBITDA achievement; (c) aggressive thresholds for Short-Term Incentive achievement; (d) payouts that place a higher emphasis on the Company’s performance; and (e) a provision that allows for a portion of each participant’s bonus payout to be based on individual performance and contributions to reward top performers in the Company.

Annual cash incentive compensation payments, if any, are made in the first quarter of the next year upon conclusion of the performance review process. Historically, they have occurred on a date set in advance by the Compensation Committee which has been no earlier than the third business day after issuance of the press release reporting financial results for the previous fiscal year, but not later than March 15th.

The funding of Short-Term Incentives under our Annual Incentive Plan is based on the achievement of Company performance financial targets approved in advance by the Compensation Committee. The Compensation Committee believes that the goals it sets are challenging, but achievable, under normal business conditions. These targets typically exclude the effects of pre-defined extraordinary or unusual events, changes in accounting principles or regulatory changes. If one of the pre-defined conditions occurs, the Compensation Committee will consider retroactive adjustments to the targets to take into account any such developments.

In early 2015, the Compensation Committee established Company performance goals for 2015 based on revenue and EBITDA targets derived from the Company’s annual budget. Our executive officers, including our Named Executive Officers, participate in the development of a proposed annual budget that is presented to the Board. The Board ultimately approves a finalized budget based upon executive management’s input. We believe that including Company performance measures based on both revenue and EBITDA provides appropriate emphasis on annual revenue growth as well as current profitability. These measures, which reflect our focus on driving shareholder value, are directly influenced by management’s actions.

The table below lists the financial goals and weightings for each Named Executive Officer in 2015:

Name and Title	Goal Metric and Weighting %
Randy L. Ortiz President and Chief Executive Officer	LoJack Consolidated Revenue (50%) LoJack Consolidated EBITDA (50%)

Kenneth L. Dumas Senior Vice President, Chief Financial Officer and Treasurer	LoJack Consolidated Revenue (50%) LoJack Consolidated EBITDA (50%)

José M. Oxholm Senior Vice President, General Counsel and Secretary	LoJack Consolidated Revenue (50%) LoJack Consolidated EBITDA (50%)

Emad S. Isaac Senior Vice President and Chief Technology Officer	LoJack Consolidated Revenue (50%) LoJack Consolidated EBITDA (50%)

Harold E. Dewsnap Senior Vice President and General Manager (U.S. Sales and Marketing)	LoJack Consolidated Revenue (40%) LoJack Consolidated EBITDA (40%) LoJack Regional Revenue (10%) LoJack Regional EBITDA (10%)

The actual performance of the Company as compared to the performance targets is used to determine the overall funding for the plan. The plan includes a minimum performance level, or “threshold”, that must be attained in order for any bonuses to be paid. The threshold for 2015 was achievement of each performance metric at 76%. The plan also includes a maximum achievement level, or “ceiling”, for each metric. For 2015, the ceiling for each performance metric was 120% achievement. Once the achievement level for each metric is determined, a corresponding percentage of target bonus funding with respect to that metric is identified based on a funding grid. The funding grid remained unchanged for 2015 and is set forth below, with each percentage point of achievement between the threshold and ceiling amounts resulting in a 2% increase in the target bonus funding.

Level of Achievement of Performance Metric	Percentage of Target Bonus Funding for Performance Metric
120% (“Ceiling”)	140%
100% (“Target”)	100%
76% (“Threshold”)	52%
Less than or Equal to 75%	0%

The funding percentages for the two performance metrics are then multiplied to determine the overall funding of the plan. For example, if revenue achievement was at 85% and EBITDA achievement was at 100%, each participant in the plan would be eligible for a bonus payout of up to 70% of his target amount (i.e., 70% funding for revenue X 100% funding for EBITDA). If the achievement of either the revenue or EBITDA goal for 2015 was not at least 76%, then no bonuses would be paid under the plan. The minimum potential funding under the plan for 2015 was 27% (i.e., 52% funding for revenue X 52% funding for EBITDA), and the maximum potential funding under the plan was 196% (i.e., 140% funding for revenue X 140% funding for EBITDA). The Compensation Committee believed that this funding mechanism was appropriate as it provides for bonuses to be dependent upon the achievement of both performance metrics and places more emphasis on potential overachievement.

The pre-established revenue and EBITDA targets applicable to the Named Executive Officers in 2015 were as follows:

•	Corporate: Revenue target of $140.8 million and EBITDA target of $6.3 million; and

•	U.S. Regional (which applied to Mr. Dewsnap): Revenue target of $96.2 million and EBITDA target of $14.6 million.

The Annual Incentive Plan also included financial metrics for our international business which were applicable to certain participants in the plan (other than the Named Executive Officers) who supported that business.

The actual performance of the Company in 2015 relative to these financial targets has not yet been finalized, and therefore the overall funding of the Annual Incentive Plan has not been determined as of the date of this Information Statement.

At the beginning of the year, the Compensation Committee determined a target cash incentive award for each Named Executive Officer. Annual incentive cash compensation targets for the Named Executive Officers in 2015 were established based on market benchmarking and internal alignment. For 2015, the target award for Mr. Ortiz was 75% of his base salary earnings, and the target award for each other Named Executive Officer was 50% of his base salary earnings. The Named Executive Officers could earn more or less than their target cash incentive award depending upon the achievement of the Company’s financial performance targets and their individual contributions and performance.

The target bonus amount is multiplied by the funding percentage determined in the manner described above. All of the Named Executive Officers, other than Mr. Dewsnap, have their cash incentive awards tied to the achievement of the corporate performance metrics and Mr. Dewsnap’s cash incentive award is tied to the achievement of both the corporate performance metrics (80%) and the U.S. regional performance metrics (20%).

For all eligible employees in the Annual Incentive Plan, provided the incentive plan funds, 75% of this amount (or the “fixed” portion) is payable strictly upon the level of achievement of the Company’s financial performance metrics. The remaining 25% (or the “discretionary” portion) is payable based on the executive’s individual performance and contributions to the Company as determined by the Compensation Committee with input from the Chief Executive Officer with respect to the other Named Executive Officers. The discretionary portion of the cash incentive award may be increased or decreased while remaining within the overall funded pool.

Long-Term Incentive Equity Compensation

Our long-term incentive equity compensation awards are intended to drive long-term Company performance, align the interests of executives with those of our shareholders and retain executives through long-term vesting of equity awards. We rely heavily on long-term equity awards that vest over time because the Compensation Committee believes that such awards are appropriate in attracting and retaining high quality executives and promoting their long-term commitment to the Company. Executive officers’ long-term incentives consist of:

•	performance-based restricted stock;

•	time-based restricted stock; and

•	stock options.

When establishing equity grant levels for our executive officers, the Compensation Committee considers the existing number and value of vested and unvested stock option and restricted stock ownership among the executive officers, previous grants of equity-based awards to our executive officers, our overhang of equity-based awards and targeted burn rate for equity-based awards, and the overall share and value amounts recommended. In addition, the Compensation Committee periodically reviews the equity-based award grant levels of executive officers in our peer group. Individual awards are then determined generally using similar criteria used to set an executive’s incentive cash compensation. For 2015, the target values for the long-term incentive equity compensation for our Named Executive Officers were as follows:

Name	2015 Base Salary	2015 Target LTI	Percentage of Base Salary
Randy L. Ortiz	$475,000	$356,250	75%
Kenneth L. Dumas	$280,000	$126,000	45%
José M. Oxholm	$269,100	$121,095	45%
Emad S. Isaac	$280,500	$126,225	45%
Harold E. Dewsnap	$280,000	$126,000	45%

In 2015, the annual equity awards issued to our executive officers consisted of 30% stock options with a three-year gradual vesting schedule, 30% time-based restricted stock with a 3-year cliff vesting schedule, and 40% performance-based restricted stock with a two-year performance period. The Compensation Committee believes that this equity mix continues to place a greater emphasis on achievement of our long-term performance objectives as set forth in our strategic plan, while ensuring a portion of the equity awards to our executive officers includes restricted stock with time-based vesting for retention purposes.

Performance-based Restricted Stock. Performance-based restricted stock awards are used to motivate our executive officers to achieve key business priorities and objectives and to align the interests of our executive officers with long-term shareholder interests because such stock has no value to the executive officer unless we achieve defined financial targets generally measured over a two-year period. Any grants of performance-based restricted stock to the Named Executive Officers under this program will be subject to vesting based on the achievement of challenging but attainable goals derived from the Company’s strategic plan.

During 2015, the Compensation Committee approved the following performance-based restricted stock awards to the Named Executive Officers, with vesting based on the achievement of performance criteria over the two-year period consisting of fiscal years 2015 and 2016:

Name	Performance Shares Granted
Randy L. Ortiz	38,000
Kenneth L. Dumas	13,440
José M. Oxholm	12,917
Emad S. Isaac	13,464
Harold E. Dewsnap	13,440

The performance metrics consist of revenue, EBITDA and new business targets approved by the Compensation Committee toward the beginning of 2015, which are consistent with our strategic plan. The performance metrics are measured as follows: for EBITDA, upon achievement of the 86% threshold, 72% of the shares awarded would be earned; for revenue and telematics, upon achievement of the 76% threshold, 52% of the shares awarded would be earned; and if the highest level of performance was achieved as discussed above under “Incentive Cash Compensation,” the maximum number of shares earned would be 140% of the awarded shares.

These performance-based restricted stock awards will be forfeited unless the Company achieves in excess of the minimum threshold, and thereafter based on each respective weighting assigned to the performance targets. The pre-established performance targets for the 2015 grant, which were approved by the Compensation Committee in early 2015, consisted of a consolidated revenue performance target of $295.7 million for 2015/2016, a consolidated EBITDA performance target of $20.6 million for 2015/2016, and a telematics goal over a two-year period, supporting the Company’s fleet business as well as other emerging business in the telematics space.

Time-based Restricted Stock. Executive officers are eligible for time-based restricted stock awards on an annual basis, thus effectively tying a portion of compensation to the individual’s continued employment and the performance of our Common Stock over the vesting period. These time-based restricted stock awards are used as a retention tool. Such awards typically vest at the end of a period of three years, and the Compensation Committee believes that three-year cliff vesting promotes a longer term perspective and enhances retention of key management. Such awards only provide value if the executive officer remains employed until they vest, and then the value to the executive officer depends upon the value of our Common Stock.

During 2015, the Named Executive Officers received the following annual grants of time-based restricted stock:

Name	Time-Based Shares Granted
Randy L. Ortiz	28,500
Kenneth L. Dumas	10,080
José M. Oxholm	9,688
Emad S. Isaac	10,098
Harold E. Dewsnap	10,080

In August 2015, the Compensation Committee also approved a one-time retention-based restricted stock award for each of the Named Executive Officers other than Mr. Ortiz. Mr. Dumas was granted 7,500 shares and each of Mr. Oxholm, Mr. Isaac and Mr. Dewsnap was granted 1,000 shares. Half of such award vests six months after the date of grant, 30% on the first anniversary of the grant date, and the remaining 20% vests 18 months after the grant date.

Stock Options. Stock options are used to encourage executive stock ownership and to align our executive officers’ interests with those of our shareholders as stock options have no intrinsic value and only generate value when shareholders benefit from an increase in stock price. The number of stock options granted to executive officers is based on a target economic value. Under our 2008 Stock Incentive Plan (the “2008 Plan”), stock options are granted with an exercise price equal to the closing price of our Common Stock on the date of grant. The Compensation Committee uses a Black-Scholes valuation to determine the number of stock options versus shares of restricted stock to be granted to our executive officers.

Executive officers are eligible for annual grants of stock options that generally vest in equal annual installments over a three-year period (beginning on the first anniversary of the grant date) and expire seven years from the date of grant. During 2015, the Named Executive Officers received the following annual stock option grants:

Name	Number of Options Granted
Randy L. Ortiz	53,438
Kenneth L. Dumas	18,900
José M. Oxholm	18,164
Emad S. Isaac	18,934
Harold E. Dewsnap	18,900

In August 2015, the Compensation Committee also approved a one-time retention-based stock option award for each of the Named Executive Officers other than Mr. Ortiz. Half of such award vests six months after the date of grant, 30% vests on the first anniversary of the grant date, and the remaining 20% vests 18 months after the grant date. Such grants are for the following number of options:

Name	Number of Options Granted
Kenneth L. Dumas	2,500
José M. Oxholm	3,000
Emad S. Isaac	3,000
Harold E. Dewsnap	4,000

Benefits and Perquisites

The perquisites and other benefits provided to our executive officers are comparable to the benefits offered to all of our employees, and in limited instances, our executive officers are offered certain perquisites not offered to other employees, to contribute to our objective of attracting and retaining top executive talent.

Benefits and 401(k). We currently pay approximately 70% of health insurance premiums and 50% of dental insurance premiums for all of our employees, including our executive officers. We do not have a traditional defined benefit pension or supplemental executive retirement plan arrangement. Therefore, we believe our executives plan for their retirement substantially through potential wealth accumulation from equity compensation gains. Our executive officers are also eligible to participate in our 401(k) plan, which is available to all employees.

Perquisites. Our executive compensation program includes limited executive perquisites as we strive to make executive compensation primarily performance-based. We do not provide cars, private air travel, family travel reimbursement or other special travel benefits to executive officers. We do not provide club memberships or other personal social or entertainment benefits to executive officers, nor do we reimburse executive officers for any such costs. We do not make loans or provide guarantees to executive officers.

However, given the significant time and expertise that is required for adequate tax, retirement and financial planning, we offer approximately $4,000 in annual financial and tax planning as a taxable benefit intended to allow executive officers to focus on the needs of the Company with fewer distractions. We also provide an executive physical examination program, which is intended to encourage executives to have regular examinations and minimize the risk of losing the services of our executive officers due to unforeseen significant health issues.

In addition, as a condition to Mr. Ortiz’s employment as our Chief Executive Officer in 2011, Mr. Ortiz was required to commute from Michigan and spend the business week in the Company’s executive offices. As a result, we agreed to reimburse Mr. Ortiz for his housing expenses while in Massachusetts, as well as his commuting expenses, and to gross up such reimbursement payments to cover the estimated taxes that he would incur as a result of his receipt of such payments. We also agreed to reimburse Mr. Isaac for limited housing expenses in Massachusetts in connection with his commencement of employment with us.

Change in Control

We have entered into change-in-control agreements with certain executives. These agreements are designed to ensure executive officers focus on the business during periods of uncertainty and are designed to protect such executives against the loss of their positions following a transaction that involves a change in the ownership or control of the Company, and against the loss of the anticipated benefits of our long-term incentive compensation program. These agreements provide for cash severance payments and the accelerated vesting of equity awards in the event of the termination of the executive’s employment with the Company under certain circumstances following a change in control.

In the event of a proposal that could result in a change in control, the executive officers must focus on the best interests of our shareholders, and not be distracted by the need to mitigate or plan for the possibility that a new control group might choose to replace management or combine the business into a larger organization. Thus, the goal of the change-in-control agreements is to allow the executive officers to focus on evaluating strategic opportunities on their merits without being distracted by concerns about the impact of such events on their personal positions. In addition, the Compensation Committee believed that it was in the best interests of the Company and our shareholders to offer such agreements to our executive officers as we compete for executive talent in a highly competitive market in which comparable companies offer similar benefits to senior executives. None of the change-in-control agreements include a tax “gross-up” provision.

Recoupment Policy

The Compensation Committee has adopted a Policy Regarding Recoupment of Formulae-Based Performance Compensation. In accordance with this policy, certain performance-based incentive compensation awarded to or earned by our executive officers may be subject to recoupment by us in the event that our reported financial statements are subject to restatement. This policy, which may be amended from time to time, applies to all such compensation awarded or paid to our executive officers on or after March 15, 2014.

Under the policy, if our reported financial statements are restated due to material non-compliance with our financial reporting requirements, and the Compensation Committee, in its sole and absolute discretion, determines that such error was caused in whole or in part by the fraudulent or willful misconduct of one or more of our current or former executive officers, then the Committee will review any formulae driven cash or equity awards granted to such executive officers on the basis of performance during fiscal periods subject to the error. If, in the Compensation Committee’s view, this formulae-based performance compensation would have been lower but for the material reporting error, then we will be entitled to recoup from each such executive officer whose fraudulent or willful misconduct materially contributed to the error, that portion of the value realized by such executive officer that was in excess of what he would have been paid had there been no material reporting error. The Compensation Committee may elect not to seek recoupment from one or more executive officers when the imposition of such penalty would be inappropriate or inequitable under the circumstances or otherwise may not be in the best interests of the Company. Any formulae-based performance compensation which has been earned and vested for three or more years preceding the financial restatement will no longer be subject to potential recoupment under the policy.

Accounting and Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986 (the “Code”), disallows a tax deduction to public companies for certain compensation in excess of $1,000,000 paid to the principal executive officer and the three other most highly compensated executive officers, but not including our principal financial officer. Certain performance-based compensation, such as stock options issued under the 2008 Plan, which was approved by our shareholders, is not subject to the deduction limit. We periodically review the potential consequences of Section 162(m) of the Code. However, in order to maintain flexibility in compensating executive officers in a manner designed to achieve varying corporate goals, the Compensation Committee currently does not have a specific policy that all compensation must be deductible.

Prohibition on Hedging and Pledging

Our insider trading policy prohibits certain activities by executive officers with respect to Company securities, including pledging Company securities as collateral for a loan, selling any Company securities that are not owned by the executive at the time of such sale (i.e., a “short sale”), or buying or selling puts, calls or other derivative securities.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Information Statement. Based on its review of, and the discussions with management with respect to, the Compensation Discussion and Analysis, the Compensation Committee recommended to the Board and the Board has agreed that the Compensation Discussion and Analysis be included in this Information Statement.

The foregoing has been furnished by the Compensation Committee:

David J. Shea (Chairperson)	Gary E. Dilts
Marcia J. Hooper	Philip Horlock

Summary Compensation Table

The following table and footnotes present the compensation earned in the last three fiscal years by: (a) the Company’s principal executive officer (“PEO”); (b) the Company’s principal financial officer (“PFO”); and (c) the Company’s other three most highly compensated executive officers, other than the PEO and PFO, who were serving as executive officers at December 31, 2015.

SUMMARY COMPENSATION TABLE

FOR FISCAL YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)			All Other Compensation ($)		Total ($)
Randy L. Ortiz(4)	2015	$439,832	$—	$162,925	$76,951	$		*	$142,400	(5)	$822,108	*
President and Chief Executive Officer	2014	$462,116	$—	$362,374	$106,877		$—		$135,255		$1,066,622
	2013	$460,000	$—	$375,161	$99,750		$310,500		$106,019		$1,351,430

Kenneth L. Dumas(6)	2015	$259,269	$—	$87,174	$32,491	$		*	$2,300	(7)	$381,234	*
Senior Vice President and Chief Financial Officer	2014	$32,308	$50,000	$20,001	$29,999		$—		$646		$132,954

José M. Oxholm	2015	$249,176	$—	$58,922	$32,486	$		*	$—		$340,584	*
Senior Vice President and General Counsel	2014	$261,650	$—	$200,382	$39,058		$—		$8,375		$509,465
	2013	$260,000	$—	$121,360	$32,268		$117,000		$5,219		$535,847

Emad S. Isaac(8)	2015	$259,732	$—	$61,267	$33,595	$		*	$15,500	(9)	$370,094	*
Senior Vice President and Chief Technology Officer	2014	$273,731	$—	$88,354	$37,869		$—		$29,520		$429,475
	2013	$243,269	$75,000	$134,570	$35,781		$109,470		$56,403		$654,493

Harold E. Dewsnap(10)	2015	$259,269	$—	$61,164	$35,656	$		*	$—		$356,089	*
Senior Vice President and General Manager (U.S. Automotive and Marketing)	2014	$267,116	$—	$88,197	$32,527		$—		$8,992		$396,832
	2013	$240,385	$94,952	$122,335	$32,528		$100,240		$5,327		$595,767

*	Amounts payable under the Annual Incentive Plan for performance during the fiscal year ended December 31, 2015 have not been finalized. The Compensation Committee is expected to determine the funding under the Annual Incentive Plan during February 2016.
(1)	Amounts include the impact of certain company-wide cost-cutting initiatives implemented in 2015.
(2)	The amounts in the “Stock Awards” column reflect the aggregate grant date fair value of stock awards in accordance with FASB ASC Topic 718, pursuant to the 2008 Plan. Assumptions used in the calculations of these amounts are included in Notes 1 and 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. In the case of the performance-based restricted stock, the fair value is reported for the probable outcome, which for this purpose is 100% (or target) achievement. The fair value of awards at the maximum level of achievement for performance-based restricted stock awards is as follows: Mr. Ortiz: $130,340, Mr. Dumas: $46,099, Mr. Oxholm: $44,305, Mr. Isaac: $46,182 and Mr. Dewsnap: $46,099.
(3)	The amounts included in the “Option Awards” column reflect the aggregate grant date fair value of option awards in accordance with FASB ASC Topic 718, pursuant to the 2008 Plan. Assumptions used in the calculations of these amounts are included in Notes 1 and 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. These options are non-qualified stock options issued under the 2008 Plan and represent the right to purchase shares of Common Stock at a fixed price per share (the grant date fair market value of the shares of Common Stock underlying the options).
(4)	Mr. Ortiz is also a director of the Company; however, he did not receive any fees in connection with such services and his total compensation was paid for his services as an executive officer.
(5)	This amount includes $2,978 for executive physicals, $87,000 for reimbursement of housing and commuting expenses, and $52,422 to cover the estimated taxes that Mr. Ortiz would incur as a result of his receipt of such housing and commuting reimbursement payments.
(6)	Mr. Dumas joined the Company in November 2014.
(7)	This amount reflects amounts paid for Mr. Dumas’ executive physical.
(8)	Mr. Isaac joined the Company in February 2013.
(9)	This amount reflects amounts paid in connection with Mr. Isaac’s short-term housing. No tax gross-up was provided in 2015.
(10)	Mr. Dewsnap joined the Company in January 2013.

The Summary Compensation Table above quantifies the value of the various forms of compensation earned by the Named Executive Officers in fiscal years 2015, 2014 and 2013. The primary elements of each Named Executive Officer’s total compensation reported in the table are base salary, non-equity incentive plan compensation and long-term equity incentive awards. We do not have employment agreements with any of our Named Executive Officers.

Grants of Plan-Based Awards in the Fiscal Year Ended December 31, 2015

The following table shows all awards granted to each of the Named Executive Officers during the fiscal year ended December 31, 2015.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2015

Name	Grant Date	Date of Comp. Cmte. Action (if different)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(3) ($)	Grant Date Fair Value of Stock and Option Awards(4) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Randy L. Ortiz			$96,187	$356,250	$698,250
	2/23/15	2/18/15				19,760	38,000	53,200				$93,100
	2/23/15	2/18/15							28,500			$69,825
	2/23/15	2/18/15								53,438	$2.45	$76,951

Kenneth L. Dumas			$37,800	$140,000	$274,400
	2/23/15	2/18/15				6,989	13,440	18,816				$32,928
	2/23/15	2/18/15							10,080			$24,696
	8/14/15	8/14/15							7,500			$26,550
	2/23/15	2/18/15								18,900	$2.45	$27,216
	8/14/15	8/14/15								2,500	$3.54	$5,275

José M. Oxholm			$36,329	$134,550	$263,718
	2/23/15	2/18/15				6,717	12,917	18,084				$31,647
	2/23/15	2/18/15							9,688			$23,736
	8/14/15	8/14/15							1,000			$3,540
	2/23/15	2/18/15								18,164	$2.45	$26,156
	8/14/15	8/14/15								3,000	$3.54	$6,330

Emad S. Isaac			$37,868	$140,250	$274,890
	2/23/15	2/18/15				7,002	13,464	18,850				$32,987
	2/23/15	2/18/15							10,098			$24,740
	8/14/15	8/14/15							1,000			$3,540
	2/23/15	2/18/15								18,934	$2.45	$27,265
	8/14/15	8/14/15								3,000	$3.54	$6,330

Harold E. Dewsnap			$37,800	$140,000	$274,400
	2/23/15	2/18/15				6,989	13,440	18,816				$32,928
	2/23/15	2/18/15							10,080			$24,696
	8/14/15	8/14/15							1,000			$3,540
	2/23/15	2/18/15								18,900	$2.45	$27,217
	8/14/15	8/14/15								4,000	$3.54	$8,440

(1)	The amount shown in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column, sub column “Threshold” represents 27% of the target amount and reflects the minimum amount payable under the Annual Incentive Plan for meeting the established threshold. If attainment falls below the minimum threshold, no payouts will be made under the Annual Incentive Plan. The amount shown in sub column “Target” is the target (100%) of the target cash incentive award for each Named Executive Officer which is then separated into a “fixed” amount of 75% and a “discretionary” amount of 25% upon funding. The amount shown in sub column “Maximum” is 196% of the target amount.
(2)

The amounts shown in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column, sub column “Threshold” represents 52% of the target amount and reflects the minimum amount of shares that would be earned under the performance-based restricted stock award for meeting the established threshold. If attainment falls below the minimum threshold, no shares will vest under the performance-based restricted stock awards. “Target” is the target (100%) number of shares of performance-based restricted stock that would be earned for meeting the target performance metrics. The amount shown in the sub column “Maximum” represents 140% of the target amount, which is the maximum number of shares that would be earned if the highest level of performance was achieved.
(3)	In accordance with the 2008 Plan, the exercise price of the stock option awards is equal to the closing price of our Common Stock as reported by NASDAQ on the date of grant.
(4)	The amounts included in the column “Grant Date Fair Value of Stock and Option Awards” reflect the aggregate grant date fair value of stock and option awards in accordance with FASB ASC Topic 718, pursuant to the 2008 Plan. Assumptions used in the calculations of these amounts are included in Notes 1 and 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. The options are non-qualified stock options issued under the 2008 Plan and represent the right to purchase shares of Common Stock at a fixed price per share (the fair market value of the shares of Common Stock underlying the options as of the grant date). In the case of performance-based restricted stock awards, the fair value is reported for the probable outcome after the two-year performance period, which for this purpose is 100% achievement.

The Compensation Committee established Company performance goals for 2015 for our Annual Incentive Plan based on revenue and EBITDA targets derived from the Company’s annual budget. The actual performance of the Company as compared to the performance targets is used to determine the overall funding for the plan. The plan includes a minimum performance level, or “threshold”, that must be attained in order for any bonuses to be paid. The threshold for 2015 was achievement of each performance metric at 76%, which would result in funding with respect to that metric at the 52% level. The plan also includes a maximum payout level, or “ceiling”, for each performance metric. For 2015, the ceiling for each performance metric was 120% of achievement, which would result in funding at the 140% level for each performance metric.

The funding percentages for the two performance metrics are then multiplied to determine the overall funding of the plan. Thus, the minimum funding under the plan would be achievement of both performance metrics at the 76% level (resulting in funding of 52% X 52%, or 27% of the target), and the maximum funding under the plan would be achievement of both performance metrics at or above the 120% level (resulting in funding of 140% X 140%, or 196% of the target). The Compensation Committee believed that this funding mechanism was appropriate because it provides for bonuses to be dependent upon achievement of both performance metrics and places more emphasis on potential overachievement.

At the beginning of the year, the Compensation Committee determined a target cash incentive award for each Named Executive Officer. Annual incentive cash compensation targets for the Named Executive Officers in 2015 were established based on market benchmarking and internal alignment and ranged from 50% to 75% of base salary for the Named Executive Officers. The target bonus amount is multiplied by the funding percentage determined in the manner described above. Seventy-five percent (75%) of this amount (or the “fixed” portion) is payable strictly upon the achievement of the Company’s performance metrics. The remaining 25% (or the “discretionary” portion) is payable based on the executive’s individual performance and contributions to the Company as determined by the Compensation Committee with input from the Chief Executive Officer with respect to the other Named Executive Officers. The amounts shown in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column, sub column “Target”, in the table above represent the fixed and discretionary portion (75% + 25%) of the target cash incentive award for each Named Executive Officer. The Compensation Committee also determined that modest retention awards would be appropriate for the Named Executive Officers, other than Mr. Ortiz.

Our long-term incentive equity compensation awards are intended to drive long-term Company performance, align the interests of executives with those of our shareholders and retain executives through long-term vesting of equity awards. Executive officers’ annual long-term incentives typically consist of: (a) performance-based restricted stock; (b) time-based restricted stock; and (c) stock options. In 2015, equity awards were issued to executive officers based on the value at the time of grant and generally consisted of approximately 30% stock options, 30% time-based restricted stock, and 40% performance-based restricted stock. In addition to annual equity grants, we generally provide new executive officers with on-boarding grants in connection with the commencement of their employment with the Company.

Outstanding Equity Awards at December 31, 2015

The following table sets forth information with respect to the Named Executive Officers concerning unexercised stock options and unvested restricted stock awards as of December 31, 2015.

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR-END

	Option Awards(1)						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable (3)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(4)		Market Value of Shares of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested ($)(5)
Randy L. Ortiz	—	53,438		—	$2.45	2/23/22
	10,667	21,332		—	$5.65	5/28/21
	34,831	17,415		—	$3.46	5/6/20
	151,515	—		—	$3.08	5/7/19
	151,515	—			$3.25	11/1/18
							29,571		$164,415
							18,916		$105,173
							20,000		$111,200
							28,500		$158,460
										38,000	$211,280
										25,221	$140,229

Kenneth L. Dumas	—	2,500	(6)	—	$3.54	8/14/22
	—	18,900		—	$2.45	2/23/22
	6,329	12,658		—	$2.68	11/12/21
							7,500	(6)	$41,700
							10,080		$56,045
							7,463		$41,495
										13,440	$74,726

José M. Oxholm	—	3,000	(6)		$3.54	8/14/22
	—	18,164			$2.45	2/23/22
	3,898	7,796			$5.65	5/28/21
	11,267	5,634			$3.46	5/6/20
	34,237	—			$3.90	4/26/19
							1,000	(6)	$5,560
							9,688		$53,865
							20,000		$111,200
							6,893		$38,326
							9,566		$53,187
										12,917	$71,819
										8,573	$47,666

Emad S. Isaac	—	3,000	(6)		$3.54	8/14/22
	—	18,934			$2.45	2/23/22
	3,780	7,558			$5.65	5/28/21
	12,494	6,247			$3.46	5/6/20
	10,753	5,376			$3.34	2/11/20
							1,000	(6)	$5,560
							10,098		$56,145
							6,702		$37,263
							10,607		$58,975
							6,006		$33,394
										13,464	$74,860
										8,936	$49,684

Harold E. Dewsnap	—	4,000	(6)		$3.54	8/14/22
	—	18,900			$2.45	2/23/22
	3,773	7,544			$5.65	5/28/21
	11,358	5,679			$3.46	5/6/20
	26,315	—			$3.07	1/16/20
							1,000	(6)	$5,560
							10,080		$56,045
							6,690		$37,197
							9,643		$53,616
							9,772		$54,333
										8,920	$49,596
										13,440	$74,727

(1)	Unless otherwise noted, all options vest in three equal annual installments beginning on the first anniversary of the date of grant.
(2)	Each outstanding stock option granted that was vested and exercisable as of December 31, 2015 is listed in this column.
(3)	Each outstanding stock option that was not yet vested and exercisable as of December 31, 2015 is listed in this column.
(4)	The shares in this column represent time-based restricted stock that, as of December 31, 2015, had not yet vested. The corresponding market values are based on $5.56, the closing price of our common stock on December 31, 2015. Unless otherwise noted, these time-based restricted stock awards vest on the third anniversary of the date of grant.
(5)	The shares in this column represent performance-based restricted stock that, as of December 31, 2015, had not yet vested. The corresponding market values are based on $5.56, the closing price of our common stock on December 31, 2015. Performance-based restricted stock awards vest, if at all, on the second anniversary of the date of grant. The number of shares and market value are based on achieving the target performance measure.
(6)	This award vests as follows: 50% on the date that is six months from the date of grant, 30% on the date that is 12 months from the date of grant, and the remaining 20% on the date that is 18 months from the date of grant.

Option Exercises and Stock Vested Table

The following table sets forth information with respect to the Named Executive Officers concerning stock option exercises and the vesting of stock awards for the fiscal year ended December 31, 2015.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR ENDED DECEMBER 31, 2015

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Randy L. Ortiz(1)	—	—	55,385	$207,694
Kenneth L. Dumas	—	—	—	—
José M. Oxholm(2)	—	—	12,821	$30,899
Emad S. Isaac	—	—	—	—
Harold E. Dewsnap	—	—	—	—

(1)	Mr. Ortiz’s vesting includes 55,385 shares, which vested per the terms of the 2012 award agreement, with a market value of $3.75 per share on the vesting date.
(2)	Mr. Oxholm’s vesting includes 12,821 shares, which vested per the terms of the 2012 award agreement, with a market value of $2.41 per share on the vesting date.

Change-in-Control Agreements

We have entered into double trigger change-in-control agreements with all of our Named Executive Officers as well as certain Vice Presidents. A double trigger change-in-control agreement requires both a change in control and a termination of employment either (a) involuntarily, other than for cause, death or disability or (b) voluntarily for good reason.

The Compensation Committee views the potential lump-sum cash payments for an involuntary termination without cause, or a voluntary termination with good reason, following a change in control of the Company, as reasonable and appropriate for the executive officers, as the process of matching high level senior executives to appropriate new positions may take a significant amount of time.

For purposes of the change-in-control agreements, a change in control is deemed to occur, subject to limited exceptions, if: (a) any person becomes the beneficial owner of 50% or more of the Company’s then outstanding stock; (b) there is consummation of any transaction contemplated by a resolution of the Board approving an agreement of consolidation of the Company with, or a merger into, another corporation or business entity, unless following the consolidation or merger more than 50% of the outstanding voting securities are then beneficially owned by all or substantially all of the same individuals or entities who held such shares immediately before the consolidation or merger, no person (excluding any person beneficially owning 50% or more of the outstanding voting securities, directly or indirectly, immediately prior to such consolidation or merger) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding voting securities of such corporation or business entity entitled to vote generally in the election of directors, and at least a majority of the board consists of incumbent directors of the Company; or (c) there is consummation of a sale of all or substantially all of the Company’s assets to an unaffiliated entity.

If, within 12 months after a change in control of the Company, such Named Executive Officer’s employment is terminated (a) by the Company other than for cause, death or disability or (b) by the Named Executive Officer, for good reason (as defined below), we have agreed to, in addition to salary, benefits and awards accrued through the date of termination:

•	pay the individual an amount equal to two (with respect to Mr. Ortiz) or 1.5 (with respect to each other Named Executive Officer) times the sum of (a) his current base salary and (b) the highest of his target bonus for the current year or the actual bonus paid during either of the prior two years; and

•	provide the individual with benefits under all employee medical, prescription drug and dental plans, or equivalent approved benefits, for up to 24 months following such termination.

“Good Reason” is defined as termination based on, subject to limited exceptions: (a) a material and adverse change in his status or position as an officer or management employee of the Company, the assignment of duties or responsibilities that are materially inconsistent with such status or position, or any failure to re-appoint or re-elect him to such position; (b) a reduction by the Company in his base salary (other than a 10% or less reduction imposed on all senior executives); (c) the Company’s requirement that he be based at an office that is both more than 50 miles from his then current office and further from his then current residence; or (d) the failure by the Company to obtain from any successor the assent to such change-in-control agreement. With respect to Mr. Ortiz and Mr. Dumas, “Good Reason” also includes termination of his employment with the Company after a change in control of the Company if either (1) he is no longer serving in the office held prior to the change in control, or (2) the surviving entity’s equity securities are not publicly-traded on an established securities market such as the New York Stock Exchange or NASDAQ. In addition, a termination by him for any reason during the twelfth (12th) month following any change in control of the Company shall be deemed to be a termination for good reason under such change-in-control agreements.

Under the change-in-control agreements with each Named Executive Officer, we have further agreed to:

•	pay 50% of any payment due in a lump sum on the 60th day after the date of termination and 1/24th or 1/18th, as the case may be, of the remaining 50% on a monthly basis with a final lump sum payment of the unpaid balance to be paid no later than March 15th of the calendar year following the calendar year in which the date of termination occurs; and

•	reimburse legal fees and any expenses incurred in enforcement of the Named Executive Officer’s rights under the change-in-control agreement.

Pursuant to the agreements, the Named Executive Officers shall not at any time communicate or disclose to any unauthorized persons any of our proprietary processes or other confidential information concerning the business, products, suppliers or customers which, if disclosed, would have a material adverse effect upon our business or operations.

In the event that any payments made in connection with a change in control or termination would be subjected to the excise tax imposed by Section 4999 of the Code, the payments pursuant to the agreements would be reduced to the greater of (1) the maximum amount that can be paid without the imposition of an excise tax under Section 4999 of the Code and (2) the net after-tax amount that may be retained by the executive if such net after-tax amount exceeds the amount that would be payable under clause (1) by more than $50,000. No change-in-control agreements include a tax “gross-up” provision.

All performance-based restricted stock awards will automatically vest or become nonforfeitable upon a change in control as defined in, and in accordance with the terms of, the related plans and award agreements. All equity awards with time-based vesting will vest or become nonforfeitable if, within 12 months after a change in control of the Company, the Named Executive Officer’s employment is terminated (a) by us other than for cause, death or disability or (b) by the Named Executive Officer for good reason (as such terms are defined in the applicable change-in-control agreement).

The chart below summarizes the total payments and provision of benefits that would have been payable to the Named Executive Officers if a change in control had occurred on December 31, 2015 and the Named Executive Officer’s employment had terminated in the manner described above. Please see the discussion in the Company’s Schedule 14D-9 under “Item 8. Additional Information. Golden Parachute Compensation” for a description of the change in control payments for each of the Named Executive Officers based on or otherwise related to the Offer and the Merger.

CHANGE IN CONTROL PAYMENTS

Name	Salary/ Bonus(1)	Accelerated Vesting of Equity Awards(2)	Medical/ Dental Benefits(3)	Total
Randy L. Ortiz	$1,662,500	$1,093,522	$31,397	$2,787,419
Kenneth L. Dumas	$630,000	$314,252	$31,397	$975,649
José M. Oxholm	$605,475	$456,007	$29,807	$1,091,289
Emad S. Isaac	$631,125	$393,947	$29,807	$1,054,879
Harold Dewsnap	$630,000	$409,859	$338	$1,040,197

(1)	The severance amounts represent the maximum amounts that would have been payable to the Named Executive Officers based on the Named Executive Officer’s base salary and target bonus as of December 31, 2015. The change-in-control agreements with the Named Executive Officers provide that the severance payments may be reduced to avoid the application of taxes imposed under the Code and, therefore, the Named Executive Officers may receive an amount less than the amount reflected in this table.
(2)	The amounts represent the value of the accelerated vesting of restricted stock awards and in-the-money option awards based on the closing price, $5.56, of the Common Stock on December 31, 2015. Vesting occurs automatically upon a change in control for performance-based restricted stock awards (with such awards vesting at target). All equity awards with time-based vesting are subject to double-trigger acceleration under the change-in-control agreements.
(3)	Does not include amounts that may become payable pursuant to the change-in-control agreements for legal fee and related expense reimbursement (which reimbursement amount is capped at $100,000 for each Named Executive Officer) or for outplacement services (which would not exceed $15,000 for each Named Executive Officer).

Accelerated Vesting of Restricted Stock Outside of a Change in Control

In addition to the change in control scenarios described above, any grants of time-based restricted stock to the Named Executives Officers will automatically vest in accordance with the following schedule in the event of the Named Executive Officer’s death or disability or the termination of his employment by the Company other than for “cause:”

If event occurs after	Vested Shares
First anniversary of Grant Date	1/3rd of the Restricted Stock
Second anniversary of Grant Date	2/3rds of the Restricted Stock
Third anniversary of Grant Date	All of the Restricted Stock

If one of these events had occurred unrelated to a change in control on December 31, 2015, the Named Executive Offers would have been entitled to the following accelerated vesting based on a per share price of $5.56, the closing price of our common stock on December 31, 2015:

Name	No. of Shares	Value of Accelerated Awards
Randy L. Ortiz	32,687	$181,740
Kenneth L. Dumas	2,488	$13,834
José M. Oxholm	15,343	$85,308
Emad S. Isaac	13,310	$74,004
Harold Dewsnap	15,174	$84,368

With respect to performance-based restricted stock, in the event of the Named Executive Officer’s death or disability or the termination of his employment by the Company other than for “cause” after the end of the calendar year of the grant but before the end of the applicable measuring period, the Named Executive Officer’s rights to one-half of the restricted stock that would otherwise become nonforfeitable on the date the Company publicly releases earnings for the second year of the measuring period shall become nonforfeitable as of such date. In the event of the Named Executive Officer’s termination of employment for any other reason before the end of the measuring period (other than a change in control as described above), the Named Executive Officer will automatically forfeit all shares of such restricted stock as of the employment termination date.

COMPENSATION OF DIRECTORS

The following table and notes present the compensation earned by our non-employee directors in the fiscal year ended December 31, 2015.

DIRECTOR COMPENSATION FOR FISCAL YEAR ENDED DECEMBER 31, 2015

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards $(3)	Total
Rory J. Cowan	$47,500	$79,997	$127,497
Gary E. Dilts	$45,000	$79,997	$124,997
Marcia J. Hooper	$40,000	$79,997	$119,997
Philip Horlock	$40,000	$79,997	$119,997
John H. MacKinnon	$50,000	$79,997	$129,997
Robert J. Murray	$20,000	$—	$20,000
David J. Shea	$47,500	$79,997	$127,497
Alan L. Bazaar	$31,573	$87,743	$119,316
John A. Janitz	$27,111	$87,025	$114,137
Edward Davis	$16,264	$64,757	$81,021

(1)	Randy L. Ortiz is not included in this table as he was compensated as an employee of the Company and, thus, received no compensation for his services as a director in 2015. The compensation received by Mr. Ortiz is shown in the Summary Compensation Table on page 25. Mr. Murray’s term on the Board ended on June 15, 2015 due to his retirement. Mr. Bazaar joined the Board on March 17, 2015. Mr. Janitz joined the Board on April 27, 2015. Mr. Davis joined the Board on August 4, 2015.
(2)	The fees also represent fees paid to: Mr. Shea who serves as Chairperson of the Compensation Committee; Mr. MacKinnon who serves as Chairperson of the Audit Committee; and Mr. Dilts who serves as Chairperson of the Nominating/Corporate Governance Committee.
(3)

The amount in the “Stock Awards” column reflects the aggregate grant date fair value of stock awards in accordance with FASB ASC Topic 718, pursuant to the 2008 Plan. Each non-employee director was granted

19,607 shares of restricted stock in 2015 pursuant to the terms of the 2008 Plan. The grant date fair value of each such award was $4.08 per share, using the closing price of the Company’s Common Stock on NASDAQ on June 16, 2015, the date of the grant with the exception of Mr. Davis, who received a prorated grant in the amount of 18,293 shares of restricted stock with a grant date value of such award at $3.54 per share, using the closing price of the Company’s Common Stock on NASDAQ on August 14, 2015.

Prior to the June 2015 grant, in association with his joining the Board, Mr. Bazaar also received 2,671 shares of restricted stock with a grant date fair value of such award of $2.90 per share, using the closing price of the Company’s Common Stock on NASDAQ on March 24, 2015. Mr. Janitz also received an initial grant upon joining the Board of 2,014 shares of restricted stock with a grant value of such award at $3.49 per share, using the closing price of the Company’s Common Stock on NASDAQ on May 13, 2015.

As of December 31, 2015, each director beneficially held the following number of shares of unvested restricted stock issued by the Company: Rory J. Cowan, 33,766 shares; Gary E. Dilts, 33,766 shares; Marcia J. Hooper, 33,766 shares; Philip Horlock, 33,766 shares; John H. MacKinnon, 33,766 shares; David J. Shea, 33,766 shares; Alan L. Bazaar, 22,278 shares; John A. Janitz, 21,621 shares; and Edward Davis, 18,293 shares. As of December 31, 2015, none of the directors held options to purchase shares of Common Stock.

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill-level required by us of members of the Board.

For fiscal year 2015, each non-employee director received an annual fixed fee retainer of $40,000, payable quarterly. Directors also receive restricted stock awards, as described below, and are eligible to participate in our charitable gift matching program up to $5,000 in the aggregate per year. The Chairperson of the Nominating/Corporate Governance Committee receives an annual stipend of $5,000. The Chairperson of the Board and the Chairperson of the Compensation Committee each receive an annual stipend of $7,500. The Chairperson of the Audit Committee receives an annual stipend of $10,000. In 2015, the Board also approved a retainer of $15,000 to be paid to the Chairperson of the Special Committee formed by the Board, which will be paid to Mr. Cowan in 2016. Directors are reimbursed for reasonable out-of-pocket travel, hotel and incidental expenses for each Board meeting attended. Annual cash and equity compensation is prorated for new directors taking office in between annual shareholder meeting dates.

Consistent with past practice, on the third business day following an annual meeting of shareholders, each eligible non-employee director elected or re-elected at such meeting receives an annual grant of $80,000 (rounded to the nearest whole number of shares) in value based on the fair market value of our Common Stock on the date of grant (as defined in the 2008 Plan) of restricted stock subject to forfeiture and restrictions on transfer which lapse after two years. Any non-employee director elected other than at the annual meeting of shareholders is granted such restricted stock on a pro-rated basis in the form of an on-boarding award.

Directors are subject to a minimum share ownership requirement. Within two years after joining our Board, each director is required to directly own a minimum of 5,000 shares of the Company’s Common Stock. All of our directors that have served with the Company for more than two years have satisfied this equity ownership requirement. Also, similar to our executive officers, our policies with respect to Company securities prohibit our directors from pledging Company securities as collateral for a loan, making short sales, or buying or selling puts, calls or other derivative securities.

AUDIT COMMITTEE REPORT

The Audit Committee for 2014 was comprised of John H. MacKinnon (Chairperson), Marcia J. Hooper, Philip Horlock and David J. Shea, each of whom is an independent director, as defined by applicable SEC and NASDAQ rules. The Audit Committee operates under a written charter adopted by the Board.

The Audit Committee has reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended December 31, 2014. The Audit Committee has discussed with Grant Thornton LLP, the independent registered public accounting firm, or the independent auditors, the matters required to be discussed by Auditing Standard No. 16, “Communications with Audit Committees,” as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has reviewed the Company’s auditing and accounting principles and practices, periodically discussed with management, internal audit and the independent auditors major financial risk exposures and the quality and adequacy of the Company’s internal controls, and reviewed and reassessed the adequacy of its charter.

The Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors’ communications with the Audit Committee concerning independence, and has discussed with Grant Thornton LLP that firm’s independence. The Audit Committee has reviewed the independent auditors’ fees for audit and non-audit services for the fiscal year ended December 31, 2014 and has considered whether the provision of non-audit services are compatible with maintaining the independent auditors’ independence prior to pre-approving such services. Based on the above, the Audit Committee has concluded that the provision of non-audit services is compatible with maintaining the independent auditors’ independence at this time.

Based on its review of the audited consolidated financial statements and the various discussions noted above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for filing with the SEC.

The foregoing has been furnished by the Audit Committee:

John H. MacKinnon (Chairperson)	Philip Horlock
Marcia J. Hooper	David J. Shea

POLICY GOVERNING RELATED PERSON TRANSACTIONS

In recognition of the fact that transactions involving related persons can present potential or actual conflicts of interest or create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders, the Board has adopted a written policy, which provides for the review and approval (or, if completed, ratification, cancellation or annulment) by the Audit Committee of all transactions involving the Company in which a related person is known to have a direct or indirect interest, including transactions required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC. For purposes of this policy, a related person includes: (a) any person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K, even if they do not presently serve in that role) a director or an executive officer of the Company or a nominee to become a director of the Company; (b) any known beneficial owner of more than 5% of the Company’s Common Stock; or (c) any immediate family member of any of the foregoing. Such transactions may be pursued only if the Audit Committee believes, after considering the matter in good faith, that they are in, or are not inconsistent with, the best interests of the Company and its shareholders.

A copy of our Related Person Transaction Policies and Procedures is available on our website at www.lojack.com under the heading “Investor Relations.” We did not have any related person transactions during 2015 that are required to be disclosed in this Information Statement under SEC rules.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, executive officers and persons who own more than 10% of the outstanding Common Stock of the Company to file with the SEC and NASDAQ reports of beneficial ownership and changes in beneficial ownership of voting securities of the Company and to furnish copies of such reports to the Company. Based solely on a review of copies of such reports furnished to the Company during or covering the fiscal year ended December 31, 2015 or written representations from certain persons furnished to the Company that no reports were required to be filed for those persons, the Company believes that all reports required to be filed and all transactions required to be disclosed by Section 16(a) of the Exchange Act were filed or disclosed in a timely fashion during the fiscal year ended December 31, 2015.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT SHAREHOLDERS

The following table sets forth certain information as of January 29, 2016, with respect to the voting securities of the Company beneficially owned by: (a) any person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company’s Common Stock; (b) each director of the Company; (c) each of the Named Executive Officers; and (d) all directors and executive officers of the Company as a group. A person is deemed to be the beneficial owner of voting securities of the Company if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership of such securities within sixty days of January 29, 2016, defined as Currently Exercisable Options for purposes of the table and footnotes below. As used herein, “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose of or direct the disposition of shares. Except as provided in the table or the notes thereto, each person named has sole voting and investment power with respect to the shares listed as being beneficially owned by such person, and has a mailing address c/o LoJack Corporation, 40 Pequot Way, Canton, Massachusetts 02021.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of class
Tieton Capital Management 4700 Tieton Drive, Suite C Yakima, WA 98908	2,040,656	(1)	10.4%
Janus Capital Management LLC Plaisance Fund LP 151 Detroit Street Denver, CO 80206	1,745,123	(2)	8.9%

Randy L. Ortiz	660,977	(3)	3.3%
Rory J. Cowan	156,975	(4)	*
John H. MacKinnon	138,226	(5)	*
Harold E. Dewsnap	130,602	(6)	*
José M. Oxholm	133,555	(7)	*
Emad S. Isaac	97,028	(8)	*
David J. Shea	83,698	(9)	*
Gary E. Dilts	82,233	(10)	*
Marcia J. Hooper	82,233	(11)	*
Kenneth L. Dumas	77,362	(12)	*
Philip Horlock	47,656	(13)	*
John A. Janitz	41,741	(14)	*
Alan L. Bazaar	22,278	(15)	*
Edward F. Davis	18,293	(16)	*
All executive officers and directors as a group (14 people)	1,772,857	(17)	8.8%

*	Less than 1% of the 19,683,903 outstanding shares of Common Stock as of January 29, 2016.
(1)	According to a Schedule 13G/A filed with the SEC on January 12, 2016 and reports on Shares held as of December 31, 2015, Tieton Capital Management beneficially owns an aggregate of 2,040,656 Shares and exercises shared voting and investment power with respect to such Shares.
(2)	According to a Schedule 13G/A filed with the SEC on February 18, 2015 and reports on Shares held as of December 31, 2014, Janus Capital Management LLC and Plaisance Fund LP beneficially own an aggregate of 1,745,123 Shares and exercise sole voting and investment power with respect to 1,745,123 Shares. Plaisance Fund LP is a managed portfolio to which Janus Capital Management provides investment advice.
(3)	Includes 366,341 shares issuable upon exercise of Currently Exercisable Options and 160,208 restricted shares awarded to Mr. Ortiz under our stock-based plans which are subject to restrictions on transfer.

(4)	Includes 33,766 restricted shares awarded to Mr. Cowan under our stock-based plans which are subject to restrictions on transfer.
(5)	Includes 33,766 restricted shares awarded to Mr. MacKinnon under our stock-based plans which are subject to restrictions on transfer. Also includes 92,360 shares held in a joint account over which Mr. MacKinnon’s wife has shared voting and dispositive power.
(6)	Includes 49,746 shares issuable upon exercise of Currently Exercisable Options and 49,773 restricted shares awarded to Mr. Dewsnap under our stock-based plans which are subject to restrictions on transfer.
(7)	Includes 56,957 shares issuable upon exercise of Currently Exercisable Options and 68,637 restricted shares awarded to Mr. Oxholm under our stock-based plans which are subject to restrictions on transfer.
(8)	Includes 40,215 shares issuable upon exercise of Currently Exercisable Options and 56,813 restricted shares awarded to Mr. Isaac under our stock-based plans which are subject to restrictions on transfer.
(9)	Includes 33,766 restricted shares awarded to Mr. Shea under our stock-based plans which are subject to restrictions on transfer.
(10)	Includes 33,766 restricted shares awarded to Mr. Dilts under our stock-based plans which are subject to restrictions on transfer.
(11)	Includes 33,766 restricted shares awarded to Ms. Hooper under our stock-based plans which are subject to restrictions on transfer.
(12)	Includes 13,879 shares issuable upon exercise of Currently Exercisable Options and 38,483 restricted shares awarded to Mr. Dumas under our stock-based plans which are subject to restrictions on transfer.
(13)	Includes 33,766 restricted shares awarded to Mr. Horlock under our stock-based plans which are subject to restrictions on transfer.
(14)	Includes 21,621 restricted shares awarded to Mr. Janitz under our stock-based plans which are subject to restrictions on transfer.
(15)	Includes 22,278 restricted shares awarded to Mr. Bazaar under our stock-based plans which are subject to restrictions on transfer.
(16)	Includes 18,293 restricted shares awarded to Mr. Davis under our stock-based plans which are subject to restrictions on transfer
(17)	Includes 527,138 shares issuable upon exercise of Currently Exercisable Options and 638,702 restricted shares awarded to our directors and executive officers under our stock-based plans which are subject to restrictions on transfer.

Annex B

February 1, 2016

Board of Directors of

LoJack Corporation

40 Pequot Way

Canton, MA 02021

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of common stock, $0.01 par value per share (the “Common Stock”) of LoJack Corporation (the “Company”) of the consideration to be received by these holders pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among the Company, CalAmp Corp., the (“Parent”) and Lexus Acquisition Sub, Inc., the (“Purchaser”) (the “Transaction”).

You have advised us that under the terms of the Merger Agreement, all of the issued and outstanding shares of Common Stock will be converted into the right to receive, and become exchangeable for, $6.45 per share in cash. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

Pacific Crest Securities, a division of KeyBanc Capital Markets Inc. (“Pacific Crest”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement, dated February 1, 2016, which we understand to be in substantially final form; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three year period ended December 31, 2014, and the Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015; (iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (v) certain publicly available information concerning the Parent and its financing sources; (vi) certain publicly available information with respect to certain other publicly traded companies that we believe to be comparable to the Company and the trading markets for certain of such other companies’ securities; and (viii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry, and considered such other data and information we judged necessary to render our opinion.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available and have assumed and relied upon the representations and warranties of the Company, the Purchaser contained in the Merger Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection

B-1

Board of Directors of

LoJack Corporation

40 Pequot Way

Canton, MA 02021

or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without material adverse effect on the Company or the Transaction.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the conditions to the Transaction as set forth in the Merger Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Merger Agreement.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be received by the holders of the Company’s Common Stock pursuant to the Merger Agreement and does not address the Company’s underlying business decision to effect the Transaction or any other terms of the Transaction. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion. This opinion has been approved by a fairness committee of KeyBanc Capital Markets Inc.

We have acted as financial advisor to the Company in connection with the Transaction and will receive from the Company a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction (the “Transaction Fee”). In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us under certain circumstances. We also will receive a fee ($400,000) in connection with the delivery of this opinion, half of which ($200,000) will be credited once against any Transaction Fee earned. In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this opinion was prepared solely for the confidential use of the Board of Directors of the Company in its evaluation of the proposed Transaction. Our opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender shares of Common Stock into the tender offer contemplated by the Merger Agreement or how such shareholder should vote at any shareholders’ meeting held in connection with the Transaction. In addition, we do not express any opinion as to the fairness of the amount or the nature of the compensation now paid or to be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to public shareholders of the Company.

We were engaged by the Board to render this opinion in connection with the Board’s discharge of its fiduciary obligations. We have advised the Board that we do not believe that any person (including a shareholder of the Company) other than the directors has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on our rights and responsibilities under the federal securities laws or on the rights and responsibilities of the Company’s Board of Directors under applicable law.

B-2

Board of Directors of

LoJack Corporation

40 Pequot Way

Canton, MA 02021

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of the Company.

Very truly yours,

/s/ PACIFIC CREST SECURITIES, A DIVISION OF KEYBANC CAPITAL MARKETS INC.

PACIFIC CREST SECURITIES, A DIVISION OF KEYBANC CAPITAL MARKETS INC.

B-3